Form 10-K/A, Exhibit 13
period 1996-12-31
TUESDAY MORNING CORP/DE
filed 1997-04-07
CIK 878726

                                                                     EXHIBIT 13

                    [LOGO OF TUESDAY MORNING APPEARS HERE]





                          Tuesday Morning Corporation

                               1996 Annual Report

The Tuesday Morning Story. We sell quality & price. The Tuesday Morning story is a unique one. In part, because we have no direct competition. Among closeout retailers, no one offers the level of discounted price, quality and merchandise selection that our customers find at Tuesday Morning.

    Just imagine a true shopping adventure: an exciting treasure hunt for quality, name brand gifts at deep-discount, closeout prices. That is the experience of visiting a Tuesday Morning store during one of our four sales events. With each visit, customers discover a new collection of treasures at up to 90% off department store regular prices and always at 50% to 80% below commonly advertised prices.

    Over the years, we have achieved a leadership position in the gift closeout industry. And for good reason. For middle to high end gifts at closeout prices, we are the largest retailer in the world. The secret to our success is rooted in several areas. Our three-tier price tag clearly showcases the significant savings and value Tuesday Morning offers on each purchase. We continuously refine our buying focus by targeting specific merchandise categories that we know are successful for us. Our experienced buying team travels the globe, taking advantages of the marketplace and buys an array of merchandise which is unsurpassed in quality and value.

    Our "event" shopping approach has created one of the most loyal customer bases in the entire retailing industry. Customers often line up outside our stores long before our 8:00 AM openings just to take advantage of our impressive savings.

    And through our carefully calculated expansion strategy, we will continue to grow the business by opening new stores across the United States and increasing the amount of sales we generate. Judging from our solid 1996 results, we fully expect our strategy to be on target for the future.

Table of Contents

Financial Highlights          2

Markets                       4

Shareholders Letter           6

The Price Story              10

The Product Story            12

The Buying Story             14

The Event Story              16

The Technology Story         18

The Customer Story           20

The Store Growth Story       22

Financial Review             24

                            1996 ANNUAL REPORT  1

FINANCIAL HIGHLIGHTS

     Tuesday Morning Corporation and Subsidiaries
     December 31, 1996 and 1995
     (in thousands, except share data)

                                                             1996          1995          1994
 ...............................................           ---------      --------      --------
Operations --
Years Ended December 31
Net sales                                                $ 256,756       210,265       190,081
Net earnings                                                11,516         4,773         2,651
Net earnings per common share and share equivalents           1.40          0.60          0.34
Net earnings as a percent of net sales                        4.49%         2.27%         1.39%
Weighted average shares and share equivalents
    outstanding                                              8,215         7,997         7,890

Balance Sheet --
As of December 31
Cash and cash equivalents                                 $ 10,754         6,276         4,535
Inventories                                                 75,493        52,367        46,815
Total assets                                               121,757        94,243        89,403
Mortgages on land, buildings and equipment-excluding
    current installments                                     4,594         5,615         4,952
Shareholders' equity                                        75,528        63,648        58,630
Working capital                                             49,568        39,115        32,593
Current ratio                                                 2.29          2.86          2.55


2    TUESDAY MORNING CORPORATION


NET SALES                                 NET EARNINGS                          EARNINGS PER SHARE
Millions       1994     $190.0            Millions       1994      $2.6         Dollars        1994      $0.34
               1995     $210.3                           1995      $4.8                        1995      $0.60
               1996     $256.8                           1996     $11.5                        1996      $1.40



COMP STORE SALES                          STORE TOTAL
               1994     4.0%                             1994     246
               1995     6.0%                             1995     260
               1996    14.0%                             1996     286

                                                  1996 ANNUAL REPORT 3

                              [MAP APPEARS HERE]











4  TUESDAY MORNING CORPORATION

                              [MAP APPEARS HERE]



With corporate headquarters, warehouse and shipping operations based in Dallas, Tuesday Morning Corporation oversees 286 stores in metropolitan markets in 33 states across the country. In 1997, our Company plans to surpass the three hundred store mark.

                                                       1996 ANNUAL REPORT

Quality & Price: A Success Story

Dear Shareholders: The past year was a record-setting one for Tuesday Morning Corporation. We are pleased to report that the positive surge in sales which began in 1994 continued this year, with 1996 sales the best in the history of our Company. Sales for the year increased 22% to $256.8 million from $210.3 million in 1995. Comparable store sales increased 14% for the year. Profits increased from $4.8 million to $11.5 million, a 140% increase over last year. It has been a great year for Tuesday Morning.

     Three key factors were major contributors to our success in 1996. First, we expanded the selection of gifts throughout the stores, with a special emphasis in the upper-end gift categories. A key reason that our product selection improved over the past two years was the talented and experienced buying team at Tuesday Morning.

     Since 1994, we more than doubled the number of buyers, from ten to twenty-two, increasing each buyer's opportunity to select better quality product at the very lowest price. Our buyers can be extremely selective in negotiating their buys, giving us better product selection, increased sales and less markdowns.

     Our customers have always looked to us for quality, name brand gifts at the very best closeout prices and we haven't disappointed them this year. Their response was very positive to this broader, and higher end, merchandise selection with increased sales and profits a clear validation of our move in this direction.

A positive result: our gross profit has improved 1.0% during 1996 and we plan

Normally retailing for
   $70 in department stores, Pierre Cardin gift-boxed pen and pencil sets were closeout priced at $4.99. Over 140,000 sets were sold in six days.

6  TUESDAY MORNING CORPORATION

Tuesday Morning sold
   over 1.7 million silver-
   plated frames in 1996.
   Pictured: Jerry M. Smith,
   President and Chief
   Operating Officer, and Lloyd. L. Ross,
   Chairman and Chief Executive Officer,
   talk to a few
   of the hundreds of
   customers in line on opening morning of
   our Christmas sale.

                                                         1996 ANNUAL REPORT 7
on continuing this momentum in the coming years.
     Second, through our three tier pricing strategy which appears on all price tags, we clearly and quickly communicated to every shopper the incredible Tuesday Morning savings on each item in our stores. The price tag shows the Department Store Regular (usually inflated) price, their "Sale" price and Tuesday Morning's 50% to 80% closeout price. With this expanded information, our customers can quickly determine the true pricing value and discount being offered.

     And thirdly, Tuesday Morning continues to reap the benefits of the streamlining of our operations which we have aggressively worked on the past few years. These moves boosted efficiencies throughout the Company, the results of which will be positively felt for years to come.

     Successful completion of our five-year technology overhaul, two years ahead of schedule, has translated directly into improved bottom-line profits and performance. And improvements will continue to be made as new technology enhancements are introduced. We now have the flexibility to receive product in our warehouse and "quick turn" ship to all 286 stores within one day if necessary. This is an accomplishment that is unheard of in the gift closeout industry.

     Our "point of sale" system also provides us with instant inventory information allowing us complete control of regional and store level inventories and the flexibility to move merchandise, resulting in the need for less costly mark downs. In our humble opinion, we believe that Tuesday

Tuesday Morning
   bought a collection
   of "Hug Me" plush
   pets by famous maker Madame Alexander.
   Because of the deep-discount
   pricing and first quality product,
   16,000 bears were sold in about
   three hours.

   8 TUESDAY MORNING CORPORATION

     Morning's information systems technology is the best in the retail industry.

     Tuesday Morning has created and holds a singular niche in the gift retailing industry that is unmatched by any competitor. We are "event" sellers, opening our stores for four event selling periods each year. With this selling strategy, we have created an anticipation and level of excitement among our customers that is unheard of. They know that when Tuesday Morning opens, they are embarking on a great treasure hunt. No wonder we can sell 41,000 Limoges boxes worth over $2 million, in a little over one hour.

     We have grown to become the largest closeout gift retailer in the world and we can assure you that it is a position we are determined to maintain.

     Our 1996 success would not have been achieved without the total dedication of our entire Tuesday Morning family and we extend a heart felt thanks to each and every one of them. Please be assured that our goal is to continue to increase profits and enhance shareholders' value in the years to come.

Sincerely,

/s/ Lloyd L. Ross
-----------------
Lloyd L. Ross
Chairman and Chief Executive Officer

/s/ Jerry M. Smith
------------------
Jerry M. Smith
President and Chief Operating Officer

Tuesday Morning is
   the largest closeout retailer of hand-decorated Limoges boxes from France. Normally priced from $75 to $225 in department stores, they were closeout priced from $29.99 to $89.99 and our customers bought $2 million worth in about one hour.

                                                          1996 ANNUAL REPORT  9

Quality & Price: A Success Story

The Price Story. At Tuesday Morning, our customers know exactly what they're getting, and more importantly, exactly how much they're saving. Our three-tier price ticket illustrates the significant difference between our true closeout price and the regular retail and sale prices.

    Our pricing approach reflects a strategy that has been refined and perfected over the years. The result? Tuesday Morning has created a unique niche in the retail industry. We offer first quality, name brand gifts and home accessories at incredibly deep discounted, closeout prices.

    This deep discount message is reinforced in everything we do. We have built our foundation by discounting everything at least 50% to 80%. Our customers know that when they shop at any of our 286 stores across the country that the Tuesday Morning price is an honest price. Guaranteed.

    We offer our customers a 100% refund on any returned item. We stand behind what we sell. Quality, value and price are of utmost importance to Tuesday Morning and we deliver that to our customers.



Decorative cast iron
 lanterns, part of our
 expanded lawn and
 garden product category,
 sold in department
 stores at triple the
 Tuesday Morning price.
 Savvy customers
 recognized the value,
 buying 14,000 lanterns
 in about six hours.


10 TUESDAY MORNING CORPORATION

Tuesday Morning shoppers
 bought 65,000 canvas
 folding lawn chairs in
 about five hours. Over
 $15 million in lawn and
 garden items were sold
 during the second quarter
 sales event in 1996.



                                                         1996 ANNUAL REPORT 11

Quality & Price: A Success Story

In 1996, Tuesday Morning was the world's largest closeout retailer of Farberware
  Quality Cookware, purchasing approximately $13 million directly from the manufacturer.

The Product Story. It's been said that a visit to Tuesday Morning is like an amazing treasure hunt. No doubt it's because while most retailers sell the same merchandise all the time, we're always offering new, different and exciting items. Our products vary by season, and also by the opportunities our buyers discover with vendors across the United States and around the world.

    Our merchandise mix covers a variety of product categories and includes fine china and gifts, glass and crystal, decorative accessories, linens and domestics, toys, luggage, men's and women's accessories and seasonal items including holiday trim. After a successful four year test period in forty stores, we are rolling out a fine jewelry "store within a store" to 150 Tuesday Morning locations during the next couple of years.

    While the merchandise will always change, our commitment to offering the very best name brand gifts will not. There are never any irregulars, factory rejects, seconds or damaged items. We sell only famous maker, first quality merchandise at closeout prices.

    Tuesday Morning carries familiar brand names that educated consumers know and trust. Famous makers like Oneida, Martex, Ralph Lauren, Anne Klein, Samsonite, Fisher-Price, Spode and Steiff, just to name a few. We also regularly carry top of the line items like Daum French crystal, Couristan area rugs, Frette Italian linens and Madame Alexander toys.


     12 TUESDAY MORNING CORPORATION

Ceramic pie savers, crafted and hand-painted in Portugal, sold at Tuesday
   Morning for $9.99, 75% below the department store price. In about two hours, over 12,500 pieces were sold.

                                                         1996 ANNUAL REPORT  13

Quality & Price: A Success Story

Tuesday Morning bought 200,000 pieces of brass product in 1996 including over forty different styles of candlesticks.

The Buying Story. Buying merchandise for our stores presents a unique challenge and a tremendous opportunity for Tuesday Morning. Other retailers return time and again to the same suppliers and manufacturers. To meet our strict buying criteria, we travel the world, searching factory showrooms and "out of the way" warehouses to find the best merchandise at a price and value we can pass on to our customers. We primarily focus on manufacturers' end-of-the-line products.

In fact, many upscale vendors regularly liquidate their excess inventory only through Tuesday Morning. We also take advantage of merchandise which did not meet the manufacturers' sales projections in the normal retail marketplace by purchasing it at dramatically below wholesale prices.

    The Tuesday Morning team of twenty-two experienced buyers spends over two-thirds of the year traveling the globe to discover and purchase the exciting closeout merchandise found in our stores. From the United States to Brazil, Hungary to India, England to the Czech Republic, Korea to Indonesia, China to Japan, we are ever vigilant in finding unique gifts and merchandise that will please our customers.

    That's why our inventory is constantly new and continuously expanding. Tuesday Morning has developed a reputation among quality manufacturers as a reputable source for overruns and end-of-line product. From essential household items like cookware and luggage to decorative accessories such as framed prints made from 150-year-old engravings, we continue to provide the best quality merchandise at unmatched closeout prices.


     14 TUESDAY MORNING CORPORATION

Tuesday Morning is the largest closeout retailer in the United States of European mouth-blown, hand-cut crystal.

                                                        1996 ANNUAL REPORT  15

Quality & Price: A Success Story

French Corolle dolls are some of the most cherished, sought-after collectible dolls available today. Tuesday Morning sold over 7,000 dolls in just four hours.

The Event Story. Our "sales event" philosophy is a unique retail concept: open only four times a year for events which last from six to twelve weeks each. The sales events are scheduled beginning with the peak retail selling periods of February, May, August and October. This unusual, but highly effective approach to retailing has created a special mystique with mid-to-upper class shoppers and has catapulted Tuesday Morning to the forefront of the closeout gift industry.

    Our entire operation is built around the single concept of doing business when the profit potential is the greatest. By closing stores during the slower shopping periods, we keep overhead to a minimum. This retail downtime also allows us to concentrate on re-stocking shelves with new merchandise for the next exciting sales event.

    Tuesday Morning sales events provide a win-win scenario for both our Company and our customer. Shoppers look forward to winning at the checkout counter, and they arrive every time, readied for the deep-discount treasure hunt.

    Direct mail and newspaper advertising campaigns are two key marketing components of our sales event strategy. Tuesday Morning's mailing list has topped four million and has grown 12% a year. This is a qualified list of mid-to-upper class consumers who have requested that their names be included in our mailings. And, it's a list that remains with us and is never sold to other companies.

    Our four-color, eight to twelve page direct mail pieces highlight new merchandise and the values found with every item. Product showcased in these mailings often sell out on opening day. In fact, some have sold out in a matter of minutes.


     16 TUESDAY MORNING CORPORATION

Seasonal items sell quickly at Tuesday Morning. Customers purchased 65,000 hand-painted wood Christmas trains in the first two days of our October 1996 sales event.

                                                         1996 ANNUAL REPORT  17

Quality & Price: A Success Story

Normally retailing for $135 in department stores, luxury chenille throws were closeout priced at $29.99. In about two hours, over 12,000 pieces were sold.

The Technology Story. At Tuesday Morning, we continue to utilize leading-edge technology to streamline operations and boost overall productivity. Over the last three years, we engineered, programmed, installed and interconnected three new technology systems: a local area network (LAN) for our corporate headquarters; an inventory tracking/processing system for our warehouse; and point of sale and electronic surveillance tracking systems.

    With a completely computerized tracking system, our Company can immediately locate any piece of merchandise in the warehouse or on the store shelves. Because of this technological upgrade, the process of preparing new stores for future openings is more efficient than ever before. In addition, new items can move from the warehouse loading dock to any store in the country within hours, if necessary.

    Technological advances are found in every facet of the warehouse operation including onboard scanners and computer terminals which have been installed in our entire fleet of forklifts. Warehouse capacity has doubled, worker productivity has tripled and store paperwork costs have been reduced by 40%. We are extremely pleased with these results.


     18 TUESDAY MORNING CORPORATION

Tuesday Morning sold the largest collection of European fine linens offered to U.S. consumers at closeout prices. Quality-conscious shoppers purchased over $1 million of these linens in two days.

                                                        1996 ANNUAL REPORT  19

Quality & Price: A Success Story

Tuesday Morning is
  one of the top three importers of fine quality, hand-knotted and hand-hooked Oriental rugs from China and India.

The Customer Story. It's a fact: offer customers something new, something wonderful that they haven't seen before at 50% to 80% off retail prices and they'll come back for more. Again and again.

    That's a major draw of Tuesday Morning. The ever-changing inventory and sales event selling strategy spurs a curiosity that other retailers simply cannot match. Savvy customers already know that closeout merchandise is often limited, so when they find an item they like, they must buy it immediately or risk missing out entirely. With our deep discount pricing, it's no surprise that shoppers will often spend hundreds of dollars during a single visit. Hundreds of customers will often wait in line at 8:00 AM on opening day just to have the opportunity to find a Tuesday Morning treasure.

    Preferred customers receive advance mailings alerting them to the next sales event. These upscale bargain hunters are a special breed of shoppers. One shopper remarked: "If you really like the thrill of the hunt, you can't beat Tuesday Morning for exciting shopping. Every time you go, there's always something new." Another shopper rescheduled her daughter's wedding rather than miss the first day of a sales event. And a big bonus to us is that word of mouth advertising has elevated customer loyalty to a near cult level.

    The Tuesday Morning customer is primarily female between the ages of 25 and 54, a professional or married to one, with a median annual family income of close to $65,000. She also is a knowledgeable shopper, often frequenting five or more national retailers, so she immediately recognizes the first quality, name brand merchandise at closeout prices found at Tuesday Morning. And that is why our customers keep coming back.


     20 TUESDAY MORNING CORPORATION

Customers view Tuesday Morning home accessories as unique treasures. Over 14,000
   Tiffany style lamps, closeout priced at $49.99 were sold in about four hours.

                                                        1996 ANNUAL REPORT  21

Quality & Price: A Success Story

Deep-discounted at 80% off the normal department store retail price, over 12,000 collectible Hummel pendant watches were sold in about one hour.

The Store Growth Story. Tuesday Morning opened its first store in 1974. At the end of 1996, we had 286 stores in 33 states. We have taken a realistic, but calculated approach with our expansion plans. On average, we currently open between twenty-five and thirty new stores a year and we plan on continuing a 10% to 15% increase in store growth over the next several years. Our research indicates that it will be many years before Tuesday Morning reaches market saturation.

    In 1997, we will look to expand our store base on the east and west coasts as well as in smaller, but carefully targeted markets. In addition, we will open new stores in existing markets where we see the demand. At Tuesday Morning, our real estate experience continues to indicate that the prime locations for our stores is amid high concentrations of white collar professionals.

    One reason for our successful store growth is that we keep real estate costs far below what traditional retailers normally spend. By opening stores in retail strip centers and warehouse zone locations, we are able to secure leases at far below market rates, often less than half of what it costs other retailers. In fact, the overall cost to open one of our stores is quite modest as compared to the retailing norm. We spend approximately $70,000 for fixtures and start-up costs, plus an additional $120,000 in inventory.


     22 TUESDAY MORNING CORPORATION

From carry-ons to pullmans to garment and duffel bags, luggage is a mainstay at Tuesday Morning sales events. For example, more than 14,000 pieces of Ciao luggage were sold in about five hours.

                                                        1996 ANNUAL REPORT 23

Financial Review

Consolidated
Balance Sheets                                      25

Consolidated Statements
of Operations                                       26

Consolidated Statements
of Shareholders' Equity                             27

Consolidated Statements
of Cash Flows                                       28

Notes to Consolidated
Financial Statements                                29

Independent
Auditors' Report                                    37

Management's Discussion
and Analysis of Financial
Condition and Results
of Operations                                       38

Shareholder Information                             44

Markets                                             46

     24 TUESDAY MORNING CORPORATION

CONSOLIDATED BALANCE SHEETS
   Tuesday Morning Corporation and Subsidiaries
   December 31, 1996 and 1995
   (in thousands, except share data)


   Assets                                                                     1996           1995
   ----------------------------------------------                          ---------       --------
   Current assets:
       Cash and cash equivalents                                           $  10,754       $  6,276
       Inventories                                                            75,493         52,367
       Prepaid expenses                                                        1,048            993
       Other current assets                                                      726            458
                                                                           ---------       --------
          Total current assets                                                88,021         60,094
                                                                           ---------       --------
   Property, plant and equipment (notes 5 and 6):
       Land                                                                    8,356          8,356
       Buildings                                                              13,926         12,989
       Furniture and fixtures                                                 17,658         15,584
       Equipment                                                              14,469         13,433
       Leasehold improvements                                                  2,082          1,967
                                                                           ---------       --------
                                                                              56,491         52,329
       Less accumulated depreciation and amortization                        (26,104)       (21,267)
                                                                           ---------       --------
       Net property, plant and equipment                                      30,387         31,062
                                                                           ---------       --------

   Due from Officer (note 2)                                                   2,679          2,211
   Other assets (note 2)                                                         670            876
                                                                           ---------       --------
       Total Assets                                                        $ 121,757       $ 94,243
                                                                           =========       ========

   Liabilities and Shareholders' Equity
   Current liabilities:
       Current installments of mortgage (note 5)                           $   1,021       $  1,021
       Current installments of capital lease obligation (note 6)                 625            755
       Accounts payable                                                       22,543         12,707
       Accrued expenses:
          Sales tax                                                            2,105          1,662
          Other                                                                5,637          2,467
       Deferred income taxes (note 8)                                             57            231
       Income taxes payable (note 8)                                           6,465          2,136
                                                                           ---------       --------
          Total current liabilities                                           38,453         20,979
                                                                           ---------       --------
   Mortgage on land, buildings and equipment, excluding
       current installments (note 5)                                           4,594          5,615
   Capital lease obligations, excluding current installments (note 6)            382          1,007
   Deferred income taxes (note 8)                                              2,800          2,994

   Shareholders' equity (note 7):
       Preferred stock of $1 par value per share
          Authorized 2,000,000 shares, none issued                                --             --
       Common stock of $.01 par value per share
          Authorized 20,000,000 shares; issued
          8,181,036 shares at December 31, 1996 and
          8,143,586 shares at December 31, 1995                                   82             81
       Additional paid-in capital                                             18,640         18,277
       Retained earnings                                                      58,834         47,318
       Less: treasury stock (274,500 shares in 1996 and in 1995)              (2,028)        (2,028)
                                                                           ---------       --------
          Total shareholders' equity                                          75,528         63,648
                                                                           ---------       --------
   Commitments and contingencies (notes 3, 10 and 12)
          Total Liabilities and Shareholders' Equity                       $ 121,757       $ 94,243
                                                                           =========       ========

See accompanying notes to consolidated financial statements.

                                                          1996 ANNUAL REPORT  25

CONSOLIDATED STATEMENTS OF OPERATIONS

   Tuesday Morning Corporation and Subsidiaries
   Years Ended December 31, 1996, 1995 and 1994
   (in thousands, except per share amounts)

                                                                1996            1995           1994
   .................................................          --------        --------       --------
   Net sales                                                  $256,756        210,265        190,081
   Cost of sales                                               165,189        137,427        126,931
                                                              --------        --------       --------
       Gross profit                                             91,567         72,838         63,150
   Selling, general and administrative expenses                 71,167         63,040         57,523
                                                              --------        --------       --------
       Operating income                                         20,400          9,798          5,627
   Other income (expense):
       Interest income                                             275            204            198
       Interest expense                                         (2,767)        (3,330)        (2,458)
       Other, net                                                  600            592            649
                                                              --------        --------       --------
                                                                (1,892)        (2,534)        (1,611)
                                                              --------        --------       --------

          Earnings before income taxes                          18,508          7,264          4,016
   Income tax expense  (note 8)                                  6,992          2,491          1,365
                                                              --------        --------       --------
          Net earnings                                        $ 11,516          4,773          2,651
                                                              ========        ========       ========

          Net earnings  per share and share equivalents       $   1.40           0.60           0.34
                                                              ========           ====           ====


   See accompanying notes to consolidated financial statements.

   26   TUESDAY MORNING CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

    Tuesday Morning Corporation and Subsidiaries
    Years Ended December 31, 1996, 1995 and 1994
    (in thousands)


                                                       Common stock      Additional                 Treasury stock       Total
                                                   --------------------    paid-in     Retained  -------------------- shareholders'
                                                    Shares      Amount     capital     earnings   Shares      Amount     equity
    .............................................  --------    --------  -----------   --------- --------   ---------  ------------
    Balance at
        December 31, 1993                            8,060        $81      $18,091      $39,894     (330)    $(2,342)     $55,724

        Net earnings                                    --         --           --        2,651       --          --        2,651
        Shares issued in connection with employee
           stock option plan (note 7)                   40         --          140           --       --          --          140
        Treasury shares sold to employee stock
           purchase plan  (note 7)                      --         --          (60)          --       30         175          115
                                                   --------    --------  -----------   --------- --------   ---------  ------------

    Balance at
        December 31, 1994                            8,100         81       18,171       42,545     (300)     (2,167)      58,630

        Net earnings                                    --         --           --        4,773       --          --        4,773
        Shares issued in connection with employee
           stock option plan (note 7)                   44         --          162           --       --          --          162
        Treasury shares sold to employee stock
           purchase plan  (note 7)                      --         --          (56)          --       25         139           83
                                                   --------    --------  -----------   --------- --------   ---------  ------------

    Balance at
        December 31, 1995                            8,144         81       18,277       47,318     (275)     (2,028)      63,648

        Net earnings                                    --         --           --       11,516       --          --       11,516
        Shares issued in connection with employee
           stock option plan (note 7)                   37          1          382           --       --          --          383
        Treasury shares sold to  employee stock
           purchase plan (note 7)                       --         --          (19)          --       --          --          (19)
                                                   --------    --------  -----------   --------- --------   ---------  ------------

    Balance at
        December 31, 1996                            8,181        $82      $18,640      $58,834     (275)    $(2,028)     $75,528
                                                   ========    ========  ===========   ========= ========   =========  ============

See accompanying notes to consolidated financial statements.



                                                         1996 ANNUAL REPORT   27

CONSOLIDATED STATEMENTS OF CASH FLOWS

   Tuesday Morning Corporation and Subsidiaries
   Years Ended December 31, 1996, 1995 and 1994
   (in thousands)

                                                                       1996                 1995                1994
-----------------------------------------------------------          ---------          ----------           ---------
   Cash flows from operating activities:
       Cash received from customers                                  $256,756            $210,265            $190,081
       Cash paid to suppliers and employees                          (240,814)           (199,448)           (177,676)
       Interest received                                                  275                 204                 198
       Interest paid                                                   (2,767)             (3,330)             (2,458)
       Income taxes (paid) refunded                                    (2,858)             (1,362)              1,911
                                                                     ---------          ----------           ---------
       Net cash provided by operating activities (note 9)              10,592               6,329              12,056
                                                                     ---------          ----------           ---------

   Cash flows from investing activities:
       Loans to officer (note 2)                                         (742)               (497)             (2,605)
       Payments from officer (note2)                                      274                  85                 207
       Proceeds from sale of property, plant and equipment                 --                  --                  99
       Capital expenditures                                            (4,233)             (2,692)             (5,693)
                                                                     ---------          ----------           ---------
       Net cash used by investing activities                           (4,701)             (3,104)             (7,992)
                                                                     ---------          ----------           ---------
   Cash flows from financing activities:
       Payment of mortgages                                            (1,021)             (1,063)             (1,298)
       Principal payments under capital lease obligation                 (754)               (666)               (214)
       Proceeds from exercise of common stock
          options/stock purchase plan                                     362                 245                 255
                                                                     ---------          ----------           ---------
       Net cash used by financing activities                           (1,413)             (1,484)             (1,257)
                                                                     ---------          ----------           ---------
   Net increase in cash and cash equivalents                            4,478               1,741               2,807

   Cash and cash equivalents at beginning of period                     6,276               4,535               1,728
                                                                     ---------          ----------           ---------

   Cash and cash equivalents at end of period                        $ 10,754           $   6,276            $  4,535
                                                                     =========          ==========           =========


See accompanying notes to consolidated financial statements.

28   TUESDAY MORNING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    Tuesday Morning Corporation and Subsidiaries
    December 31, 1996, 1995 and 1994


    (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (a) Basis of Presentation--The consolidated financial statements include the accounts of Tuesday Morning Corporation and its wholly-owned subsidiaries:
    TMI Holdings, Inc., TMIL Corporation, Tuesday Morning, Inc. and Friday Morning, Inc., (collectively "the Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

    The Company owned and operated 286 deep discount retail stores in 33 states at December 31, 1996, (260 and 246 stores at December 31, 1995 and 1994, respectively). The Company sells closeout housewares and related gift merchandise, which it purchases at prices below wholesale prices. Company stores are open for four sales events each year.

    (b) Cash and Cash Equivalents--The Company's policy is to invest cash in excess of operating requirements in income producing investments. Cash equivalents of $8,352,000 in 1996 and $4,707,000 in 1995 are investments in money market funds. The Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

    (c) Inventories--Inventories are stated at the lower of average cost or market using the retail inventory method for the stores' inventory and the cost method for warehouse inventory. Buying, distribution and freight costs are capitalized as part of inventory.

    (d) Property, Plant and Equipment--Property, plant and equipment are stated at cost. Buildings, furniture and fixtures, and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

                                          Depreciable lives
           ----------------------------------------------------
           Buildings                               30 years

           Furniture and fixtures                   7 years

           Equipment                           5 to 7 years



    Improvements to leased premises are amortized on a straight-line basis over the shorter of their useful lives or the expected term of the related lease.

    (e) Income Taxes--Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    (f) Earnings (loss) per Common Share and Share Equivalent--Earnings (loss) per common share is based on the weighted average number of common shares, and when dilutive, share equivalents (note 7) outstanding during the period. The weighted average number of common shares and share equivalents outstanding for 1996, 1995 and 1994 were 8,215,000, 7,997,000 and 7,890,000, respectively.

    (g) Pre-opening Costs--The Company capitalizes certain costs directly related to opening new stores. Effective August 1, 1995, the Company revised its policy for capitalizing and amortizing preopening costs associated with the opening of new stores. The amortization period was reduced from 24 months to 12 months. The impact of the change in accounting policy did not have a material impact on the Company's consolidated financial statements.

    (h) Advertising--Costs for newspaper, television, radio and other media are expensed as the advertised events take place. Advertising expense for 1996, 1995 and 1994 was $16,475,000, $15,317,000 and $13,652,000, respectively.


                                                   1996 ANNUAL REPORT  29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    Tuesday Morning Corporation and Subsidiaries
    December 31, 1996, 1995 and 1994


    (i) Estimates--The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (j) Foreign Currency Transactions--The Company has entered into foreign exchange contracts to hedge its foreign currency transactions related to specific purchase orders for merchandise. Gains and losses on these contracts have been minimal and are deferred until the related merchandise is received.

    (k) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of--The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.


    (l) Stock Option Plan--Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the previsions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

    (2) RECEIVABLES FROM OFFICERS

    At December 31, 1996 and 1995, Other Assets included a receivable from an officer of the Company of $124,000 and $114,000, respectively. This loan was initiated in 1992. It bears interest at the prime rate and is secured with Company stock.

    Due from Officer at December 31, 1996 and 1995 is $2,679,000 and $2,211,000, respectively. This unsecured loan was initiated in 1994 and bears interest at prime.

    (3) LEGAL PROCEEDINGS

    The Company is involved in various claims and legal actions arising from the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial statements.


30     TUESDAY MORNING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    Tuesday Morning Corporation and Subsidiaries
    December 31, 1996, 1995 and 1994



    (4) LINES OF CREDIT

    The Company had no balances outstanding related to their line of credit at December 31, 1996 or 1995. As of December 31, 1996 and 1995, the Company had outstanding letters of credit of $9,819,000 and $6,186,000, respectively, primarily for inventory purchases.

    In July 1994, the Company entered into a three-year $45,000,000 revolving line of credit with a new bank. This agreement is secured by a pledge of substantially all the Company's assets. Borrowings were limited to the lesser of $45,000,000 or 50% (60% for up to 120 days each year) of eligible inventory, as defined. The availability is further reduced by the aggregate undrawn amount of outstanding letters of credit and a reserve for the foreign currency contracts, discussed in Note 12. At the Company's option, the amount borrowed bore interest at either the Reference Rate plus 0.75% or the Eurodollar Rate plus 2.50%. An Unused Line Fee of 0.25%, per annum, was paid on the difference between $45,000,000 and the average total of the amount borrowed and letters of credit outstanding.

    During 1996, this agreement was further amended to extend the term through July 1999 and to increase the borrowing capacity to $55,000,000 for the period beginning July 1 and ending October 31 of each year. This amendment allows the Company, at its option, to borrow at either the Reference Rate or the Eurodollar Rate plus 2.00%. The maximum amount of outstanding and unused Letters of Credit was also increased to $12,000,000.

    The weighted-average interest rates were 8.38% and 8.88% during 1996 and 1995, respectively.

    In connection with this line of credit, the Company is required to maintain a minimum net worth and comply with other financial covenants including limitations on dividends, indebtedness and capital expenditures. At December 31, 1996, the Company is in compliance with these covenants.


    (5) MORTGAGE ON PROPERTY, PLANT AND EQUIPMENT

    During 1995, the Company entered into a seven-year agreement with a bank to refinance and consolidate its mortgages on land and buildings. The amount of the note was $7,146,000, the proceeds of which were used to pay the previous mortgage notes. The note is secured by land and buildings and bears interest at LIBOR plus 2.125%, (7.755% at December 31, 1996) with principal and interest due monthly. It matures on June 10, 2002.


    Mortgages consist of the following at December 31, 1996 and 1995 (in thousands):

                                                1996      1995
                                              --------  --------
    Note payable to bank, in monthly
      installments of $85 plus interest        $5,615     6,636
    Less current installments                  (1,021)   (1,021)
                                              --------  --------
                                               $4,594     5,615
                                              ========  ========

In connection with this mortgage, the Company is required to maintain minimum net worth and comply with other financial covenants. At December 31, 1996, the Company is in compliance with these covenants.


The maturities of the mortgage are as follows (in thousands):

           Year                                Amount
          -------------------------------------------
           1997                                $1,021
           1998                                 1,021
           1999                                 1,021
           2000                                 1,021
           2001                                 1,021
           Later years                            510

                                                    1996 ANNUAL REPORT  31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    Tuesday Morning Corporation and Subsidiaries
    December 31, 1996, 1995 and 1994


    (6) CAPITAL LEASE

    During September 1994, the Company entered into a capital lease with a financial institution to finance part of the acquisition of Point of Sale registers and Electronic Article Surveillance equipment. The amount financed under the capital lease totaled $2,642,000. Depreciation expense during 1996 and 1995 was $528,000 per year.

    This lease is for five years and contains a bargain purchase option that the Company would be expected to exercise. This lease bears an implicit interest rate of approximately 12.5%.

    The following is a schedule of future minimum lease payments under the capital lease together with the present value of the net minimum lease payments as of December 31, 1996 (in thousands):


           Year                                Amount
          --------------------------------------------
           1997                                  $707
           1998                                   256
           1999                                   170
                                                ------
           Total minimum lease payments         1,133

           Less: Amount representing
              interest                           (126)
                                                ------
           Present value of net minimum
              lease payments                    1,007
           Less: Current installments            (625)
           Long term capital lease              ------
              obligation                         $382
                                                ======

    (7) SHAREHOLDERS' EQUITY

    On May 5, 1992, the Board of Directors of the Company approved the purchase of the Company's stock in open market purchases to be effected from time to time. There are no plans for purchases at this time.

    The Company has a stock option plan ("the Plan") covering 2,160,500 shares of the Company's common stock which may be granted to employees of the Company. Under the Plan, stock options are granted at fair market value and vest over varying periods not to exceed 10 years.

    At December 31, 1996, 829,000 shares were available for grant under the Plan. The per share weighted-average fair value of stock options granted during 1995 was $3.09 on the date of the grant using the Black Scholes option-pricing model with the following assumptions: expected dividend yield of 0%, risk-free interest rate of 6.1%, an expected life of 5 years and an expected volatility of 0.506. There were no options granted during 1996.

    The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                  1996       1995
                                                --------   --------
    Net earnings            As reported         $  11,516     4,773
                            Pro forma              11,321     4,772

    Earnings per share      As reported         $    1.40      0.60
                            Pro forma                1.38      0.60

    Pro forma amounts reflect only options granted in 1996 and 1995. The full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma amounts presented above because compensation cost is recognized over the vesting period and compensation cost for options granted prior to January 1, 1995 is not considered.

 32  TUESDAY MORNING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    Tuesday Morning Corporation and Subsidiaries
    December 31, 1996, 1995 and 1994


    Following is a summary of transactions relating to the Plan's options for the three years ended December 31, 1996:

                                  Number        Weighted-Average
                                 of Shares       Exercise Price
                               -------------   ------------------
    Outstanding at
        December 31, 1993         996,600       $   6.53
    Exercised during year         (40,000)          3.54
    Canceled during year           (1,800)          9.63
    Granted during year           100,000           3.63
                               -------------   ------------------
    Outstanding at
        December 31, 1994       1,054,800           6.36
    Exercised during year         (44,000)          3.71
    Canceled during year         (184,500)          8.69
    Granted during year           102,500           6.00
                               -------------   ------------------
    Outstanding at
        December 31, 1995         928,800           5.98

    Exercised during year         (37,450)          4.72
    Canceled during year           (1,500)          9.63
    Granted during year                 0             --
                               -------------   ------------------
    Outstanding at
        December 31, 1996         889,850       $   6.03
                               =============   ==================

    At December 31, 1996, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $3.38 - $9.75 and 5.2 years, respectively.

    At December 31, 1996 and 1995, the number of options exercisable was 835,000 and 847,000, respectively, and the weighted-average exercise price of these options was $5.88 and $5.80, respectively.


    In May 1993 the Board of Directors approved a stock purchase plan for Company employees. It was implemented October 1, 1993. The Company matches the employee contribution at a rate of 25% up to the first $5,000 per year of individual employee contributions. Stock is purchased monthly at the average price of the shares traded during the month. The expense of the Company match was immaterial.

    (8) INCOME TAXES

    Income tax expense (benefit) for the years ended December 31, 1996, 1995 and 1994 consists of (in thousands):


                                             Current       Deferred      Total
                                           ----------      --------     -------
    Year ended December 31, 1996
        U.S. Federal                         $ 6,606         (129)       6,478
        State, local and other                   754         (240)         514
                                           ----------      --------     -------
        Total                                  7,360         (368)       6,992
                                           ==========      ========     =======
    Year ended December 31, 1995
        U.S. Federal                           2,390           80        2,470
        State, local and other                    99          (78)          21
                                           ----------      --------     -------
        Total                                  2,489            2        2,491
                                           ==========      ========     =======
    Year ended December 31, 1994
        U.S. Federal                           1,086          279        1,365
        State, local and other                   (34)          34         --
                                           ----------      --------     -------
        Total                                $ 1,052          313        1,365
                                           ==========      ========     =======
    A reconciliation of the expected Federal income tax expense to actual tax expense follows (based upon a tax rate of 35% for 1996 and 34% for 1995 and
    1994, in thousands).


                                                1996         1995         1994
                                             --------      -------      -------
    Expected income tax expense              $ 6,478        2,470        1,365
    State income taxes, net of
        related Federal tax effect               378           90          (16)
    Other, net                                   136          (69)          16
                                             --------      -------      -------
                                             $ 6,992        2,491        1,365
                                             ========      =======      =======

                                                   1996 ANNUAL REPORT   33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    Tuesday Morning Corporation and Subsidiaries
    December 31, 1996, 1995 and 1994

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1996 and 1995 are as follows (in thousands):

                                                       1996       1995
                                                     ------      -----
    Deferred tax assets:
      Compensated absences                           $  169        134
      Accrued expenses, principally due
        to items not yet deductible for
        income tax purposes                             499         93
      Other                                             224        151
                                                     ------      -----
        Total gross deferred assets                     892        378
                                                     ------      -----

    Deferred tax liabilities:
      Property, plant and equipment,
        principally due to differences
        in depreciation and capitalized
        interest                                      3,024      3,107
      Inventory costs                                   473        231
      Other                                             252        265
                                                     ------      -----
        Total gross deferred tax liabilities          3,749      3,603
                                                     ------      -----
    Net deferred tax liability                       $2,857      3,225
                                                     ======      =====

    Management expects the deferred tax assets at December 31, 1996 to be recovered through the reversal during the carry-forward period of existing taxable temporary differences giving rise to the deferred income tax liability. Accordingly, no valuation allowances for deferred tax assets were considered necessary as of December 31, 1996 or December 31, 1995.


    (9) SUPPLEMENTAL CASH FLOW INFORMATION

    The reconciliation of net earnings to net cash provided by operating activities for the years ended December 31, 1996, 1995 and 1994 is as follows (in thousands):

                                                1996         1995         1994
                                             -------        -----        -----
    Net earnings                             $11,516        4,773        2,651
                                             -------        -----        -----
    Adjustments to reconcile net
    earnings to net cash provided
    by operating activities:
       Depreciation and amortization           4,907        4,583        3,862
       Deferred income taxes                    (369)           2          313
       Loss on sale of fixed assets               --           --           12

       Changes in operating assets
       and liabilities:
          Income taxes receivable                 --           --        2,133
          Inventories                        (23,127)      (5,552)       6,736
          Prepaid expenses                       (55)         681         (683)
          Other current assets                  (268)         191          597
          Other assets                           207          102         (251)
          Accounts payable                     9,836         (209)      (2,943)
          Accrued expenses                     3,616          610       (1,359)
          Income taxes payable                 4,329        1,148          988
                                             -------        -----        -----
             Total adjustments                  (924)       1,556        9,405
                                             -------        -----        -----
             Net cash provided by
                operating activities         $10,592        6,329       12,056
                                             =======        =====       ======


    A capital lease obligation of $2,642,000 was incurred when the Company entered into a lease for new equipment in 1994.



    34   TUESDAY MORNING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    Tuesday Morning Corporation and Subsidiaries
    December 31, 1996, 1995 and 1994



    (10) OPERATING LEASES

    The Company leases substantially all store locations under noncancellable operating leases. New store leases do, however, allow the Company to terminate a lease after 12-18 months if the store does not achieve sales expectations. Future minimum rental payments under leases are as follows (in thousands):

           Year                                Amount
           ------------------------------------------
           1997                               $15,931
           1998                                13,996
           1999                                10,604
           2000                                 8,501
           2001                                 5,649
           Later years                          2,003
                                              -------
           Total minimum rental
              payments                        $56,684
                                              =======

    In the normal course of business, management expects to renew or replace leases for store locations as they expire. Rental expense for 1996, 1995 and 1994 was $14,564,000, $13,124,000 and $12,323,000, respectively.


    (11) PROFIT SHARING PLAN

    The Company has a 401(K) profit sharing plan for the benefit of its employees. Under the plan, eligible employees may request the Company to deduct and contribute from 1% to 15% of their salary to the plan. The Company also contributes 1% of total compensation for all plan participants, and matches a portion of each participant's contribution up to 6% of the participant's compensation. The Company expensed contributions of $403,000, $327,000, and $330,000 during the years ended December 31, 1996, 1995 and 1994, respectively.


    (12) FINANCIAL INSTRUMENTS

    As of December 31, 1996 and 1995, the Company had approximately $4,042,000 and $474,000 respectively, of net foreign exchange contracts outstanding which are expected to be exercised by September of each following year. The Company's risk that counterparties to these contracts may be unable to perform is minimized by limiting the counterparties to major financial institutions.

    The following table represents the carrying amounts and estimated fair values of the Company's notes receivable, variable rate long-term debt and foreign exchange contracts as of December 31, 1996 and 1995 (in thousands):

                                            1996                  1995
                                      ------------------    -----------------
                                      Carrying     Fair     Carrying    Fair
                                       amount      value     amount     value
                                      --------     -----    --------    -----
    Assets - notes receivable          $2,878      2,878     2,567      2,567
    Liabilities:
       Foreign exchange
          contracts:
          unrealized (gain)                --        (32)       --        (22)
          unrealized loss                  --         14        --         --
       Variable rate long-term
          debt                          5,615      5,615     6,636      6,636

    The carrying values of the Company's variable rate long-term debt and notes receivable approximate the estimated fair values since the obligations bear interest at current market rates. The fair values of the foreign exchange contracts are based on the exchange rates existing at the balance sheet dates.


                                                        1996 ANNUAL REPORT    35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    Tuesday Morning Corporation and Subsidiaries
    December 31, 1996, 1995 and 1994



    (13) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    A summary of the unaudited quarterly results for 1996 and 1995 follows (in thousands, except per share amounts):

                                                 Quarters ended
                              ------------------------------------------------------
                              March 31,       June 30,       Sept. 30,      Dec. 31,
                                1996            1996           1996          1996
                              ---------       --------       ---------      --------
    Net sales                  $35,740         54,286         48,537        118,193

    Comparable store
      sales increase             11.5%           6.7%          18.0%          16.1%

    Gross profit               $ 3,397         18,218         18,750         41,203

    Net earnings (loss)        $  (676)           434            698         11,060
    Net earnings (loss)
      per common
      share and
      share equivalent         $ (0.09)          0.05           0.08           1.33

    Weighted-average
      number of common
      shares and share
      equivalents
      outstanding                7,851          8,319          8,370          8,343

                                                 Quarters ended
                              ------------------------------------------------------
                              March 31,       June 30,       Sept. 30,      Dec. 31,
                                1995            1995           1995          1995
                              ---------       --------       ---------      --------
    Net sales                  $29,958         47,977         38,240         94,090
    Comparable store
      sales increase             15.2%          10.3%          (5.6%)          7.4%

    Gross profit               $10,349         15,927         14,863         31,699

    Net earnings (loss)        $(2,046)          (155)          (336)         7,310
    Net earnings (loss)
      per common
      share and
      share equivalent         $ (0.26)         (0.02)         (0.04)          0.92

    Weighted-average
      number of common
      shares and share
      equivalents
      outstanding                7,797          7,836          7,840          7,980


36   TUESDAY MORNING CORPORATION

    TUESDAY MORNING CORPORATION AND SUBSIDIARIES

    Independent Auditors' Report
    December 31, 1996, 1995 and 1994


    THE BOARD OF DIRECTORS AND SHAREHOLDERS
    TUESDAY MORNING CORPORATION:

    We have audited the accompanying consolidated balance sheets of Tuesday Morning Corporation and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tuesday Morning Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.


    /s/ KPMG Peat Marwick LLP

    Dallas, Texas
    February 21, 1997


                                                       1996 ANNUAL REPORT    37

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


    1996 COMPARED TO 1995:

    During 1996, the Company's performance continued to improve dramatically. Sales rose 22% to $256.8 million. Significant leverage from these additional sales resulted in a 140% increase in net income which rose from $4.8 million in 1995 to $11.5 million in 1996.

    The Company's comparable store sales (sales of stores open one year or more) rose 14% during the year. The primary reason for this strong performance is attributable to continued improvement in merchandise selection, pricing and mix. At year end, the Company had 22 buyers versus 10 in 1993. Many of these buyers were added in 1994 and 1995. The rate of sale of new products reflects this staff of more seasoned buyers. New buyers typically have at least 10 years experience in their product categories and have knowledge of the manufacturing process and costs. Buyers travel extensively with senior buyers and the Company's Chairman, Lloyd Ross, for at least one year to learn the nature of the closeout business and Tuesday Morning's unique niche. This "seasoning" is reflected in the strong comparable store sales mentioned above.

    The Company has obtained operating leverage from several areas:

    a) Distribution costs are relatively fixed. Additional business in 1996 caused these costs to drop as a percentage of sales and was the major contributor in the increased gross profit achieved during 1996. Gross profit margins increased to 35.7% from 34.6% during the year.

    b) Store level expenses also tend to be relatively fixed and are the primary contributor to selling, general and administrative expenses. As a percentage, these expenses improved to 27.7% of sales from 30.0% of sales due to the increased sales volume on a per store basis.

    Interest expense declined approximately $563,000 due to reduced average borrowings in 1996, which was the result of cash flow from 1995 operations, and reduced interest rates negotiated during 1996.


    1995 COMPARED TO 1994:

    During 1995 the Company continued to improve its performance reporting a profit of $4.8 million compared to a profit of $2.7 million during 1994. These improvements came in several areas as follows:

    a) Product selection, pricing and mix continued to improve due to the increased number and expertise of our new buyers which we added in 1994. Our buyers have increased their travel throughout the world to obtain better values and eliminate middlemen.

       Buyers are now able to focus on areas where they have significant experience and are better able to find the bargains that allow the Company to provide tremendous value to its customers. In addition, the Company was able to improve its product selection in areas where buyers had individual expertise. As examples, the Company added buyers with expertise in rugs, sporting goods and toys, seasonal items, housewares, and lawn and garden which allowed for expansion of these categories.

       The Company offers a broad selection of items and has found that its performance improves when this selection is diverse with limited quantities of individual items. The increased number of buyers and their expanded expertise is necessary to improve this product diversity.

    b) The Point of Sale system which we installed during 1994 continues to provide us with timely information regarding the rate of sale of our products and to allow us to monitor and more accurately plan markdowns, thus more effectively utilizing these dollars.


    38    TUESDAY MORNING CORPORATION

    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
    FINANCIAL CONDITION AND RESULTS OF OPERATIONS


    c) Shrinkage continued to improve during 1995 after the 1994 installation of Electronic Article Surveillance equipment and is now significantly lower than the Company's recent historical rate and somewhat lower than industry averages.

    d) Our integrated warehouse systems allow for a seamless flow of product. Improved planning and processing have continued to reap productivity gains in this area.

    In 1995, sales increased 10.6% to $210.3 million from $190.1 million in 1994. Comparable store sales increased 7.4% which was comprised of a 2.7% increase in transactions and a 4.4% increase in average ticket. The continuing increase in transactions is especially pleasing as it signifies a continual growth in our customer base. The increase in average ticket is primarily attributable to changes in product mix.

    The Company's gross profit percentage increased 1.4% to 34.6% from 33.2%. The increase is the result of several factors, primarily improved product mix and pricing. Other factors which also impacted the increase were improvements in shrinkage and improved warehouse efficiencies.

    Selling, general and administrative expenses vary based on several factors such as store count, product shipments, store location, advertising level, etc. In general, these factors are affected by sales volume such that SG&A tends to vary as sales volume and differences from planned sales vary. In 1995, these expenses increased $5.5 million to $63.0 million from $57.5 million. As a percent of sales these expenses improved slightly, decreasing 0.3%.

    Other income and expense is composed of (a) interest expense which increased substantially during the year due to market interest rate increases and an increase in average borrowings and (b) interest and other income which, during 1995, was comprised of approximately 50% non-recurring items.

    As a result of these factors, net income increased $2.1 million from $2.7 million ($0.34 per share) in 1994 to $4.8 million ($0.60 per share) in 1995.


                                                       1996 ANNUAL REPORT    39

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS





    (in thousands, except per share data)                                                Years Ended December 31,
    ----------------------------------------------------         -------------------------------------------------------------------
    Selected Consolidated Financial Data                             1996        1995            1994            1993        1992
                                                                 ----------   ----------      ----------      ----------  ----------
    Net sales                                                     $ 256,756     210,265         190,081         175,790     160,075
    Cost of sales                                                   165,189     137,427         126,931         123,148     104,581
                                                                 ----------   ----------      ----------      ----------  ----------
    Gross profit                                                     91,567      72,838          63,150          52,642      55,494
    Selling, general and administrative expenses                     71,167      63,040          57,523          54,895      45,315
    Net interest income (expense) and other income                   (1,892)     (2,534)         (1,611)           (319)         36
                                                                 ----------   ----------      ----------      ----------  ----------
    Earnings (loss) before income tax                                18,508       7,264           4,016          (2,572)     10,215
    Income tax expense (benefit)                                      6,992       2,491           1,365            (956)      3,643
                                                                 ----------   ----------      ----------      ----------  ----------
    Earnings (loss) before cumulative effect of changes
        in accounting principles                                     11,516       4,773           2,651          (1,616)      6,572
    Cumulative effect to December 31, 1992 of change
        in accounting for income taxes                                 --          --              --               564        --
    Cumulative effect to December 31, 1991 of change
        in accounting for inventories (net of tax)                     --          --              --              --         1,599
                                                                 ----------   ----------      ----------      ----------  ----------
    Net earnings (loss)                                           $  11,516       4,773           2,651          (1,052)      8,171
                                                                 ==========   ==========      ==========      =========== ==========
    Net earnings (loss) per common share and share equivalents:

    Earnings (loss) before cumulative effect of changes
        in accounting principles                                  $    1.40        0.60            0.34           (0.19)       0.72
    Cumulative effect of change in accounting for
        income tax                                                     --          --              --              0.07        --
    Cumulative effect of change in accounting for
        inventories                                                    --          --              --              --          0.17
                                                                 ----------   ----------      ----------      ----------  ----------
    Net earnings (loss)                                           $    1.40        0.60            0.34           (0.12)       0.89
                                                                 ==========   ==========      ==========      =========== ==========
    Earnings (loss) before cumulative effect of changes

        in accounting principles as a percent of net sales             4.49%       2.27%           1.39%          (0.92%)      4.11%
                                                                 ==========   ==========      ==========      =========== ==========

                                                                                        Years Ended December 31,
                                                                 -------------------------------------------------------------------
                                                                     1996        1995            1994            1993        1992
                                                                 ----------   ----------      ----------      ----------  ----------

    Weighted-average common shares and share
        equivalents outstanding                                       8,215       7,997           7,890           8,513       9,185

     Working capital                                              $  49,568      39,115          32,593          36,765      48,053

     Current ratio                                                     2.29        2.86            2.55            2.61        3.22

     Cash and cash equivalents                                    $  10,754       6,276           4,535           1,728       1,527

     Inventories                                                  $  75,493      52,367          46,815          53,551      64,498

     Total assets                                                 $ 121,757      94,243          89,403          88,967      97,175

     Mortgage debt and capital lease, excluding current
        installments                                              $   4,976       6,622           6,773           7,595       8,893

     Shareholders' equity                                         $  75,528      63,648          58,630          55,724      64,564

     40 TUESDAY MORNING CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    LIQUIDITY AND CAPITAL RESOURCES

    On December 31, 1996, the Company did not have any bank indebtedness outstanding other than mortgages which have maturity dates in subsequent years. The Company had a secured line of credit of up to $45 million available at various interest rates ranging from 7.50% to 9.25% throughout the year for letters of credit and borrowings. This agreement was amended in July 1996 to allow for an increased borrowing capacity to $55 million for the period July 1 to October 31 of each year. This amendment also extended the term to July 1999. The Company's utilization of the line of credit is seasonal and peaks before the opening of each sale event. Maximum utilization occurred in August 1996 at $45.5 million in cash borrowings and $8.5 million in outstanding letters of credit. On December 31, 1996, outstanding letters of credit amounted to $9.8 million. Based on the line of credit agreement, the Company had the ability to utilize $21.8 million in borrowings and letters of credit at December 31, 1996. The line of credit is secured by substantially all of the Company's assets and availability under the line fluctuates based on inventory level changes.

    The Company's working capital on December 31, 1996 was $49.6 million. Based on anticipated new store openings and the expected inventory requirements, the Company believes its working capital and lines of credit are sufficient to meet 1997 requirements. The Company's current ratio at the end of 1996 was 2.29 to 1. This is a decrease in the Company's current ratio from the end of 1995, and is primarily attributable to the increase in the Company's inventory at December 31, 1996, and the corresponding increase in related payables. The total debt to net worth ratio at the end of 1996 was 0.61 to 1.

    If amounts had been outstanding, the interest rate on the line of credit at December 31, 1996 would have been at the adjusted reference rate of 8.25% or at 7.688% using the adjusted eurodollar rate as compared to the weighted-average interest rate in 1996 of 8.379%. If interest rates remain at the 1996 year-end levels throughout 1997, the Company will incur approximately the same interest expense as in 1996. The Company believes it has sufficient resources to meet its interest requirements.

    Historically, the Company's principal capital requirement has been the funding of the development of new stores and the resulting increase in inventory requirements. The Company plans to open approximately 25 to 35 stores during 1997. The Company estimates that its cash requirements to open a new store will range from $180 to $200 thousand dollars. These requirements include approximately $60 thousand for store fixtures, equipment and leasehold improvements, $11 thousand in preopening expenses and $120 thousand in new store inventory investments.

    Cash flow provided by operations in 1996 was $10.6 million compared to $6.3 million in 1995. The positive cash flow from operations during 1996 was caused by net income of $11.5 million which included depreciation and amortization of $4.9 million, an increase in accounts payable of $9.8 million, in accrued expenses of $3.6 million and in income taxes payable of $4.3 million. This increase in cash flow was offset by an increase in inventory of $23 million.




                                                    1996 ANNUAL REPORT   41

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    SEASONALITY

    The Company's business is highly seasonal, with its greatest sales occurring during the fourth quarter of each year. For each of the last three years, more than 40% of the Company's net sales occurred during its fourth quarter. The following table sets forth the Company's net sales for each of the quarters during the three years ended December 31, 1996:


                1996          1995         1994
               --------      -------      -------
                          (in thousands)
Quarter
    1st        $ 35,740       29,958       25,570
    2nd          54,286       47,977       41,474
    3rd          48,537       38,240       38,849
    4th         118,193       94,090       84,188
               --------      -------      -------
    Total      $256,756      210,265      190,081
               ========      =======     ========

                1996          1995         1994
               --------      -------     --------
                       (percent of year's total)

Quarter
    1st           13.9%       14.2%       13.5%
    2nd           21.2        22.8        21.8
    3rd           18.9        18.2        20.4
    4th           46.0        44.8        44.3
              ---------      -------     --------
    Total        100.0%      100.0%      100.0%
              =========      =======     ========
    The Company's selling, general and administrative expenses are incurred relatively uniformly throughout the year. As a result, the Company has historically generated most (or all) of its net earnings during the fourth quarter of each year.



The following table sets forth net earnings (loss) of the Company for each quarter during the two years ended December 31, 1996:



                    Years Ended December 31,
                    ------------------------
                      1996         1995
                    --------     --------
                       (in thousands)

    Quarter
    1st            $  (676)      (2,046)
    2nd                434         (155)
    3rd                698         (336)
    4th             11,060        7,310
                   -------       -------
    Total          $11,516        4,773
                   =======       =======

42    TUESDAY MORNING CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    INVENTORY

    The Company's inventory increased $23.1 million during 1996 to $75.5 million as the Company increased its store count by 26 to a total of 286 locations. Inventory in the warehouse at December 31, 1996 was $16.3 million higher than at December 31, 1995. In order to accommodate system enhancements in the warehouse scheduled for early 1997, more of the processing of merchandise intended for the first sale in 1997 was done in the later months of 1996. An analysis of inventory levels is below:


                                Total Inventory Levels by Location

                                           (in millions)
                                 12/31/96    12/31/95    12/31/94
                                 --------    --------    --------
    Stores                        $43.1        36.3        30.8
    Warehouse                      32.4        16.1        16.0
                                 --------    --------    --------
        Total                     $75.5        52.4        46.8
                                 ========    ========    ========


    Inventory on a per store basis at December 31, 1996 is consistent with historical levels at the store and is higher, as discussed above, at the warehouse. This is analyzed below:

                              Per Store Inventory Levels by Location

                                          (in thousands)
                                 12/31/96    12/31/95    12/31/94
                                 --------    --------    --------
    Stores                        $151         139         125
    Warehouse                      113          62          65
                                 --------    --------    --------
        Total                     $264         201         190
                                 ========    ========    ========
    Number of  Stores              286         260         246


    With the new inventory system and data, markdowns are typically taken based on rate of sale information and the need to adjust inventory mix. Markdowns are anticipated at normal levels for 1997.


    Forward-looking statements in this document are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties including, but not limited to: continued acceptance of the Company's products in the marketplace, competitive factors, the availability of closeout merchandise, consumer spending patterns, general economic trends, the availability of new store locations, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission.



                                                 1996 ANNUAL REPORT   43

SHAREHOLDER INFORMATION

    NOTICE OF ANNUAL MEETING

    The Annual Meeting of Shareholders will be held at 11:00 a.m., Tuesday, May 13, 1997, at the Corporate Offices, 14621 Inwood Road, Dallas, Texas 75244. Shareholders unable to attend in person are urged to mail their proxy promptly in order to assure representation at the meeting.

    FORM 10-K ANNUAL REPORT

    A copy of the Form 10-K annual report filed with the Securities and Exchange Commission will be furnished free of charge on written request to the Investor Relations Department, Tuesday Morning Corporation, 14621 Inwood Road, Dallas, Texas 75244.

    CORPORATE HEADQUARTERS

    Tuesday Morning Corporation
    14621 Inwood Road
    Dallas, Texas 75244
    972/387-3562
    FAX 972/387-2344
    Internet Home Page: http://www.tuesdaymorning.com

    TRANSFER AGENT & REGISTRAR

    ChaseMellon Shareholder Services, LLC
    Overpeck Centre
    85 Challenger Road
    Ridgefield Park, New Jersey 07660
    1/800-635-7270

    AUDITORS

    KPMG Peat Marwick LLP
    Dallas, Texas 75201

    COUNSEL

    Crouch & Hallett, L.L.P.
    Dallas, Texas 75201


    STOCK MARKET INFORMATION


    (TUES: NASDAQ)

                                       1996               1995
                                 ---------------   ----------------
    Quarter                       High       Low     High       Low
                                 ------    -----   -------    -----
    1st                          $ 8.63     5.50   $ 6.75      5.38
    2nd                           14.13     8.50     6.88      5.50
    3rd                           14.75    11.00     6.50      5.50
    4th                           24.13    16.88     6.38      5.13


    The Company had approximately 3,600 beneficial owners of its common stock, as well as approximately 135 which were of record, as of February 28, 1997.

    DIVIDENDS

    The Company has not paid cash dividends and has no plans to do so in the immediate future.


 44    TUESDAY MORNING CORPORATION

SHAREHOLDER INFORMATION

    OFFICERS AND DIRECTORS

    Lloyd L. Ross
    Chairman of the Board and
    Chief Executive Officer

    Jerry M. Smith
    President, Chief Operating Officer
    and Director

    James A. Mabry
    Director
    Vice President, Retired
    Horchow Mail-Order, Inc.

    H. Russell Potts, Jr.
    Director
    Virginia State Senator
    President, Sports Productions, Inc.

    William C. Saunders
    Director
    President and Chief Executive Officer
    Highway Master Corporation

    G. Michael Anderson
    Senior Vice President
    Buying Group

    Mark E. Jarvis
    Senior Vice President and
    Chief Financial Officer

    Karen T. Costigan
    Vice President
    Real Estate

    Rebecca Gully
    Vice President
    Buying, Crystal

    Duane A. Huesers
    Vice President
    Finance

    William H. Kendall
    Vice President
    Buying, Textiles

    Stella Knable
    Vice President
    Buying, Home Furnishings

    Richard E. Nance
    Vice President
    Information and Communications

    Andy Paris
    Vice President
    Store Operations

    Terrance Ross
    Vice President
    Buying, Seasonal


                                                 1996 ANNUAL REPORT   45


MARKETS
    ALABAMA                   GEORGIA                     MINNESOTA                       PENNSYLVANIA

    Birmingham (2)            Athens (1)                  Minneapolis/St. Paul (7)        Philadelphia (1)
    Huntsville (1)            Atlanta (1)                 Rochester (1)
    Mobile (1)                Augusta (1)
                              Columbus (1)                MISSISSIPPI                     SOUTH CAROLINA
    ARIZONA                   Macon (1)
                              Savannah (1)                Jackson (1)                     Charleston (3)
    Phoenix (5)                                                                           Columbia (2)
    Tucson (2)                                            MISSOURI
                              ILLINOIS                                                    TENNESSEE
    ARKANSAS                                              Kansas City (2)
                              Bloomington (1)             St. Louis (6)                   Chattanooga (1)
    Little Rock (2)           Chicago (14)                Springfield (1)                 Knoxville (2)
                                                                                          Memphis (2)
    CALIFORNIA                INDIANA                     NEBRASKA                        Nashville (2)

    Los Angeles (17)          Evansville (1)              Omaha (2)
    Palm Springs (1)          Indianapolis (4)                                            TEXAS
    Sacramento (4)
    San Diego (3)             IOWA                        NEVADA                          Abilene (1)
    San Francisco (8)                                                                     Amarillo (1)
    Santa Barbara (1)         Des Moines (1)              Las Vegas (3)                   Austin (3)
                              Cedar Rapids (1)                                            Beaumont (1)
    COLORADO                                              NEW MEXICO                      Corpus Christi (1)
                              KANSAS                                                      Dallas (12)
    Boulder (1)                                           Albuquerque (1)                 El Paso (2)
    Colorado Springs (1)      Kansas City (3)             Santa Fe (1)                    Fort Worth (7)
    Denver (7)                Topeka (1)                                                  Houston (14)
    Fort Collins (1)          Wichita (1)                 NORTH CAROLINA                  Longview (1)
                                                                                          Lubbock (1)
                              KENTUCKY                    Asheville (1)                   Midland (1)
    CONNECTICUT                                           Charlotte (3)                   San Antonio (5)
                              Lexington (1)               Durham (1)                      Tyler (1)
    Danbury (1)               Louisville (2)              Raleigh (3)                     Waco (1)
    Hartford (2)                                          Winston/Salem (1)
    New Haven (1)             LOUISIANA
                                                          OHIO                            UTAH
    DELAWARE                  Baton Rouge (2)
                              Lafayette (1)               Cincinnati (4)                  Orem (1)
    Wilmington (2)            New Orleans (4)             Cleveland (4)
                              Shreveport (1)              Columbus (4)                    VIRGINIA
    FLORIDA
                              MARYLAND                    OKLAHOMA                        Charlottesville (1)
    Boca Raton (1)                                                                        Richmond (3)
    Ft. Lauderdale (3)        Annapolis (1)               Edmond (1)                      Washington, DC (8)
    Jacksonville (3)          Baltimore (4)               Norman (1)
    Miami (4)                 Washington, DC (4)          Oklahoma City (1)               WISCONSIN
    Orlando (3)                                           Tulsa (1)
    Pensacola (1)             MICHIGAN                                                    Madison (1)
    Palm Beach (3)                                                                        Milwaukee (3)
    Tallahassee (1)           Detroit (5)
    Tampa (3)                 Lansing (1)

    46    TUESDAY MORNING CORPORATION

[LOGO OF TUESDAY MORNING APPEARS HERE]


Tuesday Morning Corporation

14621 Inwood Road
Dallas, Texas 75244
972-387-3562
Fax: 972-387-2344