Form 10-K405, Exhibit 13
period 1999-12-31
TUESDAY MORNING CORP/DE
filed 2000-03-30
CIK 878726

                                                                      EXHIBIT 13

--------------------------------------------------------------------------------
                          1999 ANNUAL REPORT -- PAGE 13
--------------------------------------------------------------------------------

                         index to financial statements



                                       14
                   Reports of Independent Public Accountants

                                       15
                           Consolidated Balance Sheets
                        as of December 31, 1999 and 1998

                                       16
                      Consolidated Statements of Operations
              for the years ended December 31, 1999, 1998 and 1997

                                       17
                 Consolidated Statements of Shareholders' Equity
              for the years ended December 31, 1999, 1998 and 1997

                                       18
                      Consolidated Statements of Cash Flows
              for the years ended December 31, 1999, 1998 and 1997

                                       19
                   Notes to Consolidated Financial Statements
              for the years ended December 31, 1999, 1998 and 1997

                                       28
                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations

                                       33
                                 Store Locations

                                       34
                             Shareholder Information



Separate financial statements of the Subsidiary Guarantors are not presented herein because the parent company has no operations or assets separate from its investment in the Subsidiary Guarantors. The Subsidiary Guarantors are wholly owned and represent all of the direct and/or indirect subsidiaries of the parent company and the guarantees of the Subsidiary Guarantors are full and unconditional and joint and several with the other Subsidiary Guarantors.

--------------------------------------------------------------------------------
                         1999 ANNUAL REPORT -- PAGE 14
--------------------------------------------------------------------------------

Reports of Independent Public Accountants

--------------------------------------------------------------------------------


To the Board of Directors and Shareholders of Tuesday Morning
Corporation:

We have audited the accompanying consolidated balance sheets of Tuesday Morning Corporation (a Delaware corporation) and Subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tuesday Morning Corporation and Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.




Arthur Andersen LLP
Dallas, Texas
February 14, 2000




To the Board of Directors and Shareholders of Tuesday Morning Corporation:

We have audited the accompanying consolidated statements of operations, shareholders' equity (deficit), and cash flows of Tuesday Morning Corporation and Subsidiaries for the year ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Tuesday Morning Corporation and Subsidiaries for the year ended December 31, 1997 in conformity with generally accepted accounting principles.




KPMG LLP
Dallas, Texas
February 20, 1998, except for the last paragraph of Note 8
as to which the date is March 25, 1999

--------------------------------------------------------------------------------
                         1999 ANNUAL REPORT -- PAGE 15
--------------------------------------------------------------------------------


Consolidated Balance Sheets

Tuesday Morning Corporation and Subsidiaries . (In thousands, except for share data)
--------------------------------------------------------------------------------



                                                                                                      December 31,      December 31,
ASSETS                                                                                                        1999             1998
                                                                                                      -----------------------------
Current assets:
   Cash and cash equivalents                                                                             $  19,795        $  20,282
   Inventories                                                                                             141,534           96,743
   Prepaid expenses                                                                                          1,913            1,114
   Other current assets                                                                                      1,243              466
   Deferred income taxes (note 2)                                                                               --              354
                                                                                                         --------------------------
      Total current assets                                                                                 164,485          118,959
                                                                                                         --------------------------


Property and equipment, at cost (notes 3 & 4)                                                               71,924           60,355
   Less accumulated depreciation & amortization                                                            (38,838)         (36,263)
                                                                                                         --------------------------
Net property and equipment                                                                                  33,086           24,092
                                                                                                         --------------------------


Other assets, at cost:
   Due from officers (note 5)                                                                                   --            3,345
   Deferred financing costs                                                                                  5,818            8,452
   Other assets                                                                                                327              471
                                                                                                         --------------------------
       Total Assets                                                                                      $ 203,716        $ 155,319
                                                                                                         ==========================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Installments of mortgages (note 4)                                                                    $   1,671        $   1,021
   Installments of notes payable (note 6)                                                                   11,838            3,398
   Installments of capital lease obligation (note 4)                                                            --              161
   Accounts payable                                                                                         39,491           23,081
   Accrued liabilities                                                                                      12,266           11,946
   Deferred income taxes (note 2)                                                                              547               --
   Income taxes payable (note 2)                                                                             9,168            8,845
                                                                                                         --------------------------
      Total current liabilities                                                                             74,981           48,452
                                                                                                         --------------------------

   Mortgages on land, buildings and equipment (note 4)                                                       7,056            2,552
   Notes payable, excluding current installments (note 6)                                                  155,227          198,065
   Deferred income taxes (note 2)                                                                            2,400            2,209
   Dividends payable on junior preferred                                                                        --            7,435
                                                                                                         --------------------------
      Total Liabilities                                                                                    239,664          258,713
                                                                                                         --------------------------

Senior exchangeable redeemable preferred stock, (note 7) par value $.01 per share, authorized 1,000,000 shares, none issued at
   December 31, 1999 and 283,891 issued at December 31, 1998                                                    --           28,231
Junior redeemable preferred stock, par value $.01 per share, authorized
   150,000 shares, none issued at December 31, 1999 and 85,998 issued
   at December 31, 1998 (note 7)                                                                                --           85,998

Commitments and contingencies (notes 6, 9, 11, 12, and 13)

Shareholders' equity (note 8)
   Junior perpetual preferred stock, authorized 2,500 shares, none issued at
   December 31, 1999 and 1,930 issued at December 31, 1998; par value $.01 per share                            --            1,930
   Common stock par value $.01 per share, authorized 100,000,000 shares; issued
   38,847,326 shares at December 31, 1999 and 26,563,782 at December 31,1998                                   388              266
   Additional paid-in capital                                                                              171,789            5,423
   Retained deficit                                                                                       (208,125)        (225,242)
                                                                                                         --------------------------
Total Shareholders' Equity                                                                                 (35,948)        (217,623)

                                                                                                         --------------------------
Total Liabilities and Shareholders' Equity                                                               $ 203,716        $ 155,319
                                                                                                         ==========================


See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
                          1999 ANNUAL REPORT -- PAGE 16
--------------------------------------------------------------------------------

Consolidated Statements of Operations

Tuesday Morning Corporation and Subsidiaries . (In thousands, except per share amounts)
--------------------------------------------------------------------------------


                                                                                                  Years Ended December 31,
                                                                                         1999               1998               1997
Net sales                                                                           $ 488,866          $ 396,095          $ 327,307
Cost of sales                                                                         312,106            257,037            208,432
                                                                                    -----------------------------------------------
   Gross profit                                                                       176,760            139,058            118,875
Selling, general and administrative expenses                                          111,173             94,843             82,939
Recapitalization fees and expenses                                                         --                129             33,960
                                                                                    -----------------------------------------------
   Total expenses                                                                     111,173             94,972            116,899
                                                                                    -----------------------------------------------

   Operating income                                                                    65,587             44,086              1,976
                                                                                    -----------------------------------------------

Other income (expense):
   Interest income                                                                        415                441                325
   Interest expense                                                                   (21,311)           (25,619)            (3,215)
   Gain on sale of land                                                                    --              1,329                 --
   Other income                                                                           732              1,123                596
                                                                                    -----------------------------------------------
                                                                                      (20,164)           (22,726)            (2,294)
                                                                                    -----------------------------------------------
Income (loss) before income taxes and extraordinary item                               45,423             21,360               (318)
Income tax expense                                                                     17,164              8,208              3,246
                                                                                    -----------------------------------------------
Income (loss) before extraordinary item                                                28,259             13,152             (3,564)
Extraordinary item related to debt extinguishment,
   net of tax benefit of ($1,641)                                                      (3,048)                --                 --
                                                                                    -----------------------------------------------
   Net income (loss)                                                                $  25,211          $  13,152          $  (3,564)
                                                                                    ===============================================

Income (loss) before extraordinary item                                             $  28,259          $  13,152          $  (3,564)
   Dividends on and accretion of preferred stocks                                      (3,749)           (10,966)               (57)
   Premium on redemption of senior preferred stock                                     (4,345)                --                 --
                                                                                    -----------------------------------------------
Income (loss) available to common shareholders                                         20,165              2,186             (3,621)
Extraordinary item related to debt extinguishment, net of
   tax benefit of ($1,641)                                                             (3,048)                --                 --
                                                                                    -----------------------------------------------
Net income (loss) available to common shareholders                                  $  17,117          $   2,186          $  (3,621)
                                                                                    ===============================================

Earnings per Share
Net income (loss) per Common Share - Basic
   Income (loss) available to common shareholders                                   $    0.58          $    0.08          $   (0.21)
   Extraordinary item related to debt extinguishment                                    (0.09)                --                 --
                                                                                    -----------------------------------------------
   Net income (loss) available to common shareholders                               $    0.49          $    0.08          $   (0.21)
                                                                                    ===============================================
Net income (loss) per Common Share - Diluted
   Income (loss) available to common shareholders                                   $    0.55          $    0.08          $   (0.21)
   Extraordinary item related to debt extinguishment                                    (0.09)                --                 --
                                                                                    -----------------------------------------------
   Net income (loss) available to common shareholders                               $    0.46          $    0.08          $   (0.21)
                                                                                    ===============================================
Weighted average number of common shares
   and common share equivalents outstanding:
Basic                                                                                  34,958             26,369             65,394
Diluted                                                                                36,750             27,825             65,394


See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
                         1999 ANNUAL REPORT -- PAGE 17
--------------------------------------------------------------------------------

Consolidated Statements Of Shareholders' Equity (Deficit)

Tuesday Morning Corporation and Subsidiaries . Years ended December 31, 1999, 1998, and 1997 . (in thousands)
--------------------------------------------------------------------------------

                                                                      Junior Perpetual                                    Total
                                      Common Stock      Additional    Preferred Stock    Retained     Treasury Stock  Shareholders'
                                    -----------------    Paid-In     -----------------   Earnings   ------------------    Equity
                                    Shares     Amount    Capital     Shares     Amount   (Deficit)  Shares   Amount      (Deficit)
Balance at December 31, 1996        85,904  $     859  $  17,863        --    $      --  $  58,834  (2,884) ($2,028)  $  75,528
Net loss                                --         --         --        --           --     (3,564)     --       --      (3,564)
Exercise of options                    539          5        515        --           --         --      --       --         520
Shares issued in connection with
   Employee Stock Option Plan          602          6        411        --           --         --      --       --         417
Treasury shares sold in connection
   with Stock Purchase Plan             --         --       (114)       --           --         --      --       --        (114)
Redeem shares from shareholders    (87,045)      (870)   (18,408)       --           --   (282,641)  2,884    2,028    (299,891)
Issuance of common shares           24,500        245      4,755        --           --         --      --       --       5,000
Issuance of junior perpetual
   preferred shares                     --         --         --         2        1,930         --      --       --       1,930
Issuance of common shares to
   senior preferred shareholders     1,750         18        339        --           --         --      --       --         357
Dividends on junior and senior
   preferred stock                      --         --         --        --           --        (57)     --       --         (57)
                                   ---------------------------------------------------------------------------------------------
Balance at December 31, 1997        26,250        263      5,361         2        1,930   (227,428)     --       --    (219,874)
                                   ---------------------------------------------------------------------------------------------
Net income                              --         --         --        --           --     13,152      --       --      13,152
Dividends on junior and senior
   preferred stock                      --         --         --        --           --    (10,936)     --       --     (10,936)
Accretion of discount on senior
   preferred stock                      --         --         --        --           --        (30)     --       --         (30)
Shares issued in connection with
   Employee Stock Option Plan          314          3         62        --           --         --      --       --          65
                                   ---------------------------------------------------------------------------------------------

Balance at December 31, 1998        26,564        266      5,423         2        1,930   (225,242)     --       --    (217,623)
                                   ---------------------------------------------------------------------------------------------
Net income                              --         --         --        --           --     25,211      --       --      25,211
Dividends on junior and senior
   preferred stock                      --         --         --        --           --     (3,739)     --       --      (3,739)
Accretion of discount on senior
   preferred stock                      --         --         --        --           --        (10)     --       --         (10)
Shares issued in connection with
   Employee Stock Option Plan/
   Stock Purchase Plan                 288          2         84        --           --         --      --       --          86
Shares issued/fees incurred in
   connection with IPO               5,515         55     75,898        --           --         --      --       --      75,953
Redemption of junior preferred
   stock                                --         --         --        (2)      (1,434)        --      --       --      (1,434)
Shares issued in connection with
   conversion of junior preferred
   stock                             6,481         65     90,384         _         (496)        --      --       --      89,953
Premium on redemption of
   senior preferred stock               --         --         --        --           --     (4,345)     --       --      (4,345)
                                   ---------------------------------------------------------------------------------------------
Balance at December 31, 1999        38,848  $     388  $ 171,789        --    $      --  ($208,125)     --     $  --  ($ 35,948)
                                   =============================================================================================


See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
                         1999 ANNUAL REPORT -- PAGE 18
--------------------------------------------------------------------------------

Consolidated Statements of Cash Flows

Tuesday Morning Corporation and Subsidiaries . (in thousands)
--------------------------------------------------------------------------------


                                                                                                 Twelve Months Ended December 31,
                                                                                               1999            1998            1997
Net cash flows from operating activities:
   Net income (loss)                                                                      $  25,211       $  13,152       $  (3,564)
Depreciation
and amortization                                                                              4,997           5,395           5,058
   Amortization of financing fees                                                             1,356           1,499             189
   Extraordinary item, net of tax                                                             3,048              --              --
   Deferred income taxes                                                                      1,092            (971)            (32)
   (Gain) Loss on disposal of fixed assets                                                       13          (1,329)             --
   Change in operating assets and liabilities:
      Inventories                                                                           (44,791)          2,444         (23,694)
      Prepaid expenses                                                                         (799)            (55)            (98)
      Other current assets                                                                     (777)            126             152
      Other assets                                                                              144             202            (327)
      Accounts payable                                                                       16,410             828            (290)
      Accrued liabilities                                                                       320         (26,098)         30,302
      Income taxes payable                                                                    1,964           8,845          (6,483)
                                                                                          ------------------------------------------
        Total adjustments                                                                   (17,023)         (9,114)          4,777
                                                                                          ------------------------------------------

   Net cash provided by operating activities                                                  8,188           4,038           1,213
                                                                                          ------------------------------------------
Net cash flows from investing activities:
    Loans to officers                                                                            --              --          (2,259)
    Repayments of loans from officers                                                         3,345             298           1,419
    Proceeds from sale of assets                                                                 33           7,187              --
    Capital expenditures                                                                    (14,036)         (4,705)         (5,310)
                                                                                          ------------------------------------------
    Net cash (used in) provided by investing activities                                     (10,658)          2,780          (6,150)
                                                                                          ------------------------------------------
Net cash flows from financing activities:
    Proceeds from term notes and senior subordinated debt                                        --              --         210,000
    Proceeds from shareholders                                                                   --              --         117,928
    Payments to shareholders                                                                     --              --        (299,891)
    Financing fees                                                                               --            (322)         (9,531)
    Payment of debt and mortgages                                                            (4,745)         (9,558)         (1,021)
    Proceeds from mortgage                                                                    6,500              --              --
    Partial redemption of Senior Subordinated Note & prepayment premium                     (34,410)             --              --
    Principal payments under capital lease obligation                                          (161)           (222)           (624)
    Proceeds from exercise of common
          stock options/stock purchase plan                                                      86              65             823
    Redeem Junior Preferred Stocks                                                           (7,382)             --              --
    Redeem Senior Exchangeable Redeemable Preferred Stock                                   (33,858)             --              --
    Net proceeds from IPO                                                                    75,953              --              --
                                                                                          ------------------------------------------
    Net cash (used in) provided by financing activities                                       1,983         (10,037)         17,684
                                                                                          ------------------------------------------
Net change in cash and cash equivalents                                                        (487)         (3,219)         12,747
Cash and cash equivalents at beginning of period                                             20,282          23,501          10,754
                                                                                          ------------------------------------------
Cash and cash equivalents at end of period                                                $  19,795       $  20,282       $  23,501
                                                                                          ==========================================
Supplemental cash flow information:
   Interest paid                                                                          $  22,691       $  23,455       $   3,026
   Income taxes paid                                                                         14,491             398           9,703
Non-cash equity information:
   Dividends Declared
       Junior Preferred Stocks                                                                2,469           7,396              39
      Senior Exchangeable Redeemable Preferred Stock                                          1,270           3,540              18
   Senior Exchangeable Redeemable Preferred Stock accretion                                      10              30              --
   Premium on redemption of Senior Preferred Stock                                            4,345              --              --
Non-cash items:
Conversion of Junior Perpetual Preferred Stock                                                  553              --              --
Conversion of Junior Redeemable Preferred Stock                                              89,400              --              --


See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
                         1999 ANNUAL REPORT -- PAGE 19
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

Tuesday Morning Corporation and Subsidiaries . December 31, 1999, 1998 and 1997
 . (All amounts in thousands, except for share amounts)
--------------------------------------------------------------------------------

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation - The accompanying consolidated financial statements include the accounts of Tuesday Morning Corporation, a Delaware Corporation, and its wholly-owned subsidiaries: TMI Holdings, Inc., Tuesday Morning, Inc., Nights of the Week, Inc., Days of the Week, Inc., Tuesday Morning Partners, LTD., and Friday Morning, Inc. (collectively the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

The Company owned and operated 382 deep discount retail stores in 38 states at December 31, 1999 (347 and 315 stores at December 31, 1998 and 1997, respectively). The Company sells close-out housewares and related gift accessories, which it purchases at below wholesale prices. Company stores are typically open for eight sales events each year.

(b) Cash and Cash Equivalents - The Company's policy is to invest cash in excess of operating requirements in income producing investments. Cash equivalents of $17,805 at December 31,1999 and $17,105 at December 31, 1998 are investments in money market funds. The Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

(c) Inventories - Inventories are stated at the lower of cost or market using the retail inventory method for the stores' inventory and the average cost method for warehouse inventory. Buying, distribution, and freight costs are capitalized as part of inventory.

(d) Property and Equipment - Property and equipment are stated at cost. Buildings, furniture, fixtures, and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets as follows:


                                     Depreciable lives
             Buildings                        30 years
             Furniture and fixtures            7 years
             Equipment                    5 to 7 years

Improvements to leased premises are amortized on a straight-line basis over the shorter of their useful lives or the term of the related lease.

(e) Deferred Financing Costs - Deferred financing costs represent fees paid in connection with obtaining bank and other long-term financing. These fees are amortized over the term of the related financing using the effective interest method.

(f) Income Taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(g) Pre-opening Costs - The Company previously capitalized certain costs directly related to opening new stores and amortized these costs over twelve months. In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position
(SOP) 98-5, Reporting on the Costs of Start-Up Activities, requiring, among other things, companies to expense on a current basis previously capitalized start-up costs. As of December 31, 1998, the Company had $227 of unamortized capitalized start-up costs. This SOP is effective for financial statements for fiscal years beginning after December 15, 1998, unless adopted earlier. The Company adopted this new accounting standard in January 1999 at which time all remaining unamortized capitalized start-up costs were expensed.

(h) Advertising - Costs for newspaper, radio, and other media are expensed as the advertised events take place. Advertising expense for 1999, 1998 and 1997 was $23,212, $20,550, and $18,438, respectively.

(i) Estimates - The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(j) Foreign Currency Transactions - The Company enters into foreign exchange contracts to hedge its foreign currency transactions related to specific purchase orders for merchandise. Net losses for 1999 and 1997 totaled $91 and $159, respectively, while net gains totaled $78 for 1998.

(k) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of - The Company adopted the provisions of Statement of Financial Accounting Standard
(SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on January 1, 1996. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. This statement has not had a material impact on the Company's financial position, results of operations, or liquidity for the years presented.

--------------------------------------------------------------------------------
                         1999 ANNUAL REPORT -- PAGE 20
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

Tuesday Morning Corporation and Subsidiaries .  December 31, 1999, 1998 and 1997
 . (All amounts in thousands, except for share amounts)
--------------------------------------------------------------------------------

(l) Stock Option Plan - Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

(m) Net income (loss) per common share - Basic net income (loss) per common share for the years ended December 31, 1999 and 1998 is calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for each period. Diluted net income (loss) per common share for the years ended December 31, 1999 and 1998 is calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares and share equivalents, unless anti-dilutive, outstanding for each period. For the year ended December 31, 1997, for the purposes of this calculation, the weighted average number of shares and net income available to common shareholders has been adjusted to reflect the Recapitalizaton (See Note 8). The difference between the Company's basic and diluted weighted average common shares outstanding is due to dilutive common stock options outstanding. (See Notes 14 and 15.)

(n) Reclassifications - Certain prior year amounts have been reclassified to conform to the current period presentation.

(2) INCOME TAXES

Income tax expense (benefit) for the years ended December 31, 1999, 1998 and 1997 consists of:


                                Current    Deferred       Total

Year ended December 31, 1999
   U.S. Federal                $ 12,990    $    775    $ 13,765
   State, local and other         1,441         317       1,758
                               --------    --------    --------
   Total                       $ 14,431    $  1,092    $ 15,523
                               ========    ========    ========

Year ended December 31, 1998
   U.S. Federal                $  7,916    $  (837)   $  7,079
   State, local and other         1,263       (134)      1,129
                               --------    --------    --------
   Total                       $  9,179    $  (971)  $   8,208
                               ========    ========    ========

Year ended December 31, 1997
   U.S. Federal                $  2,944    $   (82)  $   2,862
   State, local and other           334          50        384
                               --------    --------    --------
   Total                       $  3,278    $   (32)  $   3,246
                               ========    ========    ========

A reconciliation of the expected Federal income tax expense (benefit) to actual tax expense follows (based upon a tax rate of 35% for 1999 and 1998, and 34% for
1997)


                                  1999       1998        1997

Expected Federal income
   tax expense (benefit)      $ 14,257   $  7,476    $   (108)
Recapitalization expenses
   not deductible
   for Federal taxes                --        (60)      3,029
State income taxes, net of
   related Federal tax effect    1,143        824         425
Other, net                         123        (32)       (100)
                              --------   --------    --------
Total tax expense             $ 15,523   $  8,208    $  3,246
                              ========   ========    ========

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1999 and 1998 are as follows:


                                            1999        1998

Deferred tax assets:
   Current:
      Compensated absences             $     302    $    219
      Percentage rent                        271         166
      State NOL carryforward                  -          172
      Other accrued liabilities              445         637
                                       ---------    --------
   Total gross deferred assets         $   1,018    $  1,194
                                       =========    ========

Deferred tax liabilities:
   Current:
      Inventory costs                  $     775    $    314
      Prepaid supplies                       609         304
      Other current                          181         214
   Non-current:
      Property and equipment               2,385       2,202
      Other non-current                       15          15
                                       ---------    --------
   Total gross deferred liabilities    $   3,965    $  3,049
                                       ---------    --------
   Net deferred tax liability          $   2,947    $  1,855
                                       =========    ========

Management expects the deferred tax assets at December 31, 1999 to be fully recovered and the deferred tax liabilities at December 31, 1999 to be fully satisfied through the reversal of taxable temporary differences in future years as a result of normal business activities. Accordingly, no reduction allowances for deferred tax items were considered necessary as of December 31, 1999 or 1998.

--------------------------------------------------------------------------------
                          1999 ANNUAL REPORT-- PAGE 21
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

Tuesday Morning Corporation and Subsidiaries . December 31, 1999, 1998 and 1997
 . (All amounts in thousands, except for share amounts)
--------------------------------------------------------------------------------

(3) PROPERTY AND EQUIPMENT

Property and equipment, net of accumulated depreciation, consist of the following at December 31, 1999 and 1998:


                                         1999          1998
Land                                $   4,374      $   2,498
Buildings                              19,438         13,952
Furniture and fixtures                 24,281         22,838
Equipment                              20,766         18,446
Leasehold improvements                  3,065          2,621
                                    ---------      ---------
                                    $  71,924      $  60,355
Less accumulated depreciation         (38,838)       (36,263)
                                    ---------      ---------
Total                               $  33,086      $  24,092
                                    =========      =========

(4) MORTGAGES ON LAND, BUILDINGS AND EQUIPMENT/CAPITAL LEASE OBLIGATIONS

Mortgages consist of the following at December 31, 1999 and 1998:

                                              1999           1998
Note payable to bank, in monthly
   installments of $85 plus interest     $   2,552      $   3,573
Note payable to bank, in monthly
   installments of $54 plus interest         6,175             --
                                         ---------      ---------
Total                                        8,727          3,573
Less current installments                   (1,671)        (1,021)
                                         ---------      ---------
Total long term                          $   7,056      $   2,552
                                         =========      =========

The mortgage note with a December 31, 1999 balance of $2,552 is secured by land and buildings and bears interest at LIBOR plus 2.13% (8.59% at December 31, 1999) with principal and interest due monthly. It matures on June 10, 2002.

In June 1999, the Company purchased a warehouse for $6.5 million that it had been leasing. This was financed through a ten-year mortgage with a floating interest rate, (7.91% at December 31, 1999) with principal and interest due monthly. This mortgage with a December 31, 1999 balance of $6,175 matures June 3, 2009.

In connection with these mortgages, the Company is required to maintain a minimum net worth and comply with other financial covenants. At December 31, 1999, the Company is in compliance with these covenants.

The maturities of the mortgages are as follows:


      Year                                   Amount
      2000                                 $  1,671
      2001                                    1,671
      2002                                    1,160
      2003                                      650
      2004                                      650
      2005 and thereafter                     2,925
                                           --------
      Total                                $  8,727
                                           ========


During 1994, the Company entered into a capital lease with a financial institution to finance point of sale registers and electronic article surveillance equipment. The amount financed under the capital lease totaled $2,642. The balance of this capital lease was fully paid during 1999. At the end of the lease term, the Company exercised its bargain purchase option.

(5) DUE FROM OFFICERS

At December 31, 1998, the amount due from officers was $3,345. These receivables were a continuation of prior years notes and were paid back in 1999.

(6) NOTES PAYABLE

At December 31, 1999 and 1998, notes payable consisted of the following:


                                              1999            1998
Senior Credit Facility                  $   98,065      $  101,463
Senior Subordinated Notes                   69,000         100,000
                                        ----------      ----------
Total                                      167,065         201,463
Less current portion                       (11,838)        (3,398)
                                        ----------      ----------
Total long term                         $  155,227      $  198,065
                                        ==========      ==========

Senior Credit Facility - In connection with the Recapitalization (see Note 8), the Company entered into a Senior Credit Facility agreement on December 29, 1997, which provides for (i) a revolving credit facility of $90,000 which, subject to certain conditions, can be increased to $115,000 and (ii) a term loan facility totaling $110,000. This agreement is secured by a pledge of substantially all of the Company's assets.

The revolving credit facility is for a period of five years and requires a cleandown to less than $15,000 for thirty consecutive days during each twelve-month period beginning April 1, 1998. Borrowings are limited to the lessor of $90,000 (unless the maximum has been increased to as much as $115,000, as provided for in the agreement) or 50% (60% from July 1 - October 31 of each year) of eligible inventory, as defined. The availability is further reduced by the aggregate undrawn amount of outstanding letters of credit. At the Company's option, the amount borrowed was to bear interest at either LIBOR plus 2.50% or the lender's alternate base rate plus 1.50%. There is a provision within the agreement to reduce the interest rates as the leverage ratio is reduced. The interest rate has been reduced several times due to the improvement in the leverage ratio. In early 2000 it was reduced to the lowest rate allowed by the agreement, LIBOR plus 1.25% or the alternate base rate plus 0.25%.

The term loan facility consists of two tranches designated A and B. Tranche A term loans are for $40,000 and mature in five years while Tranche B term loans are $70,000 and mature in seven years. At the Company's option, Tranche A term loans bear interest at LIBOR plus 2.50% or the alternate base rate plus 1.50%. Tranche B term loans were to bear interest at LIBOR plus 3.00% or the alternate base rate plus 2.00%. The term loan interest rates will also be reduced as the leverage ratio is reduced. The interest rate has been reduced several times due to the improvement in the leverage ratio. In early 2000 it was reduced to the lowest rate

--------------------------------------------------------------------------------
                         1999 ANNUAL REPORT -- PAGE 22
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

Tuesday Morning Corporation and Subsidiaries . December 31, 1999, 1998 and 1997
 . (All amounts in thousands, except for share amounts)
--------------------------------------------------------------------------------


allowed by the agreement, Tranche A term at LIBOR plus 1.25% or the alternate base rate plus 0.25% and Tranche B at LIBOR plus 2.50% or the alternate base rate plus 1.50%.

The Company had no balances outstanding related to the revolving line of credit at December 31, 1999. The remaining availability under the credit facility was $61,600 at December 31, 1999. As of December 31, 1999 and 1998 the Company had outstanding letters of credit of $1,452 and $2,873 for inventory purchases.

The total outstanding balances of Tranches A and B were $32,832 and $65,233 at the end of December 31, 1999 and $35,568 and $65,895 at December 31, 1998, respectively. The interest rates on the Tranche A and B term loans at December 31, 1999 were 7.97% and 8.97%, respectively. The Company incurs commitment fees of up to 0.50% on the unused portion of the Revolving Credit Facility. This rate has also recently been reduced to the lowest rate allowed by the agreement to 0.25% on the unused portion of the Revolving Credit Facility due to the Company's improved leverage ratio as defined by the loan covenants.

Scheduled, mandatory principal payments for the term loans are as follows:


                    Year             Amount
                    2000          $   6,135
                    2001              9,782
                    2002             18,902
                    2003                662
                    2004             62,584
                                  ---------
                   Total          $  98,065
                                  =========

The Company is allowed under the agreement to make voluntary prepayments of term loan principal. In addition, the Company is required to make additional principal payments if there is excess operating cash flow, as defined by the loan documents. As of December 31, 1999 an excess cash flow payment of $6,220 is to be made in 2000.

The Senior Credit Facility agreement contains certain restrictive covenants which, among other things, require the Company to comply with certain financial covenants including limitations on dividends, indebtedness, and capital expenditures. As of December 31, 1999, the Company is in compliance with the covenants.

Senior Subordinated Notes - The Senior Subordinated Notes bear interest at 11.0% and are due on December 15, 2007. These notes are subordinated to any amounts outstanding under the Senior Credit Facility. Interest is payable on June 15 and December 15 of each year. At any time prior to December 15, 2000, at the option of the Company, up to 35% of the outstanding aggregate face amount of the Senior Subordinated Notes may be redeemed at a redemption price of 111.00% using the proceeds of certain equity issuances. On May 18, 1999, the Company used proceeds from its Initial Public Offering to redeem $31 million of the notes. Beginning December 15, 2002, the Senior Subordinated Notes will be subject to redemption at the option of the Company in whole or in part, with proper notice at the redemption prices set forth below, plus accrued interest.


     Twelve Month Period                    Percentage of
   Beginning December 15                 Principal Amount
                    2002                          105.50%
                    2003                          103.67%
                    2004                          101.83%
                    2005 and thereafter           100.00%

The Senior Subordinated Notes contain certain restrictive covenants which, among other things, limit the Company's ability to incur additional indebtedness, pay dividends or distributions or make investments. As of December 31, 1999, the Company is in compliance with the covenants.

(7) REDEEMABLE PREFERRED STOCK

Senior Preferred Stock - On December 29, 1997, in connection with the Recapitalization (see Note 8), the Company issued 250,000 units consisting of one share of Senior Exchangeable Redeemable Preferred Stock ("Senior Preferred Stock") and one share of common stock. The Senior Preferred Stock and common stock becomeseparately transferable upon the earlier of (i) a change in control of the Company as defined, (ii) the date upon which a registration statement under the Securities Act of 1933 relating to the Senior Preferred Stock is declared effective, (iii) immediately prior to any redemption of the Senior Preferred Stock by the Company with the proceeds of a public offering, or (iv) any earlier date as determined by the underwriter of the issue. The proceeds of $25,000 were allocated between Senior Preferred Stock and common stock based on the value of common stock issued on the transaction date.

The Senior Preferred Stock earns cumulative dividends of 13.25% annually, payable quarterly. On or before December 15, 2002, dividends may, at the option of the Company, be paid either in cash or additional shares of Senior Preferred Stock. After December 15, 2002, dividends may only be paid in cash. Each share of Senior Preferred Stock is exchangeable at the Company's option into debentures, subject to certain conditions, equal to the liquidation value.

As permitted, on May 14, 1999, the Company redeemed for cash all the outstanding shares of Senior Preferred Stock within 20 days of its initial public offering of the Company's common stock at a redemption price per share equal to 113.25% of the aggregate liquidation value.

--------------------------------------------------------------------------------
                          1999 ANNUAL REPORT -- PAGE 23
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

Tuesday Morning Corporation and Subsidiaries . December 31, 1999, 1998 and 1997
 . (All amounts in thousands, except for share amounts)
--------------------------------------------------------------------------------

Junior Preferred Stock - On December 29, 1997, in connection with the Recapitalization, the Company issued 85,998 shares of Junior Redeemable Preferred stock (the "Junior Redeemable Preferred"). The Junior Redeemable Preferred earns cumulative dividends of 8% annually, payable quarterly. When paid, dividends must be paid in cash. The Company has the option to redeem the Junior Redeemable Preferred at any time without premium or penalty. The Company is required to redeem the Junior Redeemable Preferred upon the earlier of December 29, 2010 or a sale of the Company. On April 22, 1999, in connection with the Initial Public Offering, the Company redeemed a portion of the Junior Redeemable Preferred stock and Junior Perpetual Preferred stock. The remaining Junior stock shares were converted to common stock.

(8) SHAREHOLDERS' EQUITY

Recapitalization - On December 29, 1997, Madison Dearborn Capital Partners II, L.P. ("Madison Dearborn"), certain members of management, and certain unaffiliated investors acquired all of the outstanding capital stock of the Company for an equity investment of $117,928 ("Recapitalization"). The equity investment consisted of (i) an $85,388 investment by Madison Dearborn (comprised of $4,594 of common stock of the Company, and $80,794 of Junior Redeemable Preferred Stock of the Company), (ii) a $7,540 investment by certain members of management of the Company (comprised of $406 in common stock and $7,134 in Junior Preferred Stock), and (iii) a $25,000 investment by certain unaffiliated investors in units consisting of Senior Exchangeable Redeemable Preferred Stock and common stock. The Company used the proceeds from the equity investment and approximately $225,905 of aggregate proceeds from the financing described below to pay $324,896 as Recapitalization consideration and to pay $18,937 in transaction fees and expenses.

On December 29, 1997, in connection with the Recapitalizaton, the Company repurchased and retired all outstanding common stock and stock options. All treasury shares were canceled. New common shares totaling 26,249,951 were issued to Madison Dearborn, certain members of management and certain unaffiliated investors. Junior Perpetual Preferred totaling 1,930 shares were issued to certain members of management. The Junior Perpetual Preferred earns cumulative dividends of 8% annually, payable quarterly. When paid, dividends must be paid in cash.

The financing consisted of $100,000 from the sale of Senior Subordinated Notes, and a $200,000 credit facility comprised of a $110,000 term loan facility, and a $90,000 revolving credit facility which, subject to certain conditions, can be increased up to $115,000, of which there was no loan balance at December 31, 1999, and 1998. During 1998, $15,905 was drawn in connection with the Recapitalizaton.

The sources and uses of funds related to the Recapitalization are set forth as follows:


 Sources of Funds:
  Term loans                                      $ 110,000
  Revolving credit facility                          15,905
  Senior Subordinated Notes                         100,000
  Senior Exchangeable Preferred Stock                25,000
  Junior Redeemable Preferred Stock                  85,998
  Junior Perpetual Preferred Stock                    1,930
  Common stock                                        5,000
                                                  ---------
  Total                                           $ 343,833
                                                  =========

 Uses of Funds:
  Recapitalization consideration                  $ 299,891
  Payment to option holders                          25,005
  Fees and expenses                                  18,937
                                                  ---------
 Total                                            $ 343,833
                                                  =========

Payments to option holders of $25,005 were expensed in the year ended December 31, 1997. Fees and expenses of $18,937 consisted of $9,084 which were expensed and $9,853 which were capitalized as deferred financing costs. Total expense was $129 and $33,960 for 1998 and 1997, respectively; total fees capitalized were $322 and $9,531 in 1998 and 1997, respectively. The acquisition has been accounted for as a recapitalization and, as such, has no impact on the historical basis of assets and liabilities.

Initial Public Offering - On March 12, 1999, the Company filed a Form S-1 registration statement with the Securities and Exchange Commission for the sale of shares of common stock, which occurred on April 22, 1999. A total of 7,590,000 shares of common stock were registered and sold to the public. This includes 5,515,000 sold by the company and 2,075,000 shares sold by other shareholders. As shown below, proceeds received by the Company have been used to redeem a portion of the Junior Redeemable Preferred stock and Junior Perpetual Preferred stock. The remaining Junior stock shares were converted to common stock. The Senior Exchangeable Redeemable Preferred stock was redeemed on May 14, 1999 and $31.0 million of Senior Subordinated debt was paid on May 18, 1999. The early partial redemption of the Senior Subordinated debt resulted in a prepayment penalty of approximately $3.4 million and the write-off of related unamortized deferred financing fees of approximately $1.3 million netting to an extraordinary charge of approximately $3.0 million, net of tax.

  Net proceeds from IPO                              $ 75,953
  Redemption of Junior Preferred Stock                 (7,382)
  Redemption of Senior Preferred Stock                (33,858)
  Partial paydown of Senior Subordinated Note         (34,410)
    Includes prepayment premium of $3.4 million
  Interest Income                                         179
                                                     --------
  Increase in working capital                        $    482
                                                     ========

--------------------------------------------------------------------------------
                          1999 ANNUAL REPORT -- PAGE 24
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

Tuesday Morning Corporation and Subsidiaries . December 31, 1999, 1998 and 1997
 . (All amounts in thousands, except for share amounts)
--------------------------------------------------------------------------------

Stock Option Plan - After the Recapitalization, the Company established a stock option plan (the "Plan") which allows the Company's Board of Directors to grant stock options to directors, officers, key employees and other key individuals performing services for the Company. The Plan authorizes grants of options to purchase up to 4,800,000 shares of authorized, but unissued common stock. Stock options are granted with an exercise price, terms and vesting determined by the Compensation Committee of the Board with certain limitations.

Options granted under the Plan have vesting periods from three to five years. The exercise prices of the options range between $0.20 and $19.13, which approximates fair value on the grant date of the shares of common stock into which such options are exercisable. At December 31, 1999, there were 2,308,453 additional shares available for grant under the Plan.

Following is a summary of transactions relating to the Plan's options for the three years ended December 31, 1999:


                                                        Weighted-
                                                          Average
                                            Number       Exercise
                                         of Shares          Price
Outstanding at December 31, 1996                --             --
   Exercised during year                        --             --
   Canceled during year                         --             --
   Granted during year                     875,000         $ 0.20
                                         ------------------------
Outstanding at December 31, 1997           875,000           0.20
   Exercised during year                  (313,845)          0.20
   Canceled during year                   (150,584)          0.20
   Granted during year                   1,675,975           0.31
                                         ------------------------
Outstanding at December 31, 1998         2,086,546         $ 0.29
   Exercised during year                  (243,891)          0.23
   Canceled during year                    (32,604)          0.73
   Granted during year                      80,000          15.52
                                         ------------------------
Outstanding at December 31, 1999         1,890,051         $ 0.93
                                         ========================

As of December 31, 1999 and 1998, 600,609 and 272,069, respectively, of options outstanding were exercisable.

The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net earnings would have been reduced to the pro forma amounts indicated below:

                                  1999            1998              1997
Net income (loss)
   As reported                 $25,211        $ 13,152         $  (3,564)
   Pro forma                   $25,141          13,126            (3,567)
Net income (loss) per
common share diluted
   As reported                 $  0.46            0.08             (0.21)
   Pro forma                      0.46            0.08             (0.21)


The fair value of each option grant is estimated on the date of grant using the Black Scholes option pricing model with the following weighted average assumptions used for options granted in fiscal 1999, 1998 and 1997, respectively: the risk free interest rate of 6.5%, 4.7%, and 6.1%, expected dividend yield of zero for all years, expected lives of 6.2 years, 6.5 years, and 5.0 years, and expected volatility of 46.0% for 1999 and zero percent for 1998 and 1997 as the Company did not have publicly traded stock.

Stock Split - On March 25, 1999, the Company declared a seven-for-one stock split effective in the form of a dividend for shareholders of common stock. The consolidated financial statements and the notes have been adjusted to reflect the stock split on a retroactive basis.

(9) OPERATING LEASES

The Company leases substantially all store locations under non-cancelable operating leases. New store leases do, however, typically allow the Company to terminate a lease after 18 to 21 months if the store does not achieve sales expectations. Future minimum rental payments under leases are as follows:


           Year                                         Amount
           2000                                     $   22,720
           2001                                         20,104
           2002                                         15,624
           2003                                         11,140
           2004                                          5,997
           2005 and thereafter                           8,191
                                                    ----------
           Total minimum rental payments            $   83,776
                                                    ==========

Rental expense (base minimum rent and rent based on sales) for 1999, 1998 and 1997 was $23,466, $20,324, and $17,614 respectively. Rent expense includes rent for store locations and warehouses. Rent based on sales is not significant to the Company.

(10) PROFIT SHARING PLAN

The Company has a 401(k) profit sharing plan for the benefit of its employees. Under the plan, eligible employees may request the Company to deduct and contribute from 1% to 20% of their salary to the plan. The Company also contributes 1% of total compensation for all plan participants, and matches a portion of each participant's contribution up to 6% of the participant's compensation.

The Company expensed contributions of $502, $455, and $433 during the years ended December 31, 1999, 1998 and 1997, respectively.

(11) FINANCIAL INSTRUMENTS

As of December 31, 1999 and 1998, the Company had approximately $8,900 and $4,653 respectively, of net foreign exchange contracts. The Company's risk that counterparties to these contracts may be unable to perform is minimized by limiting the counterparties to major financial institutions.

--------------------------------------------------------------------------------
                          1999 ANNUAL REPORT -- PAGE 25
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

Tuesday Morning Corporation and Subsidiaries . December 31, 1999, 1998 and 1997
 . (All amounts in thousands, except for share amounts)
--------------------------------------------------------------------------------

The following table represents the carrying amounts and estimated fair values of the Company's receivables from officers, long-term debt, foreign exchange contracts, and redeemable stock as of December 31, 1999 and 1998:


                                         1999                     1998
                               ----------------------------------------------
                               Carrying        Fair      Carrying        Fair
                                 Amount       Value        Amount       Value
Assets
   Notes receivable            $      --    $      --    $   3,345    $   3,291
Liabilities:
Foreign exchange
contracts
   Unrealized (gain)                  --           --           --          (28)
   Unrealized loss                    --          459           --           55
Variable rate
   long-term debt                106,792      106,792      105,036      105,036
Senior Subordinated
   Notes                          69,000       69,000      100,000      100,000
Senior Exchangeable
   Redeemable
   Preferred Stock                    --           --       28,231       28,558
Junior Redeemable
   Preferred Stock                    --           --       85,998       85,998


The fair value of the Company's notes receivable at December 31, 1998 is less than the carrying value as the notes earn interest at a rate less than market. The variable rate long-term debt and the Senior Subordinated Notes approximate estimated fair values. The fair values of the foreign exchange contracts are based on the exchange rates existing at the balance sheet dates. The fair value of the Senior Exchangeable Redeemable Preferred Stock and the Junior Redeemable Preferred Stock are at aggregate liquidation preference.

(12) RELATED PARTY TRANSACTIONS

During 1997, the Company paid Madison Dearborn $3,500 in fees related to the Recapitalization. In 1998, Madison Dearborn began providing management and advisory services to the Company under a five year agreement for annual payments of $350. This service was discontinued after the Company became public in early 1999.

On December 29, 1997, the Company entered into a three-year employment agreement with the Company's President, Chief Executive Officer and Director, providing for $475 in annual salary, subject to possible increases, in addition to a maximum annual bonus of up to 50% of base salary. The Company also entered into a two-year consulting and non-competition agreement with the Company's founder, to serve as Chairman of the Board of Directors and to facilitate the Company's relationships with third parties and suppliers. The contract provides for annual compensation of $250 per year. The Chairman retired in September 1999 resulting intermination of related agreements.

(13) LEGAL PROCEEDINGS

The Company is involved in various claims and legal actions arising from the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial statements.

--------------------------------------------------------------------------------
                          1999 ANNUAL REPORT -- PAGE 26
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

Tuesday Morning Corporation and Subsidiaries . December 31, 1999, 1998 and 1997
 . (All amounts in thousands, except for share amounts)
--------------------------------------------------------------------------------

(14) EARNINGS PER COMMON SHARE

In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, "Earnings Per Share," which requires presentation of basic and diluted earnings per share. As required, the Company adopted the provisions of SFAS No. 128 in the quarter ended March 31, 1998. All prior periods' weighted average and per share information has been restated in accordance with SFAS No. 128. Outstanding stock options issued by the Company represent the only dilutive effect reflected in diluted weighted average shares.


                                                                                             Year Ended December 31,
                                                                                       1999           1998           1997
                                                                              (Amounts in thousands, except per share amounts)

Basic EPS:
   Income (loss) before extraordinary item                                         $ 28,259       $ 13,152       $ (3,564)
      Less:
        Junior preferred dividends                                                   (3,739)        (7,396)        (7,034)(1)
        Senior preferred dividends                                                      (10)        (3,540)        (3,313)(1)
        Senior preferred accretion and premium on redemption
           of senior preferred stock                                                 (4,345)           (30)            --
                                                                                   ------------------------------------------
   Income (loss) available to common shareholders                                    20,165          2,186        (13,911)
        Extraordinary item related to debt extinguishment (net of tax)               (3,048)            --             --
                                                                                   ------------------------------------------
   Net income (loss) available to common shareholders                              $ 17,117       $  2,186       $(13,911)
                                                                                   ------------------------------------------

   Weighted average common shares prior to Recapitalization                              --             --         82,502(1)
   Impact for Recapitalization-embedded stock split                                      --             --           0.79(1)
                                                                                         --             --         65,176
   Weighted average common shares post Recapitalization                              34,958         26,369            218(2)
                                                                                    ------------------------------------------
   Weighted average number of common shares outstanding                              34,958         26,369         65,394
                                                                                    ------------------------------------------

   Net income (loss) per common share                                              $   0.49       $   0.08       $  (0.21)
                                                                                    ------------------------------------------

Diluted EPS:
   Net income (loss) available to common shareholders                              $ 17,117       $  2,186       $(13,911)
                                                                                    ------------------------------------------
   Effect of dilutive securities:
   Weighted average common equivalent shares from stock options                       1,792          1,456               (3)
   Weighted average number of common shares outstanding                              34,958         26,369         65,394
                                                                                    ------------------------------------------
   Weighted average number of common shares and common stock
      equivalents outstanding                                                        36,750         27,825         65,394
                                                                                    ------------------------------------------
   Net income (loss) per common share                                              $   0.46       $   0.08       $  (0.21)
                                                                                    ------------------------------------------


1) For the year ended December 31, 1997, for the purpose of this calculation, the net income available to common shareholders and weighted average number of shares have been adjusted to retroactively reflect the Recapitalization.

2) This amount represents the weighted average shares outstanding under the new capital structure after the Recapitalization in 1997.


3) During 1997, the impact of the stock options are anti-dilutive and accordingly are not included herein.

--------------------------------------------------------------------------------
                          1999 ANNUAL REPORT -- PAGE 27
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

Tuesday Morning Corporation and Subsidiaries . December 31, 1999, 1998 and 1997
 . (All amounts in thousands, except for share amounts)
--------------------------------------------------------------------------------

(15) PRO FORMA EARNINGS PER COMMON SHARE (unaudited)

The schedule below provides a pro forma comparison of income per share for 1999 and 1998. It assumes that the initial public offering of April 1999 had taken place on January 1, 1998.


                                                                                           Year Ended December 31
                                                                                        1999                     1998
                                                                             (Amounts in thousands, except per share amounts)
Net income available to common shareholders                                       $   17,068                 $  2,186
   Plus:
      Preferred Dividends/Discount Accretion                                           3,748                   10,966
      Premium on redemption of senior preferred stock                                  4,395                       --
      Interest expense from $31 million notes payment, net of tax                        852                    2,239
      Extraordinary item related to debt extinguishment, net of tax                    3,048                       --
                                                                                  -----------------------------------
Pro forma income available to common shareholders                                 $   29,111                 $ 15,391
                                                                                  -----------------------------------

Basic EPS:
   Weighted average common shares                                                     38,155                   37,715
                                                                                  -----------------------------------
   Net income per common share                                                    $     0.76                 $   0.41
                                                                                  -----------------------------------
Diluted EPS:
   Weighted average number of common shares and common share
      equivalents outstanding                                                         39,947                   39,171
                                                                                  -----------------------------------
   Net income per common share                                                    $     0.73                 $   0.39
                                                                                  -----------------------------------


(16) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

A summary of the unaudited quarterly results for 1999 and 1998 follows:


                                                                           Quarters Ended
                                                March 31,1999      June 30,1999     Sept. 30,1999      Dec. 31,1999
Net Sales                                           $  71,761         $ 107,681         $ 113,493         $ 195,931
Comparable store sales increase                          13.1%             16.6%             16.7%             10.3%
Gross profit                                        $  28,374         $  35,578         $  41,352         $  71,457
Operating income                                    $   5,860         $   8,557         $  12,743         $  38,428
Net income (loss)                                   $     435         $    (837)        $   4,592         $  21,021
Net income (loss) available to
   Common shareholders                              $  (2,423)        $  (6,122)        $   4,592         $  21,021
EPS - Diluted                                       $   (0.09)        $   (0.18)        $    0.11         $    0.52


                                                                           Quarters Ended
                                               March 31, 1998     June 30, 1998    Sept. 30, 1998     Dec. 31, 1998
Net Sales                                           $  58,811         $  84,829         $  78,485         $ 173,970
Comparable store sales increase                          14.4%             15.7%             14.8%              8.5%
Gross profit                                        $  22,348         $  27,339         $  30,776         $  58,595
Operating income                                    $   3,486         $   4,204         $   7,795         $  28,601
Net income (loss)                                   $  (1,454)        $  (1,213)        $   1,612         $  14,207
Net income (loss) available to
Common shareholders                                 $  (4,037)        $  (3,916)        $  (1,196)        $  11,335
EPS - Diluted                                       $   (0.15)        $   (0.15)        $   (0.05)        $    0.40

--------------------------------------------------------------------------------
                          1999 ANNUAL REPORT -- PAGE 28
--------------------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations

Tuesday Morning Corporation and Subsidiaries
--------------------------------------------------------------------------------


Overview

Tuesday Morning is the leading closeout retailer of upscale home furnishings, gifts and related items in the United States. We opened our first store in 1974 and, over the next 25 years, grew nationwide, increasing our store base to 390 stores in 38 states as of February, 2000.

Our stores are destination-oriented and can therefore be located in secondary locations of major suburban markets, such as strip malls and warehouse zones, near our upscale target customers. We are able to obtain favorable lease terms because of our flexibility in site selection and our no-frills format which allows us to use a wide variety of space configurations effectively. As a result of this opportunistic approach to site selection, our real estate costs, averaging approximately $8.65 per square foot, are significantly lower than those of many other retailers. Of the new stores opened in 1999, we spent approximately $75,000 per store for fixture and start-up costs, plus an additional $174,000 for on-hand inventory. Average sales per store and store level operating income in 1999 were $1,319,000 and $196,000 respectively. Store level operating income excludes allocation of corporate overhead but includes warehouse distribution and advertising expenses.

In the early 1990's, we instituted a number of strategic initiatives that would allow us to better manage our business and improve our operating performance. The initiatives included appointing Jerry Smith as our President and Chief Operating Officer, doubling our buying staff, re-engineering our warehouse, and making substantial investments in our management information systems including adding point of sale registers in all our stores. Our investment in management information systems of over $13.4 million since 1992 has given our buying staff improved access to inventory and sales data and allowed us to offer better merchandise and improved pricing. We believe that our management information systems are among the most advanced in the retail industry. Tuesday Morning's results since 1996 reflect these initiatives. In 1999 Tuesday Morning recorded net sales of $488.9 million and operating income of $65.6 million, representing compounded annual growth of 23.9% and 47.6%, respectively, since 1996. Our sales growth has been driven by new store openings as well as annual increases in comparable store sales of 18.3%, 12.1% and 13.3% in 1997, 1998 and 1999, respectively.

Between 1986 and 1997, Tuesday Morning was a publicly traded company. On December 29, 1997, Madison Dearborn Capital Partners II, L.P. ("Madison Dearborn"), certain unaffiliated investors and certain members of our management acquired substantially all of our outstanding capital stock. The financing of the acquisition consideration of $324.9 million net of fees included aggregate equity investments of $117.9 million from Madison Dearborn, investors and management, borrowings under a $200.0 million senior credit facility and the proceeds from the sale of our $100.0 million principal amount of senior subordinated notes.

Tuesday Morning became a publicly traded company again in April, 1999. See Note 8 to the Consolidated Financial Statements for a discussion of the initial public offering.


Despite significant leverage, we have continued to operate profitably (excluding recapitalization fees and expenses in 1997) and to expand our store base, adding 35 stores in 1999. Additionally, we anticipate adding a total of at least 45 stores to our store base in 2000 and at least 50 stores in 2001. Tuesday Morning has adopted an accounting policy related to expensing pre-opening costs effective January 1, 1999 and now expenses pre-opening costs as incurred. This change in accounting policy will not have a material impact on our financial results.

Results of Operations

                                                    Year Ended December 31
                                                1997         1998         1999

Net sales                                      100.0%       100.0%       100.0%
Cost of sales                                   63.7         64.9         63.8
                                               -------------------------------
   Gross profit                                 36.3         35.1         36.2
Selling, general and
   administrative expense                       25.3         23.9         22.7
Recapitalizaton fees and
   expenses                                     10.4           --           --
                                               -------------------------------
Operating income                                 0.6         11.1         13.5
Net interest and other
   income (expense)                             (0.7)        (5.7)        (4.1)
                                               -------------------------------
Income (loss) before income
   taxes and extraordinary item                 (0.1)         5.4          9.4
Income tax expense                              (1.0)        (2.1)        (3.5)
                                               -------------------------------
   Net income (loss) before
   extraordinary item                           (1.1)         3.3          5.9
 Extraordinary item related to
   debt extinguishment
   (net of tax)                                   --           --         (0.6)
                                               -------------------------------
   Net income                                   (1.1)%        3.3%         5.3%
                                               ===============================
Number of stores open
   at end of period                              315          347          382


1999 Compared to 1998

Net sales for the year increased $92.8 million or 23.4% to $488.9 million from $396.1 million in 1998. This increase was attributable to a 13.3% increase in comparable store sales and $37.4 million in sales from new stores. Our comparable store sales increase was the result of increases in both the number of transactions and the average transaction value per customer. Average annual sales per store increased 12.6% to $1,319,000 from $1,171,000 in 1998.

Gross profit increased $37.7 million or 27.2% due to the increase in sales and an increase in the gross profit percentage. In 1999 our gross profit percentage increased to 36.2% from 35.1% in 1998. This 1.1% increase was due to a .6% improvement in initial margin, a 1.2% improvement in markdowns offset by a .7% increase in buying, distribution and freight costs. In 1998 our markdowns were higher than normal due to the liquidation of our fine jewelry inventory which was planned as part of our 1997 recapitalization. Buying, distribution and freight costs increased due to international freight rate increases and additional distribution costs due to an additional warehouse which was leased in May 1999 and the addition of a second shift in our main warehouse.

--------------------------------------------------------------------------------
                         1999 ANNUAL REPORT -- PAGE 29
--------------------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations

Tuesday Morning Corporation and Subsidiaries
--------------------------------------------------------------------------------

Selling, general and administrative expenses increased $16.3 million or 17.2%. This increase is attributable to the additional stores, inflationary increases and increases in variable expenses. As a percentage of sales these expenses decreased 1.2% from 23.9% to 22.7% which was the result of the leverage obtained as a result of our strong comp store sales increases.

Interest expense decreased $4.3 million due to the paydown in April 1999 of $31 million of senior subordinated debt and a $3 million scheduled reduction of our notes payable.

Extraordinary expense consists of costs associated with the write-off of financing fees and premium paid on the early redemption of $31 million Senior Subordinated notes that was paid down with proceeds from the IPO.

Income tax expense increased $9.0 million to $17.2 million in 1999 from $8.2 million in 1998. This increase was due to higher levels of income in 1999 as compared to 1998. Our effective income tax rate was 37.8% in 1999 and was 38.4% in 1998 due to a realignment of our operations which reduced taxes in various states.

1998 Compared to 1997

Net sales increased $68.8 million or 21.0% to $396.1 million in 1998 from $327.3 million in 1997. The increase in net sales was the result of $32.7 million in sales from new stores and a 12.1% increase in comparable store sales, Average annual sales per store increased $105,000 or 9.8% to $1,171,000 in 1998 from $1,066,000 in 1997. The growth of our comparable store sales rose due to increases in the number of customer transactions and the average transaction value per customer.

Gross profit increased $20.2 million or 17.0% to $139.1 million in 1998 from $118.9 million in 1997. Gross profit as a percentage of net sales declined to 35.1% in 1998 from 36.3% in 1997. This 1.2% decline was comprised of improvements in product cost of 0.4% offset by markdown increases of 1.1% and increases in the cost of buying, distribution and freight of 0.5%. Markdowns increased primarily due to the liquidation of our fine jewelry inventory in conjunction with our decision to exit this product category at the time of the December 1997 recapitalization. This category decreased from 55 jewelry centers at the beginning of 1998 to three at the beginning of 1999. Increases in buying, distribution and freight were attributable to the addition of a second warehouse shift and the addition of warehouse space in anticipation of future growth.

Selling, general and administrative expenses increased $11.9 million or 14.4% to $94.8 million in 1998 from $82.9 million in 1997. This percentage increase was significantly less than our 21.0% increase in net sales. As a result, our selling, general and administrative expenses declined as a percentage of net sales to 23.9% in 1998 from 25.3% in 1997.

Net interest and other income (expense) increased $20.4 million to $22.7 million in 1998 from $2.3 million in 1997 due primarily to the interest expense incurred in 1998 as a result of the recapitalization on December 29, 1997.

Liquidity and Capital Resources

We have historically financed our operations with funds generated from operating activities and borrowings under our revolving credit facility.

Net cash flows from operating activities in 1997, 1998 and 1999 were $1.2 million, $4.0 million and $8.2 million, respectively. Net cash flows from operating activities were low in 1997 due primarily to charges incurred in the December 1997 recapitalization. The increase in 1998 was attributable to an increase in operating income partially offset by an increase in interest expense resulting from Tuesday Morning's leveraged capital structure. The increase in 1999 was attributable to an increase in net income offset by an increase in inventories which increased due to earlier planned 2000 shipments, an increase in the number of stores and timing increases due to Y2K concerns. Cash and cash equivalents as of December 31, 1997, 1998 and 1999 were $23.5 million and $20.3 million and $19.8 million, respectively.

Capital expenditures, principally associated with new store openings and warehouse systems enhancements, were $5.3 million, $4.7 million and $14.0 million for 1997, 1998, and 1999, respectively. In 1999 we spent $6.5 million to purchase a warehouse which we previously leased. In 2000, we expect to spend $7.0 million for capital expenditures due to an increased store opening plan.

As part of the recapitalization on December 29, 1997, we entered into the senior credit facility, which is comprised of $110.0 million in term loans and a $90.0 million revolving credit facility. Subject to compliance with the terms of the senior credit facility and the indenture for our senior subordinated notes, borrowings under the revolving credit facility may be increased by $25.0 million to accommodate future growth and for certain other purposes. At December 31, 1999 and 1998 we had outstanding $98.1 million and $101.5 million under the term loans and no amounts outstanding under the revolving credit facility. Remaining availability is based on eligible inventory and was $61.6 million at December 31, 1999 and $40.6 million at December 31, 1998. The term A loan ($35.6 at December 31, 1998 and $32.8 at December 31, 1999) and the revolving credit facility loans will mature in December 2002, and the term B loan ($65.9 million at December 31, 1998 and $65.2 million at December 31, 1999) will mature in December 2004. For 30 consecutive days during each 12 month period beginning on April 1 of each year, the aggregate principal amount of the loans outstanding under the revolving credit facility may not exceed $15.0 million.

Tuesday Morning's indebtedness under the senior credit facility is secured by a lien on Tuesday Morning's inventory, tangible personal property and a second mortgage on its owned real property and a pledge of Tuesday Morning's ownership interests in all of its subsidiaries. Tuesday Morning has granted a first lien on all of its owned real property to a real estate lender to secure the repayment of a note which had a balance of approximately $3.6 million at December 31, 1998 and $2.6 million at December 31, 1999.

--------------------------------------------------------------------------------
                          1999 ANNUAL REPORT -- PAGE 30
--------------------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations

Tuesday Morning Corporation and Subsidiaries
--------------------------------------------------------------------------------

The instruments governing Tuesday Morning's indebtedness, including the senior credit facility and the indenture for our senior subordinated notes, contain financial and other covenants that restrict, among other things, the ability of Tuesday Morning and its subsidiaries to incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, make capital expenditures, consummate certain asset sales, enter into certain transactions with affiliates, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of substantially all of their assets.

In March 1999, Tuesday Morning offered to exchange all of its shares of junior redeemable preferred stock and junior perpetual preferred stock for shares of its common stock, subject to the consummation of an initial public offering. Holders of $89.9 million of junior redeemable preferred stock and $0.6 million of junior perpetual preferred stock (such amounts representing these shares' liquidation value plus accrued but unpaid dividends) elected to exchange their shares of preferred stock for a number of shares of common stock equal to such amounts divided by the per share offering price of the common stock offered in the public offering, net of underwriting discount. Holders of $5.8 million of junior redeemable preferred stock and $1.6 million of junior perpetual preferred stock elected not to exchange their shares for common stock. Tuesday Morning redeemed these shares in connection with the public offering for a redemption price equal to approximately $1,112 per share (the shares' liquidation value plus accrued but unpaid dividends).

In addition, Tuesday Morning used a portion of the net proceeds from the offering to redeem all of the senior exchangeable redeemable preferred stock at an aggregate redemption price of approximately $33.9 million. Tuesday Morning also used approximately $34.4 million of the net proceeds from the offerings to redeem a portion of the senior subordinated notes. After the application of the net proceeds from the offerings Tuesday Morning had no shares of preferred stock outstanding and $69 million principal amount of the senior subordinated notes outstanding. We anticipate that our net cash flows from operations and borrowings under our revolving credit facility will be sufficient to fund our working capital needs, planned capital expenditures and interest payments through 2000.

Seasonality

We expect to continue to experience seasonal fluctuations in our business, with a significant percentage of our net sales and most of our operating income being generated in the fourth quarter, which includes the Christmas selling season. Net sales in the fourth quarter accounted for over 40% of annual net sales in each of the last three years, and operating income excluding recapitalization fees and expenses for the fourth quarters of 1997, 1998 and 1999 accounted for approximately 71.5%, 64.9% and 58.6%, respectively, of annual operating income for such years.

The following tables set forth certain quarterly financial data as percentages of net sales, except the number of stores open at end of period date, for the eight quarters ended December 31, 1999. The quarterly information is unaudited but has been prepared on the same basis as the audited financial statements included elsewhere in this Annual Report. In the opinion of management, all necessary adjustments (consisting only of normal recurring adjustments) have been included to present fairly the unaudited quarterly results when read in conjunction with Tuesday Morning's Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report. The results of operations for any quarter are not necessarily indicative of the results for any future period.


                                              Three months ended

                                3/31/99      6/30/99       9/30/99    12/31/99

Net sales                         100.0%       100.0%        100.0%      100.0%
Gross profit                       39.5         33.0          36.4        36.5
Operating Income                    8.2          8.0          11.2        19.6
Net income (loss)                   0.6         (0.8)          4.1        10.7
Number of stores
   open at end
   of period                        354          365           368         382


                                              Three months ended

                                3/31/98      6/30/98       9/30/98    12/31/98

Net sales                         100.0%       100.0%        100.0%      100.0%
Gross profit                       38.0         32.2          39.2        33.7
Operating Income                    5.9          5.0           9.9        16.4
Net income (loss)                  (2.5)        (1.4)          2.1         8.2
Number of stores
   open at end
   of period                        323          333           333         347


Our quarterly results of operations may fluctuate based upon such factors as the number and timing of store openings, the amount of net sales contributed by new and existing stores, the mix of products sold, pricing, store closings or relocations, competitive factors and general economic conditions. The timing of sales events could impact the weighting of sales between quarters. For example, the opening day of our sixth sales event fell in the third quarter of 1999, whereas in 1998 the opening day of that sales event fell in the fourth quarter.

On March 12, 1999, the Company filed a Form S-1 registration statement with the Securities and Exchange Commission for the sale of shares of common stock. The Company used the proceeds of $75.9 million to redeem 31% of their Senior Subordinated Notes, all of the outstanding shares of Senior Preferred Stock and a portion of the Junior Preferred Stocks. Also, in conjunction with the stock offering, the Company converted all of the remaining shares of Junior Preferred Stocks into common stock. In connection with the early redemption of a portion of the Senior Subordinated Notes, the Company incurred an extraordinary charge, net of income taxes, of approximately $3.0 million in the second quarter of 1999.

We anticipate that our net cash flows from operations and borrowings under our revolving credit facility will be sufficient to fund our working capital needs, planned capital expenditures and scheduled interest payments through 2001.

--------------------------------------------------------------------------------
                          1999 ANNUAL REPORT -- PAGE 31
--------------------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations

Tuesday Morning Corporation and Subsidiaries
--------------------------------------------------------------------------------

Year 2000 Compliance

In anticipation that year 2000 issues (Y2K) could adversely affect our ability to conduct our business we polled our vendors, freight companies, ports of entry and U.S. Customs. We also tested all of our computer software and hardware. We also received assurance from our banks and credit card processors. As a result of our reviews, we made several system upgrades and modified several software programs. The total cost of these modifications, excluding scheduled upgrades, was $110,000. We experienced no significant Y2K related problems.

Quantitative and Qualitative Disclosures About Market Risk

Tuesday Morning is exposed to various market risks, including changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market prices and rates, such as foreign currency exchange and interest rates. Tuesday Morning does not enter into derivatives or other financial instruments for trading or speculative purposes.

The objective of our financial risk management is to minimize the negative impact of foreign currency exchange and interest rate fluctuations on our earnings, cash flows and equity. Tuesday Morning enters into financial instruments to manage and reduce the impact of changes in foreign currency exchange rates. The counterparties are major financial institutions. We enter into forward foreign currency contracts to hedge the currency fluctuations in transactions denominated in foreign currencies, thereby limiting our risks that would otherwise result from changes in exchange rates. During 1999, the only transactions hedged by us were for inventory purchase orders placed with foreign vendors for which the purchase order had to be settled in the foreign vendor's currency. The periods for the forward foreign exchange contracts correspond to the periods of the hedged transactions. Gains and losses on forward foreign exchange contracts are reflected in the income statement and were immaterial to us as a whole in 1999. At December 31, 1999, we had outstanding forward foreign currency contracts to purchase approximately $8.9 million of various currencies with maturities ranging between 15 and 217 days.

The estimated fair value of foreign currency contracts represents the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices. At December 31, 1999, the difference between the fair value of all outstanding contracts and the face amount of such contracts was immaterial. A large fluctuation in exchange rates for these currencies could have a material impact on their fair value. However, because we use these forward foreign currency contracts to hedge future inventory purchases at a fixed price in the vendor's foreign currency at the time the purchase order is made, any fluctuations in the exchange rate should not materially impact us.

See Notes 1 and 11 to Notes to Consolidated Financial Statements for a discussion of the accounting policies for our forward foreign currency contracts and information on financial instruments, respectively.

We have both fixed-rate and variable-rate debt as of December 31, 1999. We do not hold any derivatives related to interest rate exposure for any of our debt facilities.

The fair market value of long-term fixed interest rate debt is subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The estimated fair value of our total long-term fixed rate and our floating-rate debt approximates fair value. See Notes 6 and 11 in Notes to Consolidated Financial Statements for further information on our debt.

Based on our market risk sensitive instruments outstanding at December 31, 1999, we have determined that there was no material market risk exposure to our consolidated financial position, results of operations or cash flows as of such date.

Inventory

The Company's inventory increased $44.8 million during 1999 to $141.5 million as the Company increased its store count by 35 to a total of 382 locations. Inventory in the warehouse at December 31, 1999 was $32.2 million higher than at December 31, 1998. This increase is primarily due to two reasons. The first event of 2000 was earlier than previous first events, and in order to assure that the stores received inventory for this earlier opening and to be better positioned in the event of any Y2K disruption, the warehouse scheduled more processing to be done in the later part of 1999.


                      Total Inventory Levels by Location
                                  ($ millions)

                     12/31/99       12/31/98       12/31/97

Stores                $  71.4        $  58.8       $  61.5
Warehouse                70.1           37.9          37.7
                      ------------------------------------
   Total              $ 141.5        $  96.7       $  99.2
                      ====================================

Inventory on a per store basis was abnormally low at December 31, 1998. This was due to our conservative reaction to the impact of (i) the Asian economy in late 1998 and (ii) the volatility of the United States stock market in the fall of that year. We have brought inventory back to acceptable levels at December 31, 1999.


                    Per Store Inventory Levels by Location
                                  ($ thousands)

                     12/31/99       12/31/98      12/31/97

Stores                $   187        $   169       $   195
Warehouse                 184            109           120
                      ------------------------------------
  Total               $   371        $   278       $   315
                      ====================================
Store Count               382            347           315

--------------------------------------------------------------------------------
                          1999 ANNUAL REPORT -- PAGE 32
--------------------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations

Tuesday Morning Corporation and Subsidiaries
--------------------------------------------------------------------------------

The selected consolidated financial and operating data presented below for, and as of each of the fiscal years in the five-year period ended December 31, 1999, is derived from the audited Consolidated Financial Statement of Tuesday Morning. The selected consolidated financial and operating data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto.


Selected Financial Data (in thousands except per share data)                            Year Ended December 31,
                                                                  1995           1996           1997           1998           1999
Statement of Operations Data:
   Net sales                                                 $ 210,265      $ 256,756      $ 327,307      $ 396,095      $ 488,866
   Cost of sales                                               137,427        165,189        208,432        257,037        312,106
                                                             ---------------------------------------------------------------------
      Gross profit                                              72,838         91,567        118,875        139,058        176,760
Selling, general and administrative expenses                    63,040         71,167         82,939         94,843        111,173
Recapitalization fees and expenses (1)                              --             --         33,960            129             --
                                                             ---------------------------------------------------------------------
   Operating income                                              9,798         20,400          1,976         44,086         65,587
Net interest and other income (expense)                         (2,534)        (1,892)        (2,294)       (22,726)       (20,164)
                                                             ---------------------------------------------------------------------
   Income (loss) before income taxes                             7,264         18,508           (318)        21,360         45,423
Income tax expense                                               2,491          6,992          3,246          8,208         17,164
                                                             ---------------------------------------------------------------------
   Net income (loss)                                             4,773         11,516         (3,564)        13,152         28,259
Extraordinary item related to debt extinguishment
   (net of tax)                                                     --             --             --             --         (3,048)
Preferred dividends                                                 --             --            (57)       (10,966)            --
                                                             ---------------------------------------------------------------------
   Net income (loss) available to common                     $   4,773      $  11,516      $  (3,621)     $   2,186      $  25,211
Earnings (loss) per share (2)
   Basic                                                     $   (0.09)     $    0.02      $   (0.21)     $    0.08      $    0.49
   Diluted                                                   $   (0.09)     $    0.02      $   (0.21)     $    0.08      $    0.46
Weighted average shares outstanding
   Basic                                                        65,198         65,436         65,394         26,369         34,958
   Diluted                                                      65,198         68,406         65,394         27,825         36,750
Pro forma earnings per share (3)
   Basic                                                             _              _              _      $    0.41      $    0.76
   Diluted                                                           _              _              _      $    0.39      $    0.73

Operating Data:
   Number of stores:
      Beginning of period                                          246            260            286            315            347
      Opened during period                                          32             33             31             35             44
      Closed during period                                         (18)            (7)            (2)            (3)            (9)
                                                             ---------------------------------------------------------------------
      Open at end of period                                        260            286            315            347            382
                                                             =====================================================================
   Comparable store sales increase (4)                             6.4%          13.7%          18.3%          12.1%          13.3%
   Average annual sales per store (5)                        $     829      $     925      $   1,066      $   1,171      $   1,319
   Average square feet per store                                 6,403          6,427          6,591          6,826          7,123

Balance Sheet Data (at period end):
Working capital                                              $  39,115      $  49,568      $  61,233      $  70,507      $  89,504
Total assets                                                    94,243        121,757        168,924        155,319        203,716
Total debt, including current portion                            8,398          6,622        214,977        205,197        175,792
Senior exchangeable redeemable preferred stock                      --             --         24,661         28,231             --
Junior redeemable preferred stock                                   --             --         85,998         85,998             --
Junior perpetual preferred stock                                    --             --          1,930          1,930             --
Total shareholders' equity (deficit)                            63,648         75,528       (219,874)      (217,623)       (35,948)


(1) Recapitalization fees and expenses are related to the acquisition of our stock in December 1997 by Madison Dearborn Capital Partners II, L.P., certain unaffiliated investors and certain members of management and consisted of compensation paid in lieu of options of $25.0 million and fees and expenses of $9.0 million.

(2) Basic and diluted earnings per share have replaced primary and fully diluted earnings per share in accordance with SFAS 128. See Note 14 to the consolidated financial statements for the calculation of earnings per share for 1997, 1998 and 1999. The Company used the same computation/methodology for calculating 1995 and 1996 earnings per share as was used in calculating 1997 and 1998 earnings per share.

(3) Pro forma earnings per share reflects the sale by Tuesday Morning of 5,515,000 shares of common stock offered hereby at an initial public offering price of $15.00 per share and also reflects the redemption of a portion of our senior subordinated notes and the redemption, or exchange into common stock, of all of our preferred stock.

(4) Comparable store sales are computed by comparing sales for stores open during the same sales event in the current and previous year. Stores are open for the full event as store openings and closings generally occur between events.

(5) Average annual sales per store is the sum of the average of the sales per store for each quarter.