Form 10-K405, Exhibit 13
period 2000-12-31
TUESDAY MORNING CORP/DE
filed 2001-03-30
CIK 878726

                                                                      Exhibit 13

                             Intentionally Omitted

     For your convenience, a printed copy of the entire 2000 Annual Report to Shareholders is enclosed with this Form 10-K. If for any reason you do not have a copy of the annual report with this Form 10-K, then please contact the company immediately and it will forward a copy to you at its own expense.

                          ---------------------------


The Company is including the following cautionary statements in this document to make applicable and take advantage of the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995 for any forward- looking statements made in this Annual Report. Investors are cautioned that actual results may differ substantially from such forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are not statements of historical facts, and they may be identified by the use of words such as "anticipates", "estimates", "expects", "intends", "plans", "predicts", "projects" and similar expressions. Forward-looking statements involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. We express our expectations, beliefs and projections in good faith and believe them to have a reasonable basis, however, we make no assurance that they will be achieved or accomplished. The fulfillment of our expectations, beliefs and projections is subject to a variety of important factors, including, but not limited to, continued acceptance of the Company's products in the marketplace, competitive factors, the availability of closeout merchandise, consumer spending patterns, general economic trends, the availability of new store locations, and other risks detailed in the Company's Annual Report on Form 10-K for the year ended December 31, 2000, and other periodic reports filed with the Securities and Exchange Commission. The foregoing factors may be in addition to other factors discussed in other parts of this Annual Report.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                          ---------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
To the Board of Directors and Shareholders of Tuesday Morning Corporation:

We have audited the accompanying consolidated balance sheets of Tuesday Morning Corporation (a Delaware corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tuesday Morning Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Dallas, Texas,
February 16, 2001

                           CONSOLIDATED BALANCE SHEETS

                          -----------------------------

Tuesday Morning Corporation and Subsidiaries (in thousands, except for share data)

                                                                 As of December 31,
Assets                                                            2000         1999
                                                             ----------------------
Current assets:
   Cash and cash equivalents                                 $  20,886    $  19,795
   Inventories, net                                            174,813      141,534
   Prepaid expenses                                              2,458        1,913
   Other current assets                                          1,102        1,243
                                                             ----------------------
          Total current assets                                 199,259      164,485
                                                             ----------------------

Property and equipment, at cost (notes 2 & 3)                   81,038       71,924
   Less accumulated depreciation                               (43,552)     (38,838)
                                                             ----------------------
          Net property and equipment                            37,486       33,086
                                                             ----------------------

   Due from officers (notes 10 and 11)                             356         --

   Deferred financing costs                                      5,691        5,818
   Other assets                                                    355          327
                                                             ----------------------
          Total Assets                                       $ 243,147    $ 203,716
                                                             ======================

Liabilities and Shareholders' Equity (Deficit)
Current liabilities:
   Installments of mortgages (note 3)                        $   1,671    $   1,671
   Installments of notes payable (note 4)                       19,148       11,838
   Accounts payable                                             43,241       39,491
   Accrued liabilities                                          15,306       12,266
   Deferred income taxes (note 5)                                  666          547
   Income taxes payable (note 5)                                 5,455        9,168
                                                             ----------------------
          Total current liabilities                             85,487       74,981
                                                             ----------------------


   Mortgages on land, buildings and equipment,
     excluding current portion (note 3)                          5,385        7,056
   Notes payable, excluding current portion (note 4)           160,821      155,227
   Deferred income taxes (note 5)                                2,611        2,400
                                                             ----------------------
          Total Liabilities                                    254,304      239,664
                                                             ----------------------
Commitments and Contingencies (notes 4, 8, 10, 11 and 12)
Shareholders' equity (deficit) (note 7)
   Common stock, par value $.01 per share, authorized
        100,000,000 shares; 39,562,547 and 38,847,326
        shares issued and outstanding at December 31, 2000
        and 1999, respectively                                     395          388
   Additional paid-in capital                                  171,882      171,789
   Retained deficit                                           (183,558)    (208,125)
   Accumulated other comprehensive income                          124           --
                                                             ----------------------
          Total Shareholders' Equity (Deficit)                 (11,157)     (35,948)
                                                             ----------------------

Total Liabilities and Shareholders' Equity (Deficit)         $ 243,147    $ 203,716
                                                             ======================

The accompanying notes are an integral part of these consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    ---------------------------------------

Tuesday Morning Corporation and Subsidiaries (in thousands, except per share data)

                                                                             Years Ended December 31,
                                                                          2000           1999        1998
                                                                        -----------------------------------
Net sales                                                               $ 586,867    $ 488,866    $ 396,095
Cost of sales                                                             389,967      312,106      257,037
                                                                        -----------------------------------
     Gross profit                                                         196,900      176,760      139,058

Selling, general and administrative expenses                              134,063      111,173       94,843
Recapitalization fees and expenses                                           --           --            129
                                                                        -----------------------------------
     Operating profit                                                      62,837       65,587       44,086

Other income (expense):
   Interest income                                                            119          415          441
   Interest expense                                                       (22,962)     (21,311)     (25,619)
   Gain on sale of land                                                      --           --          1,329
   Other income (expense)                                                    (694)         732        1,123
                                                                        -----------------------------------
                                                                          (23,537)     (20,164)     (22,726)
                                                                        -----------------------------------
     Net earnings before income taxes and extraordinary item               39,300       45,423       21,360


Income tax expense                                                         14,733       17,164        8,208
                                                                        -----------------------------------

     Net earnings before extraordinary item                                24,567       28,259       13,152

Extraordinary item related to debt extinguishment
     (net of tax benefit of $1,641)                                          --         (3,048)        --
                                                                        -----------------------------------

     Net earnings                                                       $  24,567    $  25,211    $  13,152
                                                                        ===================================
Earnings Per Share
------------------
Earnings before extraordinary item                                      $  24,567    $  28,259    $  13,152
     Dividends on and accretion of preferred stocks                          --         (3,749)     (10,966)
     Premium on redemption of Senior Preferred Stock                         --         (4,345)        --
                                                                        -----------------------------------
Earnings available to common shareholders                                  24,567       20,165        2,186
     Extraordinary item related to debt
     extinguishment (net of tax)                                             --         (3,048)        --
                                                                        -----------------------------------
Net earnings available to common shareholders                           $  24,567    $  17,117    $   2,186
                                                                        ===================================
Net earnings per Common Share - Basic
     Earnings available to common shareholders                          $    0.63    $    0.58    $    0.08
     Extraordinary item related to debt
     extinguishment (net of tax)                                             --          (0.09)        --
                                                                        -----------------------------------
     Net earnings available to common shareholders                      $    0.63    $    0.49    $    0.08
                                                                        ===================================

Net earnings per Common Share - Diluted
     Earnings available to common shareholders                          $    0.61    $    0.55    $    0.08
     Extraordinary item related to debt
     extinguishment (net of tax)                                             --          (0.09)        --
                                                                        -----------------------------------
     Net earnings available to common shareholders                      $    0.61    $    0.46    $    0.08
                                                                        ===================================

Weighted average number of common shares and common share equivalents outstanding:
        Basic                                                              39,278       34,958       26,369
        Diluted                                                            40,492       36,750       27,825

The accompanying notes are an integral part of these consolidated financial statements.

            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                          ---------------------------

Tuesday Morning Corporation and Subsidiaries . Years ended December 31, 2000, 1999 and 1998 (in thousands)

                                                                        Junior Perpetual             Accumulated
                                             Common Stock   Additional  Preferred Stock   Retained      Other          Total
                                           ---------------    Paid-In   ----------------   Earning  Comprehensive  Shareholders'
                                           Shares   Amount    Capital   Shares   Amount   (Deficit)     Income    Equity (Deficit)
                                           ---------------------------------------------------------------------------------------
Balance at December 31, 1997               26,250    $ 263   $  5,361        2  $ 1,930   $(227,428)   $     --     $(219,874)
Net earnings                                   --       --         --       --       --      13,152          --        13,152
Dividends on Junior and Senior
   Preferred Stock                             --       --         --       --       --     (10,936)         --       (10,936)
Accretion of discount on Senior
   Preferred Stock                             --       --         --       --       --         (30)         --           (30)
Shares issued In connection with
   Employee Stock Option Plan                 314        3         62       --       --          --          --            65
                                           ---------------------------------------------------------------------------------------
Balance at December 31, 1998               26,564      266      5,423        2    1,930    (225,242)         --      (217,623)
Net earnings                                   --       --         --       --       --      25,211          --        25,211
Dividends on Junior and Senior
   Preferred Stock                             --       --         --       --       --      (3,739)         --        (3,739)
Accretion of discount on Senior
   Preferred Stock                             --       --         --       --       --         (10)         --           (10)
Shares issued in connection
   with Employee
   Stock Option Plan/Stock
   Purchase Plan                              288        2         84       --       --          --          --            86
Shares issued/fees incurred in
   connection with IPO                      5,515       55     75,898       --       --          --          --        75,953
Redemption of Junior Preferred Stock           --       --         --       --   (1,434)         --          --        (1,434)
Redemption of Senior Preferred Stock                                                         (4,345)         --        (4,345)
Shares issued in connection with
   conversion of Junior Preferred Stock     6,481       65     90,384       (2)    (496)         --          --        89,953
                                           ---------------------------------------------------------------------------------------
Balance at December 31, 1999               38,848      388    171,789       --       --    (208,125)         --       (35,948)
Comprehensive income
   Net earnings                                --       --         --       --       --      24,567          --        24,567
   Unrealized gain on securities               --       --         --       --       --        --           124           124
                                           ---------------------------------------------------------------------------------------
Total comprehensive income                     --       --         --       --       --      24,567         124        24,691
Shares issued in connection with
   Employee Stock Option Plan/Stock
   Purchase Plan                              715        7         93       --       --          --          --           100
                                           ---------------------------------------------------------------------------------------
Balance at December 31, 2000               39,563    $ 395   $171,882       --       --   $(183,558)   $    124     $ (11,157)
                                           =======================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                          ---------------------------

Tuesday Morning Corporation and Subsidiaries (in thousands)

                                                                                  Year Ended December 31,
                                                                                 2000        1999        1998
                                                                              --------------------------------
Net cash flows from operating activities:
Net earnings                                                                  $ 24,567    $ 25,211    $ 13,152
Adjustments to reconcile net earnings to net cash
     provided by operating activities:
     Depreciation and amortization                                               5,339       4,997       5,395
     Amortization of financing fees                                              1,368       1,356       1,499
     Extraordinary item, net of tax                                               --         3,048        --
     Deferred income taxes                                                         330       1,092        (971)
     (Gain) on marketable securities                                               (92)       --          --
     (Gain) loss on disposal of fixed assets                                     1,292          13      (1,329)
     Change in operating assets and liabilities:
        Inventories                                                            (33,279)    (44,791)      2,444
        Prepaid expenses                                                          (545)       (799)        (55)
        Other current assets                                                       357        (777)        126
        Other assets                                                               (28)        144         202
        Accounts payable                                                         3,750      16,410         828
        Accrued liabilities                                                      3,040         320     (26,098)
        Income taxes payable                                                    (3,713)      1,964       8,845
                                                                              --------------------------------
          Total adjustments                                                    (22,181)    (17,023)     (9,114)
                                                                              --------------------------------
   Net cash provided by operating activities                                     2,386       8,188       4,038
                                                                              --------------------------------
Net cash flows from investing activities:
     Loans to officers                                                            (356)       --          --
     Repayments of loans from officers                                            --         3,345         298
     Proceeds from sale of assets                                                   15          33       7,187
     Capital expenditures                                                      (11,046)    (14,036)     (4,705)
                                                                              --------------------------------
     Net cash provided by (used in) investing activities                       (11,387)    (10,658)      2,780
                                                                              --------------------------------
Net cash flows from financing activities:
     Payment of debt and mortgages                                             (13,767)     (4,745)     (9,558)
     Proceeds from increase in Senior Credit Facility                           25,000        --          --
     Payment of financing fees                                                  (1,241)       --          (322)
     Proceeds from mortgage                                                       --         6,500        --
     Partial redemption of Senior Subordinated Note & prepayment premium          --       (34,410)       --

     Principal payments under capital lease obligation                            --          (161)       (222)
     Proceeds from exercise of common
        stock options/stock purchase plan                                          100          86          65
     Redeemed Junior Preferred Stocks                                             --        (7,382)       --
     Redeemed Senior Exchangeable Redeemable Preferred Stock                      --       (33,858)       --
     Net proceeds from IPO                                                        --        75,953        --
                                                                              --------------------------------
     Net cash provided by (used in) financing activities                        10,092       1,983     (10,037)
                                                                              --------------------------------
Net change in cash and cash equivalents                                          1,091        (487)     (3,219)
Cash and cash equivalents, beginning of period                                  19,795      20,282      23,501
                                                                              --------------------------------
Cash and cash equivalents, end of period                                      $ 20,886    $ 19,795    $ 20,282
                                                                              ================================
Supplemental cash flow information:
     Interest paid                                                            $ 22,657    $ 22,691    $ 23,455
     Income taxes paid                                                          18,387      14,491         398
Non-cash equity information:
     Dividends declared
        Junior Preferred Stocks                                                   --         2,469       7,396
        Senior Exchangeable Redeemable Preferred Stock                            --         1,270       3,540
     Senior Exchangeable Redeemable Preferred Stock accretion                     --            10          30
     Premium on redemption of Senior Preferred Stock                              --         4,345        --
Non-cash items:
     Conversion of Junior Perpetual Preferred Stock                               --           553        --
     Conversion of Junior Redeemable Preferred Stock                              --        89,400        --
     Accumulated other comprehensive income                                        124        --          --

The accompanying notes are an integral part of these consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     -------------------------------------

Tuesday Morning Corporation and Subsidiaries . December 31, 2000, 1999 and 1998
 . (All amounts in thousands, except for per share amounts)

(1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company owned and operated 431 deep discount retail stores in 39 states at December 31, 2000 (382 and 347 stores at December 31, 1999 and 1998, respectively). The Company sells close-out housewares and related gift accessories, which it purchases at below wholesale prices. Company stores are open for periodic sales events, each of which lasts from three to eight weeks.

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

(b) Cash and Cash Equivalents - The Company's policy is to invest cash in excess of operating requirements in income producing investments. Cash equivalents of $19,491 at December 31, 2000 and $17,805 at December 31, 1999 are investments in money market funds. The Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

(c) Inventories - Inventories are stated at the lower of cost or market using the retail inventory method on a FIFO basis for the stores' inventory and the specific identification method for warehouse inventory. Buying, distribution, and freight costs are capitalized as part of inventory.

(d) Property and Equipment - Property and equipment are stated at cost. Buildings, furniture, fixtures, and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

                               Depreciable Lives
                  -----------------------------------------
                  Buildings                        30 years
                  Furniture and fixtures            7 years
                  Equipment                    5 to 7 years

Improvements to leased premises are amortized on a straight-line basis over the shorter of their useful lives or the term of the related lease.

(e) Deferred Financing Costs - Deferred financing costs represent fees paid in connection with obtaining bank and other long-term financing. These fees are amortized over the term of the related financing using the effective interest method.

(f) Income Taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment.

(g) Revenue Recognition - Sales are recorded at the point of sale to customers. Sales are net of returns and exclude sales tax.

(h) Pre-opening Costs - The Company previously capitalized certain costs directly related to opening new stores and amortized these costs over twelve months. In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position
(SOP) 98-5, Reporting on the Costs of Start-Up Activities, requiring, among other things, companies to expense on a current basis previously capitalized start-up costs. As of December 31, 1998, the Company had $227 of unamortized capitalized start-up costs. This SOP was effective for financial statements for fiscal years beginning after December 15, 1998, unless adopted earlier. The Company adopted this new accounting standard in January 1999 at which time all remaining unamortized capitalized start-up costs were expensed.

(i) Advertising - Costs for newspaper, radio, and other media are expensed as the advertised events take place. Advertising expense for 2000, 1999 and 1998 was $27,581, $23,212 and $20,550, respectively.

(j) Use of Estimates - The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     -------------------------------------

(k) Foreign Currency Transactions - The Company enters into foreign exchange contracts to hedge its foreign currency transactions related to specific purchase orders for merchandise. Net losses for 2000 and 1999 totaled $216 and $91, respectively, while net gains totaled $78 for 1998 and are included in the accompanying Consolidated Statements of Operations.

(l) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of - The Company adopted the provisions of Statement of Financial Accounting Standard
(SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," on January 1, 1996. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. This statement has not had a material impact on the Company's financial position, results of operations, or liquidity for the years presented.

(m) Stock Option Plan - The Company grants stock options to certain employees with stock option exercise prices equal to the fair market value of the shares on the date of grant. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123; therefore no compensation expense for the stock option grants has been recognized.

(n) Net earnings per common share - Basic net earnings per common share for the years ended December 31, 2000, 1999 and 1998 are calculated by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding for each period. Diluted net earnings per common share for the years ended December 31, 2000, 1999 and 1998 are calculated by dividing net earnings available to common shareholders by the weighted average number of common shares and share equivalents, unless anti-dilutive, outstanding for each period. The difference between the Company's basic and diluted weighted average common shares outstanding is due to dilutive common stock options outstanding. See Notes 13 and 14.

(o) Recent Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires recognition and measurement of all derivatives as either assets or liabilities on the balance sheet at fair value. In June 1999, the issuance of SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities," delayed the provisions of SFAS No. 133 to be effective for the Company for fiscal 2001. The Company's involvement with derivative financial instruments relates primarily to its use of forward foreign currency contracts. Such contracts are used to manage foreign currency risk related to the purchase of merchandise inventories and meet the criteria for hedge accounting and, as a result, the changes in fair values of these contracts will be reported in other comprehensive income rather than in results of operations. At December 31, 2000 these amounts were immaterial to the Company.

(p) Comprehensive Income - Comprehensive income represents the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The components of comprehensive income are reported in the Consolidated Statements of Shareholders Equity.

(q) Reclassifications - Certain prior year amounts have been reclassified to conform to the current period presentation.

(2) PROPERTY AND EQUIPMENT

Property and equipment, net of accumulated depreciation, consists of the following at December 31, 2000 and 1999:

                                          2000          1999
                                     -----------------------
        Land                         $   4,374     $   4,374
        Buildings                       20,554        19,438
        Furniture and fixtures          28,554        24,281
        Equipment                       23,999        20,766
        Leasehold improvements           3,557         3,065
                                     -----------------------
                                     $  81,038     $  71,924
        Less accumulated
        depreciation                   (43,552)      (38,838)
                                     -----------------------
           Net                       $  37,486     $  33,086
                                     =======================

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     -------------------------------------

(3) MORTGAGES ON LAND, BUILDINGS AND EQUIPMENT

Mortgages consist of the following at December 31, 2000 and 1999:

                                                                          2000        1999
                                                                       -------------------
Note payable to bank, in monthly installments of $85 plus interest     $ 1,531    $  2,552
Note payable to bank, in monthly installments of $54 plus interest       5,525       6,175
                                                                       -------------------
   Total                                                                 7,056       8,727
Less current installments                                               (1,671)     (1,671)
                                                                       -------------------
   Total Long-Term                                                     $ 5,385    $  7,056
                                                                       ===================

The mortgage note with a remaining balance of $1,531 is secured by land and buildings and bears interest at LIBOR plus 2.13% (8.79% at December 31, 2000) with principal and interest due monthly. The note matures on June 10, 2002.

In June 1999, the Company purchased a warehouse for $6.5 million that it had been leasing. This was financed through a ten-year mortgage with an interest rate of LIBOR plus an applicable margin rate (8.01% at December 31, 2000) with principal and interest due monthly. This mortgage with a December 2000 balance of $5,525 matures June 3, 2009 and is secured by the land and buildings.

In connection with these mortgages, the Company is limited to a maximum leverage ratio and is required to comply with other financial covenants. At December 31, 2000, the Company is in compliance with these covenants.

The maturities of the mortgages are as follows:

                        Year                  Amount
                        ----------------------------
                        2001                 $ 1,671
                        2002                   1,160
                        2003                     650
                        2004                     650
                        Thereafter             2,925
                                             -------
                        Total                $ 7,056
                                             =======

(4) NOTES PAYABLE

At December 31, 2000 and 1999, notes payable consisted of the following:

                                                           2000           1999
                                                      ------------------------
Senior Credit Facility                                $ 110,969      $  98,065
Senior Subordinated Notes                                69,000         69,000
                                                      ------------------------
   Total                                                179,969        167,065
Less current portion                                    (19,148)       (11,838)
                                                      ------------------------
   Total Long-Term                                    $ 160,821      $ 155,227
                                                      ========================

Senior Credit Facility - In connection with the Recapitalization (see Note 7), the Company entered into a Senior Credit Facility agreement on December 29, 1997, which was amended on July 5, 2000, which provided for (i) a revolving credit facility of $90,000 which, subject to certain conditions, could be increased to $115,000 and (ii) a term loan facility totaling $110,000. This agreement is secured by a pledge of substantially all of the Company's assets.

The revolving credit facility is for a period of five years and requires a cleandown to less than $15,000 for thirty consecutive days during each twelve-month period beginning April 1, 1998. Borrowings are limited to the lesser of $90,000, subsequently amended to $125,000 or 50% (60% from July 1 - October 31 of each year) of eligible inventory, as defined. The availability is further reduced by the aggregate undrawn amount of outstanding letters of credit. At the Company's option, the amount borrowed bears interest at either LIBOR plus 2.50% or the lender's alternate base rate plus 1.50%. There is a provision within the agreement to reduce the interest rates as the leverage ratio is reduced.

The term loan facility consists of two tranches designated A and B. Tranche A term loans were for $40,000 and mature in five years while Tranche B term loans were $70,000 and mature in seven years. At the Company's option, Tranche A term loans were to bear interest at LIBOR plus 2.50% or the alternate base rate plus 1.50%. Tranche B term loans were to bear interest at LIBOR plus 3.00% or the alternate base rate plus 2.00%. The term loan interest rates will also be reduced as the leverage ratio is reduced.

On July 5, 2000, the Company amended and restated its Senior Credit Facility by increasing the Term A loan commitments by $25,000 (from $28,000 outstanding to $53,000) and the availability under the Revolving Credit facility by $35,000 (from $90,000 to $125,000). The remaining terms of the indebtedness did not change; however, new financial covenants were established and interest rates were adjusted to reflect current market rates.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     -------------------------------------

The Company had no balances outstanding related to the revolving line of credit at December 31, 2000. The remaining availability under the amended credit facility was $76,021 at December 31, 2000. As of December 31, 2000 and 1999 the Company had outstanding letters of credit of $706 and $1,452, primarily for inventory purchases.

The total outstanding balances of Tranches A and B were $50,585 and $60,384 at the end of December 31, 2000 and $32,832 and $65,233 at December 31, 1999, respectively. The interest rates on the Tranche A and B term loans at December 31, 2000 were 8.58% and 9.58% respectively and at December 31, 1999 were 7.97% and 8.97% respectively. The Company incurs commitment fees of up to 0.50% on the unused portion of the Revolving Credit Facility. This rate also depends on the leverage ratio.

Scheduled, mandatory principal payments for the term loans are as follows:

                        2001         $  19,148
                        2002            32,676
                        2003               620
                        2004            58,525
                        ----------------------
                        Total        $ 110,969
                        ======================

The Company is allowed under the agreement to make voluntary prepayments of term loan principal. In addition, the Company is required to make additional principal payments if there is excess operating cash flow, as defined by the loan agreement.

The Senior Credit Facility agreement contains certain restrictive covenants which, among other things, requires the Company to comply with certain financial covenants including limitations on dividends, indebtedness, and capital expenditures. As of December 31, 2000, the Company is in compliance with the covenants.

Senior Subordinated Notes - The Senior Subordinated Notes bear interest at 11.0% and are due on December 15, 2007. These notes are subordinated to any amounts outstanding under the Senior Credit Facility. Interest is payable on June 15 and December 15 of each year. At any time prior to December 15, 2000, at the option of the Company, up to 35% of the outstanding aggregate face amount of the Senior Subordinated Notes could have been redeemed at a redemption price of 111.00% using the proceeds of certain equity issuances. On May 18, 1999, the Company used proceeds from its Initial Public Offering to redeem $31,000 of the notes resulting in an extraordinary loss of $3,048 for early extinguishment of debt. Beginning December 15, 2002, the Senior Subordinated Notes will be subject to redemption at the option of the Company in whole or in part, with proper notice at the redemption prices set forth below, plus accrued interest.

                   Twelve Month Period         Percentage of
                  Beginning December 15      Principal Amount
                  -------------------------------------------
                         2002                    105.50%
                         2003                    103.67%
                         2004                    101.83%
                         2005 and thereafter     100.00%


The Senior Subordinated Notes contain certain restrictive covenants which, among other things, limit the Company's ability to incur additional indebtedness, pay dividends or distributions, or make investments. As of December 31, 2000, the Company is in compliance with the covenants.

(5) INCOME TAXES

Income tax expense (benefit) for the years ended December 31, 2000, 1999 and 1998 consists of:

                                               Current      Deferred    Total
                                               -------------------------------
           Year ended December 31, 2000
                           U.S. Federal        $13,264      $   251    $13,515
                 State, local and other          1,139           79      1,218
                                               -------------------------------
                                  Total        $14,403      $   330    $14,733
                                               ===============================
           Year ended December 31, 1999
                           U.S. Federal        $12,990      $   775    $13,765
                 State, local and other          1,441          317      1,758
                                               -------------------------------
                                  Total        $14,431      $ 1,092    $15,523
                                               ===============================
           Year ended December 31, 1998
                           U.S. Federal        $ 7,916      $  (837)   $ 7,079
                 State, local and other          1,263         (134)     1,129
                                               -------------------------------
                                  Total        $ 9,179      $  (971)   $ 8,208
                                               ===============================

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     -------------------------------------

A reconciliation of the expected Federal income tax expense at the statutory income tax rate to actual tax expense follows (based upon a tax rate of 35%).

                                                                  2000       1999       1998
                                                               -----------------------------
Expected Federal income tax expense                            $13,755    $14,257    $ 7,476
Recapitalization expenses not deductible for Federal taxes          --         --        (60)
State income taxes, net of related Federal tax effect              792      1,143        824
Other, net                                                         186        123        (32)
                                                               -----------------------------
   Total tax expense                                           $14,733    $15,523    $ 8,208
                                                               =============================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2000 and 1999 are as follows:

                                                   2000         1999
                                                --------------------
         Deferred tax assets:
            Current:
              Compensated absences              $   373      $   302
              Percentage rent                       294          271
              Self insurance reserves               812          389
              Other accrued liabilities             247           56
                                                --------------------
            Total gross deferred assets         $ 1,726      $ 1,018
                                                ====================
         Deferred tax liabilities:
            Current:
              Inventory costs                   $ 1,252      $   775
              Prepaid supplies                      928          609
              Other current                         212          181
            Non-current:
              Property and equipment              2,600        2,385
              Other non-current                      11           15
                                                --------------------
            Total gross deferred tax
            liabilities                           5,003        3,965
                                                --------------------
         Net deferred tax liability             $ 3,277      $ 2,947
                                                ====================

Management expects the deferred tax assets at December 31, 2000 to be fully recovered and the deferred tax liabilities at December 31, 2000 to be fully satisfied through the reversal of taxable temporary differences in future years as a result of normal business activities. Accordingly, no valuation allowances for deferred tax items were considered necessary as of December 31, 2000 or 1999.

(6) REDEEMABLE PREFERRED STOCK

Senior Preferred Stock - On December 29, 1997, in connection with the Recapitalization (see Note 7), the Company issued 250,000 units consisting of one share of Senior Exchangeable Redeemable Preferred Stock ("Senior Preferred Stock") and one share of common stock. The Senior Preferred Stock and common stock become separately transferable upon the earlier of (i) a change in control of the Company as defined, (ii) the date upon which a registration statement under the Securities Act of 1933 relating to the Senior Preferred Stock is declared effective, (iii) immediately prior to any redemption of the Senior Preferred Stock by the Company with the proceeds of a public offering, or (iv) any earlier date as determined by the underwriter of the issue. The proceeds of $25,000 were allocated between Senior Preferred Stock and common stock based on the value of common stock issued on the transaction date. The Senior Preferred Stock earned cumulative dividends of 13.25% annually, payable quarterly. On or before December 15, 2002, dividends may, at the option of the Company, be paid either in cash or additional shares of Senior Preferred Stock. After December 15, 2002, dividends may only be paid in cash. Each share of Senior Preferred Stock is exchangeable at the Company's option into debentures, subject to certain conditions, equal to the liquidation value.

As permitted, on May 14, 1999, the Company redeemed for cash all the outstanding shares of Senior Preferred Stock within 20 days of its initial public offering of the Company's common stock at a redemption price per share equal to 113.25% of the aggregate liquidation value.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      -------------------------------------

Junior Preferred Stock - On December 29, 1997, in connection with the Recapitalization, the Company issued 85,998 shares of Junior Redeemable Preferred Stock (the "Junior Redeemable Preferred"). The Junior Redeemable Preferred earned cumulative dividends of 8% annually, payable quarterly. When paid, dividends were to be paid in cash. The Company had the option to redeem the Junior Redeemable Preferred at any time without premium or penalty. The Company was required to redeem the Junior Redeemable Preferred upon the earlier of December 29, 2010 or a sale of the Company. Also, in connection with the Recapitalization, Junior Perpetual Preferred Stock totaling 1,920 shares were issued to certain members of management. The Junior Perpetual Preferred earned cumulative dividends of 8% annually, accrued quarterly. When paid, dividends were to be paid in cash. On April 22, 1999, in connection with the Initial Public Offering, the Company redeemed a portion of the Junior Redeemable Preferred Stock and Junior Perpetual Preferred Stock. The remaining Junior Stock shares were converted to common stock.

(7) SHAREHOLDERS' EQUITY

Recapitalization - On December 29, 1997, Madison Dearborn Capital Partners II, L.P. ("Madison Dearborn"), certain members of management, and certain unaffiliated investors acquired all of the outstanding capital stock of the Company for an equity investment of $117,928 ("Recapitalization"). The equity investment consisted of an $85,388 investment by Madison Dearborn (comprised of $4,594 of common stock of the Company, and $80,794 of Junior Redeemable Preferred Stock of the Company), a $7,540 investment by certain members of management of the Company (comprised of $406 in common stock and $7,134 in Junior Perpetual Preferred Stock), and a $25,000 investment by certain unaffiliated investors in units consisting of Senior Exchangeable Redeemable Preferred Stock and common stock. The Company used the proceeds from the equity investment and approximately $225,905 of aggregate proceeds from the financing described below to pay $324,896 as Recapitalization consideration and to pay $18,937 in transaction fees and expenses.

On December 29, 1997, in connection with the Recapitalization, the Company repurchased and retired all previously outstanding common stock and stock options. All treasury shares were canceled. New common shares totaling 26,249,951 were issued to Madison Dearborn, certain members of management and certain unaffiliated investors. Junior Perpetual Preferred totaling 1,930 shares were issued to certain members of management. The Junior Perpetual Preferred earned cumulative dividends of 8% annually, payable quarterly. When paid, dividends were to be paid in cash.

The Recapitalization consisted of $100,000 in financing from the sale of Senior Subordinated Notes, and a $200,000 credit facility comprised of a $110,000 term loan facility, and a $90,000 revolving credit facility which, subject to certain conditions, could be increased up to $115,000. There was no credit facility balance outstanding at December 31, 2000 and 1999.

The sources and uses of funds related to the Recapitalization are set forth as follows:

            Sources of Funds:
               Term loans                         $110,000
               Revolving credit facility            15,905
               Senior Subordinated Notes           100,000
               Senior Exchangeable Preferred
               Stock                                25,000
               Junior Redeemable Preferred Stock    85,998
               Junior Perpetual Preferred Stock      1,930
               Common stock                          5,000
                                                  --------
                 Total                            $343,833
                                                  ========

            Uses of Funds:
               Recapitalization consideration     $299,891
               Payment to option holders            25,005
               Fees and expenses                    18,937
                                                  --------
                 Total                            $343,833
                                                  ========

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

Initial Public Offering - On March 12, 1999, the Company filed a Form S-1 registration statement with the Securities and Exchange Commission for the sale of shares of common stock, which occurred on April 22, 1999. A total of 7,590,000 shares of common stock were registered and sold to the public. This includes 5,515,000 sold by the company and 2,075,000 shares sold by other shareholders. As shown below, proceeds received by the Company have been used to redeem a portion of the Junior Redeemable Preferred Stock and Junior Perpetual Preferred Stock. The remaining Junior stock shares were converted to common stock. The Senior Exchangeable Redeemable Preferred Stock was redeemed on May 14, 1999 and $31.0 million of Senior Subordinated debt was paid on May 18, 1999. The early partial redemption of the Senior Subordinated Notes

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     -------------------------------------

resulted in a prepayment penalty of approximately $3.4 million and the write-off of related unamortized deferred financing fees of approximately $1.3 million netting to an extraordinary charge of approximately $3.0 million, net of tax.

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
                                                     ========

Stock Option Plan - After the Recapitalization, the Company established a stock option plan (the "Plan") which allows the Company's Board of Directors to grant stock options to directors, officers, key employees and other key individuals performing services for the Company. The Plan authorizes grants of options to purchase up to 4,800,000 shares of authorized, but unissued common stock. Stock options are granted with an exercise price, terms and vesting determined by the Compensation Committee of the Board of Directors, with certain limitations.

Options granted under the Plan have vesting periods from three to five years. The exercise prices of the options range between $0.20 and $19.13, which approximates fair value on the grant date of the shares of common stock into which such options are exercisable. At December 31, 2000, there were 1,477,201 additional shares available for grant under the Plan.

Following is a summary of transactions relating to the Plan's options for the three years ended December 31, 2000:

                                                                Weighted-Average
                                             Number of Shares     Exercise Price
                                             -----------------------------------
Outstanding at December 31, 1997                    875,000           $ 0.20
   Exercised during year                           (313,845)            0.20
   Canceled during year                            (150,584)            0.20
   Granted during year                            1,675,975             0.31
                                             -----------------------------------
Outstanding at December 31, 1998                  2,086,546           $ 0.29
   Exercised during year                           (243,891)            0.23
   Canceled during year                             (32,604)            0.73
   Granted during year                               80,000            15.52
                                             -----------------------------------
Outstanding at December 31, 1999                  1,890,051           $ 0.93
   Exercised during year                           (712,745)            0.24
   Canceled during year                            (165,724)            0.20
   Granted during year                              994,500             9.54
                                             -----------------------------------
Outstanding at December 31, 2000                  2,006,082           $ 5.48
                                             ===================================


As of December 31, 2000 and 1999, 372,498 and 600,609, respectively, of options outstanding were exercisable.

The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net earnings would have been reduced to the pro forma amounts indicated below:

                                                            2000      1999      1998
                                                        ----------------------------
Net earnings available to shareholders   As reported    $ 24,567  $ 25,211  $ 13,152
                                         Pro forma        24,155    25,141    13,126
Net earnings per common share basic      As reported        0.63      0.49      0.08
                                         Pro forma          0.63      0.76      0.41
Net earnings per common share diluted    As reported        0.61      0.46      0.08
                                         Pro forma          0.61      0.73      0.39

The following table summarized information about stock options outstanding at December 31, 2000.

                                 Options Outstanding                                         Options Exercisable
------------------------------------------------------------------------------------   ---------------------------------
                                           Weighted Average        Weighted Average                   Weighted Average
       Range of            Number       Remaining contractual     Exercisable Price       Number        Exercise Price
   Exercise Prices       Outstanding        Life (Years)             per Share           Exercisable        per Share
------------------------------------------------------------------------------------   ---------------------------------
   $ 0.20 - 1.43               932                 7                   $  0.34               318              $  0.33
   $ 7.97 - 10.00              994                10                   $  9.54                27              $  8.13
   $ 13.95 - 19.13              80                 8                   $ 15.52                27              $ 15.54
------------------------------------------------------------------------------------   ---------------------------------
     Total                    2006                 8                   $  0.66               372              $  1.99

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     -------------------------------------

The fair value of each option grant is estimated on the date of grant using the Black Scholes option pricing model with the following weighted average assumptions used for options granted in fiscal 2000, 1999 and 1998, respectively: the risk free interest rate of 6.2%, 6.5% and 4.7%, expected dividend yield of zero for all years, expected lives of 7.5 years, 6.2 years and
6.5 years, and expected volatility of 51% for 2000, 46% for 1999 and zero % for 1998 as the Company did not have publicly traded stock.

(8) OPERATING LEASES

The Company leases substantially all store locations under non-cancelable operating leases. Leases for new stores do, however, typically allow the Company to terminate a lease after 18 to 21 months if the store does not achieve sales expectations. Future minimum rental payments under leases are as follows:

          Year                                 Amount
          -------------------------------------------
          2001                              $  31,943
          2002                                 27,316
          2003                                 22,558
          2004                                 17,416
          2005                                 11,269
          Thereafter                           13,257
                                            ---------
          Total minimum rental payments     $ 123,759
                                            =========

Rental expense (base minimum rent and rent based on sales) for 2000, 1999 and 1998 was $28,060, $23,466 and $20,324, respectively. Rent expense includes rent for store locations and warehouses. Rent based on sales is not significant to the Company.

(9) PROFIT SHARING PLAN

The Company has a 401(k) profit sharing plan for the benefit of its employees. Under the plan, eligible employees may request the Company deduct and contribute from 1% to 20% of their salary to the plan. The Company also contributes 1% of total compensation for all plan participants, and matches a portion of each participant's contribution up to 6% of the participant's compensation.

The Company expensed contributions of $573, $502 and $455 during the years ended December 31, 2000, 1999 and 1998, respectively.

(10) FINANCIAL INSTRUMENTS

As of December 31, 2000 and 1999, the Company had approximately $1,786 and $8,900, respectively, of net foreign exchange contracts. The Company's risk that counterparties to these contracts may be unable to perform is minimized by limiting the counterparties to major financial institutions.

The following table represents the carrying amounts and estimated fair values of the Company's receivables from officers, long-term debt, foreign exchange contracts, and Senior Subordinated Notes as of December 31, 2000 and 1999:

                                                2000                             1999
                                ------------------------------------------------------------------
                                 Carrying Amount     Fair Value    Carrying Amount     Fair Value
                                ------------------------------------------------------------------
Assets - notes receivable from
officers                            $     356       $     350        $      --       $       --
Liabilities:
   Foreign exchange contracts
     Unrealized gain                       --            (111)              --               --
     Unrealized loss                       --               4               --              459
Variable rate long-term debt          118,024         118,024          106,792          106,792
Senior Subordinated Notes              69,000          57,615           69,000           69,000

The carrying amount of variable rate long-term debt and the Senior Subordinated Notes approximate estimated fair values. The fair values of the foreign exchange contracts are based on the exchange rates existing at the balance sheet dates.

(11) RELATED PARTY TRANSACTIONS

In 1998, Madison Dearborn began providing management and advisory services to the Company under a five year agreement for annual payments of $350. This service was discontinued after the Company became public in early 1999.

On December 29, 1997, the Company entered into a three-year employment agreement with the Company's former President, Chief Executive Officer and Director, providing for $475 in annual salary, subject to possible increases, in addition to a maximum annual bonus of up to 50% of base salary. In June 2000 this agreement was terminated due to the death of the Company's

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     -------------------------------------

President and CEO. The Company also entered into a two-year consulting and non-competition agreement with the Company's founder on December 29, 1997, to serve as Chairman of the Board of Directors and to facilitate the Company's relationships with third parties and suppliers. The contract provided for annual compensation of $250 per year. The Chairman retired in September 1999 resulting in termination of related agreements.

Due From Officers - At December 31, 2000 the amount due from officers was $356. These loans were initiated during 2000 and bear interest at LIBOR plus 2%. These notes become due in 2004.

(12) LEGAL PROCEEDINGS

The Company is involved in various claims and legal actions arising from the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial statements.

(13) EARNINGS PER COMMON SHARE

In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share," which requires presentation of basic and diluted earnings per share. As required, the Company adopted the provisions of SFAS No. 128 in the quarter ended March 31, 1998. Outstanding stock options issued by the Company represent the only dilutive effect reflected in diluted weighted average shares.

                                                                     Years Ended December 31,
                                                            2000            1999                  1998
                                                          (Amounts in thousands, except per share amounts)
                                                        --------------------------------------------------
Basic EPS:
   Earnings before extraordinary item                    $ 24,567         $ 28,259                $ 13,152
   Less:
     Junior Preferred Dividends                              --             (3,739)                 (7,396)
     Senior Preferred Dividends                              --                (10)                 (3,540)
     Senior Preferred accretion and premium on
        redemption of Senior Preferred Stock                 --             (4,345)                    (30)
                                                        --------------------------------------------------
   Earnings available to common shareholders               24,567           20,165                   2,186
     Extraordinary item related to debt
        extinguishment (net of tax)                          --             (3,048)                   --
                                                        --------------------------------------------------
   Net earnings available to common shareholders         $ 24,567         $ 17,117                $  2,186
                                                        ==================================================
   Weighted average number of common shares
     outstanding                                           39,278           34,958                  26,369
                                                        ==================================================
   Net earnings per common share                         $   0.63         $   0.49                $   0.08
                                                        ==================================================

Diluted EPS:
   Net earnings available to common shareholders         $ 24,567         $ 17,117                $  2,186
                                                        ==================================================

   Effect of dilutive securities:
   Weighted average common equivalent shares
     from stock options                                     1,214            1,792                   1,456
   Weighted average number of common shares
     outstanding                                           39,278           34,958                  26,369
                                                        --------------------------------------------------

   Weighted average number of common shares
     and common stock equivalents
     outstanding                                           40,492           36,750                  27,825
                                                        ==================================================
   Net earnings per common share                         $   0.61         $   0.46                $   0.08
                                                        ==================================================

Options to purchase 80,000 shares of common stock at prices ranging from $13.95 to $19.13 per share and 15,000 shares of common stock at $19.13 per share were outstanding for the years ended 2000 and 1999, respectively, but were not included in the diluted earnings per share calculation because the assumed exercise of such options would have been antidilutive.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      -------------------------------------

(14) PRO FORMA EARNINGS PER COMMON SHARE (Unaudited)

The schedule below provides an pro forma comparison of net earnings per share for 2000, 1999 and 1998. It reflects the initial public offering of April 1999 as of January 1, 1998.

                                                                              Years Ended December 31
                                                                    2000                1999                1998
                                                                 ------------------------------------------------
                                                                 (Amounts in thousands, except per share amounts)
Net earnings available to common shareholders                     $24,567            $17,068            $ 2,186
  Plus:
       Preferred Dividends/Discount Accretion                        --                3,748             10,966
       Premium on redemption of Senior Preferred Stock               --                4,395               --
       Interest expense from $31 million notes payment,
            net of tax                                               --                  852              2,239
       Extraordinary item related to debt extinguishment,
            net of tax                                               --                3,048               --
                                                                  ---------------------------------------------
Pro forma earnings available to common shareholders               $24,567            $29,111            $15,391
                                                                  =============================================
Pro forma basic EPS:
  Weighted average common shares                                   39,278             38,155             37,715
                                                                  ---------------------------------------------
  Net earnings per common share                                   $  0.63            $  0.76            $  0.41
                                                                  =============================================
Pro forma diluted EPS:
  Weighted average number of common shares
       and common share equivalents outstanding                    40,492             39,947             39,171

                                                                  ---------------------------------------------
  Pro forma net earnings per common share                         $  0.61            $  0.73            $  0.39
                                                                  =============================================

(15) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

A summary of the unaudited quarterly results for 2000 and 1999 follows:

                                                                Quarters ended
                                      Mar. 31, 2000     Jun. 30, 2000   Sept. 30, 2000   Dec. 31, 2000
                                      ----------------------------------------------------------------
Net Sales                               $ 90,491          $132,563          $141,353         $222,460
Comparable store sales increase             15.1%             12.8%              5.5%             6.1%
Gross profit                            $ 35,329          $ 44,711          $ 48,184         $ 68,676
Operating profit                        $  8,449          $ 12,445          $ 14,222         $ 27,721
Net earnings                            $  2,309          $  4,497          $  4,601         $ 13,160
Net earnings available to
  common shareholders                   $  2,309          $  4,497          $  4,601         $ 13,160
EPS - Diluted                           $   0.06          $   0.11          $   0.11         $   0.33

                                                                Quarters ended
                                      Mar. 31, 1999     Jun. 30, 1999   Sept. 30, 1999   Dec. 31, 1999
                                      ----------------------------------------------------------------
Net Sales                               $  71,761        $ 107,681          $ 113,493       $ 195,931
Comparable store sales increase              13.1%            16.6%              16.7%           10.3%
Gross profit                            $  28,374        $  35,578          $  41,352       $  71,457
Operating profit                        $   5,860        $   8,557          $  12,743       $  38,428
Net earnings                            $     435        $    (837)         $   4,592       $  21,021
Net earnings available to
     common shareholders                $  (2,423)       $  (6,122)         $   4,592       $  21,021
EPS - Diluted                           $   (0.09)       $   (0.18)         $    0.11       $    0.52

                      MANAGEMENT'S DISCUSSION & ANALYSIS OF
                  FINANCIAL CONDITION & RESULTS OF OPERATIONS

                   -----------------------------------------


OVERVIEW

Tuesday Morning is the leading closeout retailer of upscale home furnishings, gifts and related items in the United States. We opened our first store in 1974 and, over the next 26 years, have grown nationwide, increasing our store base to 441 stores in 41 states as of February 2001.

Our stores are destination-oriented and can therefore be located in secondary locations of major suburban markets, such as strip malls and warehouse zones, near our upscale target customers. We are able to obtain favorable lease terms because of our flexibility in site selection and our no-frills format which allows us to use a wide variety of space configurations effectively. As a result of this opportunistic approach to site selection, our real estate costs, averaging approximately $8.89 per square foot, are significantly lower than those of many other retailers. Of the new stores opened in 2000, we spent approximately $80,000 per store for fixture and start-up costs, plus an additional $197,000 for on-hand inventory. Average sales per store and store level operating income in 2000 were $1,416,000 and $165,000 respectively. Store level operating income excludes allocation of corporate overhead but includes warehouse distribution and advertising expenses.

In the early 1990s, we instituted a number of strategic initiatives that would allow us to better manage our business and improve our operating performance. The initiatives included doubling our buying staff, re-engineering our warehouse, and making substantial investments in our management information systems including adding point of sale registers in all our stores. Tuesday Morning's results since 1996 reflect these initiatives. In 2000 Tuesday Morning recorded net sales of $586.9 million and operating income of $62.8 million, representing compounded annual growth of 23.0% and 32.5%, respectively, since 1996. Our sales growth has been driven by new store openings as well as annual increases in comparable store sales of 8.8%, 13.3% and 12.1% in 2000, 1999 and 1998, respectively.

Between 1986 and 1997, Tuesday Morning was a publicly traded company. On December 29, 1997, Madison Dearborn Capital Partners II, L.P. ("Madison Dearborn"), certain unaffiliated investors and certain members of our management acquired substantially all of our outstanding capital stock. The financing of the acquisition consideration of $324.9 million, excluding fees and expenses of $18.9 million, included aggregate equity investments of $117.9 million from Madison Dearborn, investors and management, borrowings under a $200.0 million Senior Credit Facility and the proceeds from the sale of our $100.0 million principal amount of Senior Subordinated Notes.

Tuesday Morning became a publicly traded company again in April 1999. See Note 7 to the Consolidated Financial Statements for a discussion of the initial public offering.

Despite significant leverage, we have continued to operate profitably (excluding recapitalization fees and expenses in 1997) and to expand our store base, adding 49 stores in 2000. Additionally, we anticipate adding a total of at least 35 stores to our store base in 2001 and in 2002.

Tuesday Morning adopted a required accounting policy related to expensing pre-opening costs effective January 1, 1999 and now expenses pre-opening costs as incurred. This change in accounting policy did not have a material impact on our financial results.

On January 1, 2001 we will adopt SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". See Note 1(o) to the Consolidated Statements for further discussion of this policy.

RESULTS OF OPERATIONS
                                                    Year Ended December 31
                                                  2000       1999    1998
                                                 -------------------------
Net sales                                        100.0%    100.0%    100.0%
Cost of sales                                     66.4      63.8      64.9
                                                 -------------------------
  Gross profit                                    33.6      36.2      35.1
Selling, general and administrative expenses      22.8      22.7      23.9
                                                 -------------------------
  Operating profit                                10.8      13.5      11.1
Net interest and other income (expense)           (4.0)     (4.1)     (5.7)
                                                 -------------------------
  Earnings before income taxes and
     extraordinary item                            6.8       9.4       5.4
Income tax expense                                (2.5)     (3.5)     (2.1)
                                                 -------------------------
  Earnings before extraordinary item               4.3       5.9       3.3
                                                 -------------------------
  Extraordinary item related to debt
       extinguishment (net of tax)                  --      (0.6)       --
                                                 -------------------------
  Net earnings                                     4.3%      5.3%      3.3%
                                                 =========================

Number of stores open at end of period             431       382       347

                      MANAGEMENT'S DISCUSSION & ANALYSIS OF
                  FINANCIAL CONDITION & RESULTS OF OPERATIONS

                   -----------------------------------------


2000 Compared to 1999

Net sales for the year increased $98.0 million or 20.0% to $586.9 million from $488.9 million in 1999. This increase was attributable to a 8.8% increase in comparable store sales and $45.7 million in sales from new stores. Our comparable store sales increase was the result of increases in both the number of transactions (+5.3%) and the average transaction value per customer (+3.3%). Average annual sales per store increased $97,000 or 7.4% to $1,416,000 from $1,319,000 in 1999.

Gross profit increased $20.1 million or 11.4% due to the increase in sales, offset by a decrease in the gross profit percentage from 36.2% to 33.6%. This 2.6% decrease was the result of a 1.8% increase in distribution expenses, 0.2% increase in shrink and 1.1% increase in markdowns including those related to exiting certain merchandise categories. These increases were partially offset by a 0.6% improvement in initial margin. Higher distribution expenses resulted from warehouse inventory levels that were much higher than historical levels and higher than expected to be necessary in the future to support store sales. In order to accommodate these higher levels, we expanded the use of third party regional distribution centers (RDC). Use of the RDCs resulted in additional handling and freight expenses. During the fourth quarter of 2000 the use of the RDCs was reduced from 16 centers to 6 centers.

Selling, general and administrative expenses increased $22.9 million or 20.6%. This increase is attributable to the additional stores, inflationary increases and increases in variable sales expenses. As a percentage of sales these expenses were essentially flat.

Interest expense increased $1.7 million due to inventory being brought in early combined with the increases in interest rates through the year.

Other income and expense decreased $1.4 million. Approximately $1.3 million of this decrease was related to writeoffs of excess and obsolete warehouse equipment related to the regional distribution centers.

Income tax expense decreased $2.4 million to $14.7 million in 2000 from $17.2 million in 1999. This decrease was due to lower levels of income in 2000 as compared to 1999. Our effective income tax rate was 37.5% in 2000 and 37.8% in 1999.

1999 Compared to 1998

Net sales increased $92.8 million or 23.4% to $488.9 million in 1999 from $396.1 million in 1998. The increase in net sales was the result of $37.4 million in sales from new stores and a 13.3% increase in comparable store sales. Average annual sales per store increased $148,000 or 12.6% to $1,319,000 in 1999 from $1,171,000 in 1998. The growth of our comparable store sales rose due to increases in the number of customer transactions and the average transaction value per customer.

Gross profit increased $37.7 million or 27.1% to $176.8 million in 1999 from $139.1 million in 1998. Gross profit as a percentage of net sales increased to 36.2% in 1999 from 35.1% in 1998. This 1.1% increase was due to a 0.6% improvement in initial margin, a 1.2% improvement in markdowns offset by a 0.7% increase in buying, distribution and freight costs. In 1998 our markdowns reflected the liquidation of our fine jewelry inventory which was planned as a part of our 1997 recapitalization. Buying, distribution and freight costs increased due to international freight rate increases and additional distribution costs due to an additional warehouse which was leased in May 1999 and the addition of a second shift in our main warehouse.

Selling, general and administrative expenses increased $16.3 million or 17.2% to $111.2 million in 1999 from $94.8 million in 1998. This percentage increase was significantly less than our 23.4% increase in net sales. As a result, our selling, general and administrative expenses declined as a percentage of net sales to 22.7% in 1999 from 23.9% in 1998.

Interest expense decreased $4.3 million due to the paydown in April 1999 of $31 million of Senior Subordinated Debt and a $3 million scheduled reduction of our notes payable.

Extraordinary expense in 1999 consisted of costs associated with the write-off of financing fees and premium paid on the early redemption of $31 million of the Senior Subordinated Notes that was paid down with proceeds from the IPO.

                      MANAGEMENT'S DISCUSSION & ANALYSIS OF
                  FINANCIAL CONDITION & RESULTS OF OPERATIONS

                   -----------------------------------------

Income tax expense increased $9.0 million to $17.2 million in 1999 from $8.2 million in 1998. This increase was due to higher levels of income in 1999 as compared to 1998. Our effective income tax rate was 37.8% in 1999 and 38.4% in 1998 due to a realignment of our operations, which reduced taxes in various states.

Liquidity and Capital Resources

We have historically financed our operations with funds generated from operating activities and borrowings under our revolving credit facility.

Net cash flows from operating activities in 2000, 1999 and 1998 were $2.4 million, $8.2 million and $4.0 million, respectively. The increase in 1999 was attributable to an increase in net income offset by an increase in inventories which increased due to earlier than normal shipments for 2000 events, Y2K concerns and an increase in the number of stores. The early shipments of inventory continued in 2000 with payment for much of the product for the first event of 2001 required to be made in 2000. Cash and cash equivalents as of December 31, 2000, 1999 and 1998 were $20.9 million, $19.8 million and $20.3 million, respectively.

Capital expenditures, principally associated with new store openings and warehouse systems enhancements, were $11.1 million, $14.0 million and $4.7 million for 2000, 1999 and 1998, respectively. In 1999 we spent $6.5 million to purchase a warehouse which we previously leased. In 2001, we expect to spend $8.7 million for capital expenditures.

As part of the recapitalization on December 29, 1997, we entered into the Senior Credit Facility, which was comprised of $110.0 million in term loans and a $90.0 million revolving credit facility. In July 2000 the terms of the Senior Credit Facility were renegotiated to provide for an additional $25 million in the Term A loan and an additional $35 million in the revolving credit facility. At December 31, 2000 and 1999, we had outstanding $111.0 and $98.1 million under the term loans and no amounts outstanding under the revolving credit facility. Availability under the revolving credit facility is based on eligible inventory and was $76.0 million at December 31, 2000 and $61.6 million at December 31, 1999. The term A loan ($50.6 million at December 31, 2000 and $32.8 million at December 31, 1999) and the revolving credit facility loans will mature in December 2002, and the term B loan ($60.4 million at December 31, 2000 and $65.2 million at December 31, 1999) will mature in December 2004. For 30 consecutive days during each 12 month period beginning on April 1 of each year, the aggregate principal amount of loans outstanding under the revolving credit facility may not exceed $15.0 million.

Tuesday Morning's indebtedness under the Senior Credit Facility is secured by a lien on Tuesday Morning's inventory, tangible personal property and a second mortgage on its owned real property and a pledge of Tuesday Morning's ownership interests in all of its subsidiaries. Tuesday Morning has granted a first lien on all of its owned real property to the real estate lender to secure the repayment of notes which have balances of approximately $7.1 million at December 31, 2000 and $8.7 million at December 31, 1999.

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

In March 1999, Tuesday Morning offered to exchange all of its shares of Junior Redeemable Preferred Stock and Junior Perpetual Preferred Stock for shares of its common stock, subject to the consummation of an initial public offering. Holders of $89.9 million of Junior Redeemable Preferred Stock and $0.6 million of Junior Perpetual Preferred Stock (such amounts representing these shares' liquidation value plus accrued but unpaid dividends) elected to exchange their shares of preferred stock for a number of shares of common stock equal to such amounts divided by the per share offering price of the common stock offered in the offerings, net of underwriting discount. Holders of $5.8 million of Junior Redeemable Preferred Stock and $1.6 million of Junior Perpetual Preferred Stock elected not to exchange their shares for common stock. Tuesday Morning redeemed these shares in connection with the public offering for a redemption price equal to approximately $1,112 per share (the shares' liquidation value plus accrued but unpaid dividends).

In addition, Tuesday Morning used a portion of the net proceeds from the offerings to redeem all of the Senior Exchangeable Redeemable Preferred Stock at an aggregate redemption price of approximately $33.9 million. Tuesday Morning also used approximately $34.4 million of the net proceeds from the offerings to redeem a portion of the Senior Subordinated Notes. After the application of the net proceeds from the offerings, Tuesday Morning had no shares of preferred stock outstanding and $69.0 million principal amount of the Senior Subordinated Notes outstanding. We anticipate that our net cash flows from operations and borrowings under our revolving credit facility will be sufficient to fund our working capital needs, planned capital expenditures and scheduled interest payments through 2001.

                      MANAGEMENT'S DISCUSSION & ANALYSIS OF
                  FINANCIAL CONDITION & RESULTS OF OPERATIONS

                   -----------------------------------------

Seasonality

We expect to continue to experience seasonal fluctuations in our business, with a significant percentage of our net sales and most of our operating income being generated in the fourth quarter, which includes the Christmas selling season. Net sales in the fourth quarter accounted for approximately 40% of annual net sales in each of the last three years, and operating income excluding recapitalization fees and expenses for the fourth quarters of 2000, 1999 and 1998 accounted for approximately 44.1%, 58.6% and 64.8%, respectively, of annual operating income for such years.

The following tables set forth certain quarterly financial data as percentages of net sales, except the number of stores open at the end of period date, for the eight quarters ended December 31, 2000. The quarterly information is unaudited but has been prepared on the same basis as the audited financial statements included elsewhere in this Annual Report. In the opinion of management, all necessary adjustments (consisting only of normal recurring adjustments) have been included to present fairly the unaudited quarterly results when read in conjunction with Tuesday Morning's Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report. The results of operations for any quarter are not necessarily indicative of the results for any future period.

                                                                Three months ended
                                          Mar. 31, 2000   Jun. 30, 2000     Sept. 30, 2000   Dec. 31, 2000
                                          ----------------------------------------------------------------
Net sales                                      100.0 %        100.0 %           100.0 %           100.0 %
Gross profit                                    39.0           33.7              34.1              30.9
Operating profit                                 9.3            9.4              10.1              12.5
Net earnings                                     2.6            3.4               3.3               5.9
Number of stores open at end of period           380            405               415               431

                                                                Three months ended
                                          Mar. 31, 1999   Jun. 30, 1999     Sept. 30, 1999   Dec. 31, 1999
                                          ----------------------------------------------------------------
Net sales                                       100.0 %         100.0 %          100.0 %         100.0 %
Gross profit                                     39.5            33.0             36.4            36.5
Operating profit                                  8.2             8.0             11.2            19.6
Net earnings                                      0.6            (0.8)             4.1            10.7
Number of stores open at end of period            354             365              368             382

Our quarterly results of operations may fluctuate based upon such factors as the number and timing of store openings, the amount of net sales contributed by new and existing stores, the mix of products sold, pricing, store closings or relocations, competitive factors and general economic conditions. The timing of sales events could impact the weighting of sales between quarters. For example, the opening day of our sixth sales event fell in the third quarter of 2000 and 1999, whereas in 1998 the opening day of that sales event fell in the fourth quarter. During the third quarter of 2001, the calendar will shift again so that the sixth sale event will begin in October instead of late September.

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

The objective of our financial risk management is to minimize the negative impact of foreign currency exchange and interest rate fluctuations on our earnings, cash flows and equity. Tuesday Morning enters into financial instruments to manage and reduce the impact of changes in foreign currency exchange rates. The counterparties are major financial institutions. We enter into forward foreign currency contracts to hedge the currency fluctuations in transactions denominated in foreign currencies, thereby limiting our risks that would otherwise result from changes in exchange rates. During 2000, the only transactions hedged by us were for inventory purchase orders placed with foreign vendors for which the purchase order had to be settled in the foreign vendor's currency. The periods for the forward foreign exchange contracts correspond to the periods of the hedged transactions. Gains and losses on forward foreign exchange contracts are reflected in the income statement and were immaterial to us as a whole in 2000. At December 31, 2000, we had outstanding forward foreign currency contracts to purchase approximately $1.8 million of various currencies with maturities ranging between 8 and 120 days.

                      MANAGEMENT'S DISCUSSION & ANALYSIS OF
                  FINANCIAL CONDITION & RESULTS OF OPERATIONS

                   -----------------------------------------

The estimated fair value of foreign currency contracts represents the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices. At December 31, 2000, the difference between the fair value of all outstanding contracts and the face amount of such contracts was immaterial. A large fluctuation in exchange rates for these currencies could have a material impact on their fair value; however, because we use these forward foreign currency contracts to hedge future inventory purchases at a fixed price in the vendor's foreign currency at the time the purchase order is made, any fluctuations in the exchange rate should not materially impact us.

See Notes 1 and 10 in Notes to Consolidated Financial Statements for a discussion of the accounting policies for our forward foreign currency contracts and information on financial instruments, respectively.

We have both fixed-rate and variable-rate debt as of December 31, 2000. We do not hold any derivatives related to interest rate exposure for any of our debt facilities.

The fair market value of long-term fixed interest rate debt is subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The estimated fair value of our total long-term fixed rate and our floating-rate debt approximates carrying value. See Notes 4 and 10 in Notes to Consolidated Financial Statements for further information on our debt.

Based on our market risk sensitive instruments outstanding at December 31, 2000, we have determined that there was no material market risk exposure to our consolidated financial position, results of operations or cash flows as of such date.

INVENTORY

Our inventory increased $33.3 million during 2000 to $174.8 million as we increased our store count by 49 to a total of 431 locations. Inventory in the warehouse at December 31, 2000 was $20.7 million higher than at December 31, 1999. As discussed earlier, we received inventory earlier than required in both 1999 and 2000 resulting in higher warehouse inventory levels. We plan to reduce these levels during 2001.

                     Total Inventory Levels by Location ($ millions)
              Dec. 31, 2000   Dec. 31, 1999   Dec. 31, 1998     Dec. 31, 1997
              ---------------------------------------------------------------
Stores           $  84.0        $  71.4           $ 58.8           $ 61.5
Warehouse           90.8           70.1             37.9             37.7
              ---------------------------------------------------------------
   Total         $ 174.8        $ 141.5           $ 96.7           $ 99.2
              ===============================================================

Inventory on a per store basis was abnormally low at December 31, 1998. This was due to our conservative reaction to the impact of (i) the Asian economy in late 1998 and (ii) the volatility of the United States stock market in the fall of that year. We have brought store inventory back to appropriate levels at December 31, 2000.

                      Total Inventory Levels by Location ($ millions)
               Dec. 31, 2000   Dec. 31, 1999   Dec. 31, 1998     Dec. 31, 1997
               ---------------------------------------------------------------
Stores            $ 195           $ 187            $ 169            $ 195
Warehouse           211             184              109              120
               ---------------------------------------------------------------
   Total          $ 406           $ 371            $ 278            $ 315
               ===============================================================

Store Count         431             382              347              315
               ===============================================================

                      MANAGEMENT'S DISCUSSION & ANALYSIS OF
                  FINANCIAL CONDITION & RESULTS OF OPERATIONS

                   -----------------------------------------

The selected consolidated financial and operating data presented below for, and as of each of the fiscal years in the five-year period ended December 31, 2000, is derived from the audited Consolidated Financial Statements of Tuesday Morning. The selected consolidated financial and operating data should be read in conjunction with the Consolidated Financial Statements, and the Notes thereto located elsewhere in this Annual Report.

                                              Selected Financial Data (in thousands except per share data)
                                                                 Years Ended December 31,
                                                  1996         1997         1998         1999         2000
                                             -------------------------------------------------------------
Statement of Operations Data:
   Net sales                                 $ 256,756    $ 327,307    $ 396,095    $ 488,866    $ 586,867
   Cost of sales                               165,189      208,432      257,037      312,106      389,967
                                             -------------------------------------------------------------
     Gross profit                               91,567      118,875      139,058      176,760      196,900
   Selling, general and administrative
     expenses                                   71,167       82,939       94,843      111,173      134,063
   Recapitalization fees and expenses (1)         --         33,960          129         --           --
                                             -------------------------------------------------------------
     Operating profit                           20,400        1,976       44,086       65,587       62,837
   Net interest and other income (expense)      (1,892)      (2,294)     (22,726)     (20,164)     (23,537)
                                             -------------------------------------------------------------
     Earnings before income taxes and
        extraordinary item                      18,508         (318)      21,360       45,423       39,300
   Income tax expense                            6,992        3,246        8,208       17,164       14,733
                                             -------------------------------------------------------------
     Earnings before extraordinary item         11,516       (3,564)      13,152       28,259       24,567
   Extraordinary item related to debt
     extinguishment (net of tax)                  --           --           --         (3,048)        --
                                             -------------------------------------------------------------
   Net earnings (loss)                       $  11,516       (3,564)      13,152       25,211       24,567
   Preferred dividends                            --            (57)     (10,966)        --           --
                                             -------------------------------------------------------------
   Earnings (loss) available to common
     shareholders                            $  11,516    $  (3,621)   $   2,186    $  25,211    $  24,567
                                             =============================================================
   Earnings (loss) per share: (2)
     Basic                                        0.02        (0.21)        0.08         0.49         0.63
     Diluted                                      0.02        (0.21)        0.08         0.46         0.61
   Weighted average shares outstanding
     Basic                                      65,436       65,394       26,369       34,958       39,278
     Diluted                                    68,406       65,394       27,825       36,750       40,492
   Pro forma earnings per share (3)
     Basic                                                             $    0.41         0.76         0.63
     Diluted                                                           $    0.39         0.73         0.61
Operating Data:
   Number of stores:
     Beginning of period                           260          286          315          347          382
     Opened during period                           33           31           35           44           54
     Closed during period                           (7)          (2)          (3)          (9)          (5)
                                             -------------------------------------------------------------
     Open at end of period                         286          315          347          382          431
                                             =============================================================

   Comparable store sales increase (4)            13.7 %       18.3 %       12.1 %       13.3 %        8.8%
   Average annual sales per store (5)        $     925    $   1,066    $   1,171    $   1,319    $   1,416
   Average square feet per store                 6,427        6,591        6,826        7,123        7,784
Balance Sheet Data (at period end):
   Working capital                           $  49,568    $  61,233    $  70,507    $  89,504    $ 113,772
   Total assets                                121,757      168,924      155,319      203,716      243,147
   Total debt, including current portion         6,622      214,977      205,197      175,792      187,025
   Senior Exchangeable Redeemable
     Preferred Stock                              --         24,661       28,231         --           --
   Junior Redeemable Preferred Stock              --         85,998       85,998         --           --
   Junior Perpetual Preferred Stock               --          1,930        1,930         --           --
   Total shareholders' equity (deficit)         75,528     (219,874)    (217,623)     (35,948)     (11,157)

(1) Recapitalization fees and expenses are related to the acquisition of our stock in December 1997 by Madison Dearborn Capital Partners II, L.P., certain unaffiliated investors and certain members of management and consisted of compensation paid in lieu of options of $25.0 million and fees and expenses of $9.0 million.

(2) Basic and diluted earnings per share have replaced primary and fully diluted earnings per share in accordance with SFAS 128. See Note 13 to the consolidated financial statements for the calculation of earnings per share for 1998, 1999 and 2000. The Company used the same computation/methodology for calculating 1996 and 1997 earnings per share as was used in calculating 1998, 1999 and 2000 earnings per share.

(3) Pro forma earnings per share reflects the sale by Tuesday Morning of 5,515,000 shares of common stock offered at an initial public offering price of $ 15.00 and also reflects the redemption of a portion of our Senior Subordinated Notes and the redemption, or exchange into common stock, of all of our preferred stock.

(4) Comparable store sales are computed by comparing sales for stores open during the same sales event in the current and previous year. Stores are open for the full event as store openings and closings generally occur between events.

(5) Average annual sales per store is the sum of the average of the sales per store for each quarter.

                             431 STORES NATIONWIDE

                                     [MAP]

ALABAMA
Birmingham (3)
Huntsville
Mobile (2)
Tuscaloosa

ARIZONA
Phoenix (7)
Tucson (2)

ARKANSAS
Fayetteville
Little Rock (3)
Fort Smith
Pine Bluff

CALIFORNIA
Bakersfield (2)
Fresno (2)
Los Angeles (32)
Palm Springs
Sacramento (6)
San Diego (4)
San Francisco (14)
Santa Barbara

COLORADO
Boulder (2)
Colorado Springs
Denver (11)
Fort Collins
Grand Junction
Greeley
Pueblo

CONNECTICUT
Danbury
Fairfield
Hartford (3)
New Haven

DELAWARE
Wilmington (2)

FLORIDA
Boca Raton
Fort Lauderdale (5)
Gainesville

Jacksonville (3)
Miami (6)
Ocala
Orlando (4)
Pensacola
Palm Beach (7)
Tallahassee
Tampa (3)

GEORGIA
Albany
Athens
Atlanta (14)
Augusta
Columbus
Macon
Savannah

ILLINOIS
Bloomington
Chicago (15)

INDIANA
Evansville
Indianapolis (5)
South Bend

IOWA
Des Moines
Cedar Rapids

KANSAS
Lawrence
Topeka
Wichita (2)

KENTUCKY
Frankfort
Fort Mitchell (CIN)
Lexington
Louisville (3)
Owensboro

LOUISIANA
Alexandria
Baton Rouge (2)
Hammond
Lafayette

Lake Charles
New Orleans (6)
Shreveport

MARYLAND
Annapolis (3)
Baltimore (5)
Washington, D.C. (4)

MASSACHUSETTS
Seekonk
Springfield

MICHIGAN
Detroit (5)
Grand Rapids (2)
Kalamazoo
Lansing

MINNESOTA
Minneapolis /
St. Paul (7)
Rochester

MISSISSIPPI
Gulfport (2)
Hattiesburg
Jackson

MISSOURI
Columbia
Kansas City (6)
St. Louis (5)
Springfield

NEBRASKA
Lincoln
Omaha (2)

NEVADA
Las Vegas (4)
Reno (2)

NEW JERSEY
Middlesex
Monmouth (3)
Morris
Ocean
Somerset

NEW MEXICO
Albuquerque (2)
Santa Fe

NEW YORK
Albany

NORTH CAROLINA
Asheville
Burlington
Charlotte (3)
Durham
Greensboro
High Point
Raleigh (3)
Wilmington
Winston-Salem

OHIO
Cincinnati (4)
Cleveland (4)
Columbus (4)
Dayton (3)

OKLAHOMA
Lawton
Oklahoma City (4)
Norman
Tulsa (2)

OREGON
Portland (3)

PENNSYLVANIA
Harrisburg (2)
Philadelphia (2)

RHODE ISLAND
Providence

SOUTH CAROLINA
Charleston (3)
Columbia (2)
Greenville
Myrtle Beach
Spartanburg

SOUTH DAKOTA
Sioux Falls

TENNESSEE
Chattanooga (2)
Knoxville (3)
Memphis (3)
Nashville (2)

TEXAS
Abilene
Amarillo
Austin (6)
Beaumont
Corpus Christi
Dallas (17)
El Paso (2)
Fort Worth (9)
Houston (16)
Longview
Lubbock
McAllen
Midland
San Antonio (6)
Tyler
Waco
Wichita Falls

UTAH
Orem

VIRGINIA
Charlottesville
Lynchburg
Roanoke
Richmond (3)
Washington, D.C. (9)

WISCONSIN
Appleton
Madison
Milwaukee (3)

                             SHAREHOLDER INFORMATION




NOTICE OF ANNUAL MEETING
The Annual Meeting of Shareholders will be held at 11:00 a.m. (CDT), Wednesday, May 16, 2001, at the Corporate Offices, 14621 Inwood Road, Addison, Texas 75001-3768. Shareholders unable to attend in person are urged to mail their proxy promptly in order to assure representation at the meeting.

FORM 10-K ANNUAL REPORT
A copy of the Form 10-K Annual Report filed with the Securities and Exchange Commission will be furnished free of charge on written request to the Investor Relations Department, Tuesday Morning Corporation, 14621 Inwood Road, Addison, Texas 75001-3768.

CORPORATE HEADQUARTERS
Tuesday Morning Corporation
14621 Inwood Road
Addison, Texas 75001-3768
Phone 972/387-3562   Fax 972/387-2344

TRANSFER AGENT & REGISTRAR
Mellon Investor Services, LLC
P. O. Box 3315
South Hackensack, New Jersey 07606-1915
www.mellon-investor.com
1/800/635-9270

AUDITORS
Arthur Andersen LLP
Dallas, Texas 75202

COUNSEL
Hallett & Perrin, P.C.
Dallas, Texas 75201

STOCK MARKET INFORMATION
(TUES: NASDAQ)

                 1999                               2000
   Quarter       High        Low      Quarter       High         Low
   -----------------------------------------------------------------
     1st          -           -        1st        18.219       9.625
     2nd       26.188      15.000      2nd        15.125       7.875
     3rd       25.563      18.000      3rd        13.125       7.063
     4th       26.750      16.000      4th         7.938       3.500

The Company had approximately 2800 beneficial owners of its common stock, as well as approximately 390 which were of record, as of March 26, 2001.

DIVIDENDS
The Company has not paid cash dividends and has no plans to do so in the immediate future.

OFFICERS AND DIRECTORS

Benjamin D. Chereskin
Chairman of the Board, Partner
Madison Dearborn Capital Partners

Kathleen Mason
Chief Executive Officer
President, Director

Henry F. Frigon
Director

William J. Hunckler, III
Director, Partner,
Madison Dearborn Capital Partners

Sally Frame Kasaks
Director

Robin P. Selati
Director, Partner
Madison Dearborn Capital Partners

G. Michael Anderson
Executive Vice President, Buying Group

Mark E. Jarvis
Executive Vice President,
Chief Financial Officer

Michael Marchetti
Senior Vice President, Strategic Planning

Marsha Springate
Senior Divisional Vice President,
Buying Group

Karen T. Goodman
Vice President, Real Estate

Rebecca Gully
Vice President, Buying, Crystal/Tabletop

Duane A. Huesers
Vice President, Finance

William H. Kendall
Vice President, Buying, Textiles

Stella Knable
Vice President, Buying, Rugs

Richard E. Nance
Vice President, Information &
Communications

Jacque O'Neill
Vice President, Advertising

Andy Paris
Vice President, Store Operations